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REGISTRANT'S NAME Sun Hung Kai Properties

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**FORMER NAME OCT 2 1 2005

B THOMSON FINANCIAL

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FILE NO. 82- 1755 FISCAL YEAR 6-30-05

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DAT : 10/19/05

SUN HUNG KAI PROPERTIES LIMITED

Annual Report 2004/05




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5
5
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The cover photo of children collaborating on a mural echoes Sun Hung Kai Properties' commitment to 'Building Homes With Heart'. Children represent the future, and just as they work to create a bright picture of Hong Kong, Sun Hung Kai Properties continues to develop the homes, offices and shopping centres that the territory needs to grow and prosper.

1. Sun Hung Kai Centre, Wan Chai
2. Central Plaza, Wan Chai
3. Two IFC, Central
4. One IFC, Central
5. Four Seasons Hotel and Four Seasons Place, Central
6. Kowloon Station Development Packages 5, 6 & 7
7. The Arch, Kowloon Station

SUN HUNG KAI PROPERTIES LIMITED

Annual Report 2004/05

Contents

Corporate Structure

As at 30 June 2005



Sun Hung Kai Properties*
Hong Kong
Mainland China
Property Development
Property Investment
Property Related Businesses
Telecoms & Information Technology
Transportation, Infrastructure & Logistics
Property Development & Investment
• 13.6 million sq.ft. under development
• Over 21 million sq.ft. of agricultural land (site area)
• 22.0 million sq.ft. completed investment properties
• 6.3 million sq.ft. under development
Hotels
Property Management
Construction
Financial Services
Insurance
SmarTone* 52.1%
SUNeVision* 84.8%
Kowloon Motor Bus* 33.3%
RoadShow* 25.6%
Route 3 (CPS) 70%
Wilson Group 100%
Airport Freight Forwarding Centre 100%
Business Aviation Centre 35%
River Trade Terminal 43%
Mid-Stream Operation 50%
Logistics
Waste Management
• 6.6 million sq.ft. under development
• 1.9 million sq.ft. completed investment properties

* Listed in Hong Kong

Board of Directors and Committees

Executive Directors

Kwok Ping-sheung, Walter, *Chairman & Chief Executive*
Kwok Ping-kwong, Thomas, *Vice Chairman & Managing Director*
Kwok Ping-luen, Raymond, *Vice Chairman & Managing Director*
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike

Non-Executive Directors

Lee Shau-kee, *Vice Chairman*
Woo Po-shing
Li Ka-cheung, Eric
Kwan Cheuk-yin, William
Lo Chiu-chun, Clement
Law King-wan
Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Independent Non-Executive Directors

Chung Sze-yuen
Fung Kwok-king, Victor
Dicky Peter Yip
Wong Yue-chim, Richard

Audit Committee

Chung Sze-yuen*
Dicky Peter Yip
Li Ka-cheung, Eric

Remuneration Committee

Chung Sze-yuen*
Lo Chiu-chun, Clement
Wong Yue-chim, Richard

Nomination Committee

Wong Yue-chim, Richard*
Kwan Cheuk-yin, William
Dicky Peter Yip

* Committee Chairman

Corporate Information

Company Secretary

Lai Ho-kai, Ernest

Auditors

Deloitte Touche Tohmatsu

Solicitors

Woo, Kwan, Lee & Lo

Johnson, Stokes & Master

Winston Chu & Company

Registered Office

45th Floor, Sun Hung Kai Centre,
30 Harbour Road, Hong Kong

Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Web site : www.shkp.com
E-mail : shkp@shkp.com

Registrars

Computershare Hong Kong
Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East, Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited

The Hongkong & Shanghai Banking Corporation Limited

Hang Seng Bank Limited

The Bank of Tokyo – Mitsubishi, Ltd

Sumitomo Mitsui Banking Corporation

Mizuho Corporate Bank, Ltd

Industrial and Commercial Bank of China

Bank of Communications

BNP Paribas

Standard Chartered Bank (HK) Ltd

Shareholders' Information

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts (ADR).

Stock Code

The Stock Exchange of Hong Kong	:	16
Bloomberg	:	16 HK Equity
Reuters	:	0016.HK
Trading Symbol for ADR	:	SUHJY
CUSIP	:	86676H302

Investor Relations

General Manager –
Corporate Planning
Telephone : (852) 2828 7786
Facsimile : (852) 2827 0676
E-mail : ir@shkp.com

Financial Calendar for 2004/05

Interim results announcement	3 March 2005
Interim dividend paid	29 March 2005
Final results announcement	15 September 2005
Share register closed	1 December 2005 - 8 December 2005 (both days inclusive)
Annual general meeting	8 December 2005
Final dividend payable	9 December 2005

Financial Highlights

For the year ended 30 June	**2005**	2004	Change (%)
Financial Highlights (HK$ million)			
Turnover	**22,945**	21,764	+5.4
Profit attributable to shareholders	**10,371**	6,923	+49.8
Gross rental income[1]	**5,649**	5,461	+3.4
Net rental income[1]	**4,063**	3,998	+1.6
Financial Ratios			
Net debt to shareholders' funds (%)	**11.0**	9.4	+1.6[2]
Interest cover (times)	**24.0**	29.4	-5.4[3]
Dividend payout (%)	**50.9**	57.3	-6.4[2]
Financial Information per Share (HK$)			
Earnings	**4.32**	2.88	+50.0
Dividends	**2.20**	1.65	+33.3
- Interim dividend	**0.70**	0.60	+16.7
- Final dividend	**1.50**	1.05	+42.9
Shareholders' funds	**62.54**	56.33	+11.0
Land Bank in Hong Kong (million square feet)			
Development land bank[4]	**19.9**	22.3	-10.8
Completed investment properties	**22.0**	20.5	+7.3
Total	**41.9**	42.8	-2.1

Notes:

1. Including contributions from jointly-controlled entities and associates
2. Change in percentage points
3. Change in number of times
4. Excluding over 21 million square feet of agricultural land in terms of site area

Earnings and Dividends per Share



HK$
5
4
3
2
1
0
3.47
1.55
3.55
2.15*
2.65
1.60
2.88
1.65
4.32
2.2
FY2001
2002
2003
2004
2005
Earnings
Interim Dividend
Final Dividend
Special Dividend*

* Including special cash dividend of HK$0.60 per share for the Group's 30th anniversary

Land Bank in Hong Kong



million square feet
60
50
40
30
20
10
0
54.1
50.4
45.3
42.8
41.9
FY2001
2002
2003
2004
2005
Development Land Bank
Completed Investment Properties

Shareholders' Funds per Share



HK$
64
61
58
55
52
49
53.48
53.56
50.25
56.33
62.54
FY2001
2002
2003
2004
2005

Net Debt to Shareholders' Funds Ratio



%
18
16
14
12
10
8
15.5
15.6
10.9
9.4
11.0
FY2001
2002
2003
2004
2005

I am pleased to present my report to the shareholders.

Results

The Group's profit after taxation and minority interests for the year ended 30 June 2005 was HK$10,371 million, an increase of 50 per cent compared with last year's profit of HK$6,923 million. Earnings per share for the year were HK$4.32, an increase of 50 per cent from last year's HK$2.88 per share.

The Group has not undertaken the early adoption of the new accounting standard for investment property for the year under review. A surplus arising from the revaluation of the Group's investment property portfolio as at 30 June 2005 is reflected in the property revaluation reserve in the balance sheet. The Group will adopt the new accounting standard for investment property in the 2005/06 financial year as required. If the new standard had been applied in the 2004/05 financial year, the Group's profit attributable to shareholders would have been increased by approximately HK$7,600 million, representing the revaluation surplus in its investment property portfolio net of deferred taxation.

Dividends

The directors have recommended the payment of a final dividend of HK$1.50 per share for the year ended 30 June 2005. Together with the interim dividend of HK$0.70 per share, the dividend for the full year will be HK$2.20 per share, up 33 per cent from last year's HK$1.65.

Business Review

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$10,274 million, as compared with last year's sales of HK$10,004 million. The Group sold and pre-sold an attributable HK$21,166 million worth of properties in Hong Kong during the year, a 36 per cent increase from last year. Major projects sold during the year included The Arch at Kowloon Station, Chelsea Court in Tsuen Wan and Noble Hill in Sheung Shui.



The Arch, a luxury development at Kowloon Station, drew keen interest and sold exceptionally well.



Low-density Noble Hill in Sheung Shui appeals to buyers with convenient transport.

The Group completed five residential projects consisting of 3.2 million square feet of attributable floor area during the year. Approximately 80 per cent of the total residential floor area has been sold. Details are shown below.

Project	Location	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Chelsea Court	100 Yeung Uk Road, Tsuen Wan	100	1,113,000
Park Island Phase 3	8 Pak Lai Road, Ma Wan	Joint venture	1,017,000
The Pacifica*	9 Sham Shing Road, Cheung Sha Wan	50	718,000
18 Farm Road*	18 Farm Road, Kowloon	100	268,000
Central Heights*	9 Tong Tak Street, Tseung Kwan O	25	80,000
Total			**3,196,000**

* Contains a small portion of retail space.

During the year, the Group also completed the APM shopping mall and office space in Millennium City Phase 5, with a total gross floor area of 1.28 million square feet. The Four Seasons Hotel and Four Seasons Place at IFC had soft openings in early September 2005.

Land Bank in Hong Kong

Seven residential sites were added to the Group's land bank during the year, through agricultural land conversions, government auctions, public tenders and private negotiations. The total developable gross floor area is about 2.5 million square feet as follows:



Chelsea Court in Tsuen Wan offers exquisite luxury.



Park Island Phase 3 Oceanfront in Ma Wan is just as popular as the previous phases.

Location	Usage	Group's Interest (%)	Attributable Site Area (square feet)	Attributable Gross Floor Area (square feet)
New Kowloon Inland Lot 6308 San Po Kong	Residential/ Shopping Centre	100	137,000	1,230,000
Tuen Mun Town Lot 465	Residential	100	478,000	621,000
Lot 4038 in DD 120 Yuen Long	Residential	100	62,000	308,000
Shun Ning Road / Po On Road Sham Shui Po	Residential/ Shopping Centre	Joint venture	15,000	134,000
9 Shouson Hill Road Island South	Residential	100	121,000	91,000
Pak Sha Tsuen, Yuen Long	Residential	100	162,500	49,000
Lam Tei, Tuen Mun	Residential	100	13,000	27,000
Total			**988,500**	**2,460,000**

The Group held an attributable gross floor area of 41.9 million square feet in its Hong Kong land bank on 30 June 2005, comprising 22 million square feet of completed investment properties and 19.9 million square feet of properties under development.

The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of these sites are in the process of land use conversion and are along existing or planned railways in the New Territories. The Group will continue to replenish its residential development land bank through various means when appropriate opportunities arise, with an emphasis on land use conversion.





Premium facilities in Group developments include amenities like a stylish indoor pool at YOHO Town in Yuen Long (left) and the elegant clubhouse at 18 Farm Road in Kowloon (right).

Property Development

The residential market remained resilient in the past few months despite higher mortgage interest rates. The volume of transactions in the secondary market stayed at reasonable levels and prices also held up relatively well. Homebuyers remained confident.

Fewer new projects went on the market for pre-sale during the year. The fact that buyers demand high-quality new private housing from a reliable developer works to the Group's benefit, as it is one of the leading brand names in the Hong Kong residential market. The Group is strengthening its brand name to solidify its market advantage.

The Group has been adding value to its projects for many years, with better architecture, layouts, finishes and clubhouse facilities, while also offering premium customer care with total lifestyle concepts and full after-sales service. In addition, the Group offers a wide range of flat sizes within its developments to suit different customers' needs.

The Group plans to complete 2.5 million square feet of residential gross floor area for the 2005/06 financial year.

Property Investment

The Group's gross rental income, including its share from joint-venture investment properties, rose by 3.4 per cent over last year to HK$5,649 million. Net rental income was HK$4,063 million compared with HK$3,998 million for the previous year. Occupancy of the Group's rental portfolio remains high at 96 per cent.

Retail rental income increased during the year as a result of rent increases in both renewals and new leases, as well as greater contributions from turnover-based rents. The Group creates value through renovations and realigning tenant mixes to make its malls more attractive. Renovations to New Town Plaza phase one should be finished by mid 2006. The Group will carry on staging promotions and marketing campaigns to attract more shoppers and to boost tenants' business.



Green surroundings and spectacular views at Severn 8 on The Peak.

Higher demand for quality office space pushed vacancy rates to low levels, and positive rent reversions emerged in early 2005. Office demand from existing and new tenants remains strong.

The Group's Signature Homes residential rental portfolio again recorded good performance during the year. Leasing of Four Seasons Place, which has over 500 serviced suites, has been encouraging and tenants started taking up occupancy in September this year.

The new APM shopping mall in Millennium City in Kowloon East offers a novel shopping experience and the latest lifestyle trends. The 600,000-square-foot mall was the first in Hong Kong to pioneer the concept of late-night shopping, and was an instant hit when it opened in March this year. APM is fully leased and expected to generate gross rental income of about HK$240 million annually. IFC mall has become the new shopping hub in Central with its diverse mix of brand-name retailers, dining and leisure. It is also fully let and there is a waiting list of potential tenants. The popularity of both IFC mall and APM make them important new additions to the Group's successful network of shopping centres.

Two IFC is the most prominent office building in Hong Kong, with multinational corporations and major financial institutions as occupants. The 700,000 square feet of office space in Millennium City Phase 5 was originally intended as a rental property, but then a major local bank made an unsolicited offer to buy a portion of the building and became an anchor occupant. The remaining office space is fully let, and the Group intends to hold this as a long-term investment.

Construction of Millennium City Phase 6 is underway. This will contain about 400,000 square feet of superior-quality offices with state-of-the-art facilities upon completion in mid 2007, and it will also be held as a long-term investment. When Phase 6 is finished, the Group will own approximately 1.8 million attributable square feet of investment office space in the entire Millennium City project.

Kowloon Station Development Packages 5, 6 & 7 are adjacent to what is destined to be Hong Kong's new commercial, tourist and cultural hub. The entire project will be held as a



A prime location and superior quality make Two IFC the ideal address for large corporations and multinationals.



Kowloon Station Development Packages 5, 6 & 7 will feature distinctive architecture and a supreme location.

long-term investment except for one million square feet of luxury residences for sale, and of these, 742,000 square feet are scheduled for completion in the first half of 2007. A mega tower in the project will offer office tenants the very latest in ultra-modern facilities, and six-star hotel amenities in the upper floors. Soft marketing will commence shortly. Completion of the mega tower is expected in phases from 2008, and when finished it will cement the Group's status as one of the largest high-quality office landlords in Hong Kong, with a portfolio of over ten million square feet.

Hotels

The number of visitors to Hong Kong rose at a satisfactory pace during the year, particularly arrivals from overseas markets. Mainland tourists accounted for more than half of all arrivals, and their numbers are expected to increase over time. The new Disneyland and major events such as the sixth WTO Ministerial Conference will draw additional visitors. Other new attractions such as the Tung Chung cable car will reinforce Hong Kong's position as a major tourist destination in Asia.

The Group's hotels fared well during the year, seeing high occupancy and increased room rates. The deluxe, six-star Four Seasons Hotel at IFC offers guests the finest hospitality, dining and leisure. This is the first Four Seasons Hotel in Hong Kong, and response to its soft opening in early September was encouraging. The Kowloon Station Development now under construction will have two more first-class hotels; one to be managed by Ritz-Carlton and the other by W Hotel. All the Group's hotels are expected to benefit from the arrival of more business and leisure travellers in the years to come.

Telecommunications and Information Technology

SmarTone

SmarTone outperformed the market despite a competitive environment, with improved ARPU, higher service revenue and a better customer profile. The costs associated with introducing 3G service nonetheless put pressure on profitability.



The Four Seasons Hotel was opened for occupation in September, adding extra prestige to the Group's hotel portfolio.

SmarTone expects to build on 3G as the foundation for future business growth. The company will focus on exploiting 3G to improve its superior customer propositions further and create long-term value for shareholders by increasing revenue share and achieving greater scale. SmarTone will focus on enhancing efficiency, though there will be additional costs associated with providing 3G service. The Group is confident about SmarTone's prospects, given its sound management team, strategy and financial strength, and will continue to hold SmarTone as a long-term investment.

SUNeVision

SUNeVision continued to grow during the year and achieved its second year of profit, amounting to HK$154 million. iAdvantage will keep strengthening its leading position as a provider of superior facilities and value-added service to its local and multinational customers, aiming to achieve higher occupancy. SUNeVision's financial position stayed strong with about HK$1,500 million in cash and interest-bearing securities. The Group is confident in the company's financial and earning strength, given the improving prospects for its core operations.

Transportation and Infrastructure

Kowloon Motor Bus

Business remained challenging for Kowloon Motor Bus (KMB), in the face of rising fuel costs and fare concessions. Management took initiatives to increase productivity further without compromising service quality. KMB plans to pre-sell its Manhattan Hill residential development at Lai Chi Kok in the first half of 2006. Its investments in transport-related businesses on the mainland have shown satisfactory results. KMB will continue looking for opportunities in the transportation business on the mainland, given the positive long-term outlook. An improved economic climate resulted in KMB's RoadShow subsidiary recording satisfactory media sales.



SUNeVision's iAdvantage is building upon its leading position as a carrier-neutral data centre operator in Hong Kong and on the mainland.



KMB is committed to delivering quality service with its new bus fleet.

Infrastructure

The Group enlarged its long-term holding in Asia Container Terminals to 57 per cent during the year by exercising a pre-emptive right. It then received an unsolicited and attractive offer, and eventually sold its entire interest in December 2004. The proceeds will be reinvested when a suitable opportunity arises.

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre had satisfactory operations. Traffic flow on the Route 3 (Country Park Section) remained steady.

The Group's infrastructure projects are all in Hong Kong and are expected to produce steady cash flows over time. The Group intends to hold the projects as long-term investments, given the healthy cash flows and potential returns.

Mainland Business

Mainland investments performed well for the Group during the year. In June this year the Group acquired a premium site in a prime location by Huangpu River in Shanghai's Pudong district with a panoramic view of the Bund. The site can accommodate 1.7 million square feet of gross floor area and will be a landmark waterfront residential development with first-class international luxury. Construction of the Group's integrated commercial development in the Lujiazui financial trade zone is expected to start early next year, and the entire project should be completed by 2011. This will be an integrated office, retail and hotel development of a concept and scale comparable to IFC in Hong Kong.

Shanghai Central Plaza maintained its impressive performance with almost full occupancy and higher rents for both retail and office space during the year under review. The Sun Dong An Plaza office tower in Beijing was 95 per cent let, and the Group plans to renovate the retail space as an up-market mall for tourists and young consumers. Renovations should be finished in 2007, in time for the 2008 Beijing Olympics. The shareholding in Sun Dong An Plaza recently underwent a restructuring that gave the Group full control of its management and all the revenue from the office and retail space, except for 16,000 square metres operated by the mainland partner.


NEC

The Lujiazui project in Shanghai is destined to be the Group's flagship mainland development.

Corporate Finance

The Group maintained a strong financial position, largely due to recurring cash flows from operations. As at 30 June 2005, its net debt to shareholders' funds ratio was 11 per cent.

The Group is financially well positioned for expansion, given its low gearing and the availability of substantial committed, undrawn facilities. The trend in corporate borrowing is towards narrower spreads, and in February 2005 the Group arranged a five-year HK$12,600 million, fully-revolving syndicated facility at very attractive terms. This will lower the Group's overall cost of funding. It will keep looking for new sources of funding and lengthen its debt maturity profile when appropriate opportunities arise. Almost all of the Group's financing is denominated in Hong Kong dollars, so it has negligible exposure to foreign exchange risk. The Group has not taken any speculative positions in derivatives.

The Group manages its finances prudently and focuses on maintaining low gearing and high liquidity. Moody's upgraded the Group's credit rating from A2 to A1, the same as Hong Kong's sovereign rating. The Group's financial strength will continue to be sustained by healthy returns from property sales and recurrent rental income.

Corporate Governance

A reputation for high standards of corporate governance is one of the keys to the Group's success. It recently appointed two more non-executive directors, one of whom is independent, to strengthen the Board's composition further. In addition to the Audit Committee that has been in place for many years, Remuneration and Nomination Committees were established during the year under review. The Group also has effective internal controls in place to safeguard shareholders' interests and its assets, and it puts great emphasis on the transparent and timely disclosure of relevant information to shareholders and investors.

The Group's effective management and good corporate governance are recognized by the investment community. *Euromoney* magazine named the Group number one among Best Property Developers in both Asia and Hong Kong in 2005. The Group was also voted Asia's



The SHKP Club has over 210,000 members and promotes two-way communication between the Group and its market.



The Group's property management companies are committed to raising quality of service to new heights.

Best Property Company by *FinanceAsia* magazine for the third consecutive year, and was ranked number one in Hong Kong for Corporate Governance by *The Asset* magazine.

Customer Service and Human Resources

First-class service has always been a priority on the Group's agenda, and it constantly looks for fresh ideas to satisfy customers. The Group's two property management subsidiaries strive to offer residents high-quality living environments with comprehensive service and the finest leisure facilities, and they consistently win many awards for their efforts.

The SHKP Club offers the Group a two-way communication channel with the market. The Club currently has over 210,000 members, and it celebrated two important new milestones in its evolution during the year; the introduction of a new Star membership category with added privileges for owners and residents of the Group's residential developments and the new SHKP Club VISA card offering a wide range of shopping benefits and other services.

Facilitating staff development and personal growth have long been among the Group's management objectives. The Group continues to implement a wide range of initiatives to ensure that it attracts and retains the best people.

Corporate Citizenship

The Group's commitment to the community is best described by its dedication to 'Building Homes With Heart'. This means more than creating the finest residential developments for customers, but extends to making Hong Kong a better place to live for everyone.

The Group is committed to promoting culture and education, including the encouragement of personal development and the broadening of people's horizons. It established the SHKP Book Club during the year under review, and staged a series of activities to foster a culture of reading in Hong Kong.

The Group also maintained its support for a wide range of charities and programmes to help the less fortunate. The SHKP Volunteer Team expanded the scope of its activities during the year



Crowds flock to IFC Mall to see Picasso's famous stage curtain *Parade*, showcased in Hong Kong for the first time.


新地開心閱讀
SHKP BOOK CLUB

The Group set up the SHKP Book Club to promote reading in Hong Kong.

and branched out into new fields of community service. The Group promotes green living by incorporating eco-friendly features and construction materials in its developments, and these efforts have been highly praised by a variety of organizations.

Prospects

The global economy should continue to grow and the US economy is expected to remain relatively robust, notwithstanding surges in oil prices and increases in US interest rates. The mainland economy is expected to keep growing at a steady pace despite tightening measures being adopted for certain sectors.

The recent reform in the RMB exchange rate regime should attract more capital to the mainland and Hong Kong. Abundant liquidity, improved consumer confidence and continuous growth in tourism and trade signal a positive outlook for Hong Kong's economy.

The residential market is expected to remain promising. Income growth, low mortgage interest rates, affordable housing prices and a rise in marriages should continue to bolster the demand for residential property. A decline in the supply of new units in the next few years is likely to support the rising trend in housing prices that started in the middle of 2003.

As always, the Group takes advantage of market conditions to replenish its development land bank by various means, particularly converting agricultural land to residential use. The Group has sufficient paid-up land for development over the next five years. The average completion rate for new residential projects over the next three years is expected to be about 2.7 million square feet annually. Steadily rising property prices should boost the Group's development profit margins, while its established brand name, high-quality products and premium customer service further enhance returns.

The rental portfolio is expected to do well in the coming year, driven by higher rents for new leases and renewals, the addition of a full-year contribution from APM and new income from Four Seasons Place.

Tight new supply and more business opportunities in Hong Kong will keep pushing office rents higher. The Group plans to add another 6.3 million square feet to its Hong Kong investment property portfolio over the next four years, including 4.2 million square feet of



Harbour Green at Olympic Station will go on sale soon.



Manhattan Hill in Lai Chi Kok will offer deluxe units to meet market needs.

office space in prime locations. These new projects will increase the Group's share of the high-end rental market over time. The Group will also selectively replace non-core investment properties with new landmark projects, to enhance asset quality and returns further.

New residential projects set for pre-sale in the next nine months include Harbour Green at Olympic Station in Kowloon West, Severn 8 on the Peak, Park Island Phase 5 on Ma Wan and Manhattan Hill in Lai Chi Kok. Proceeds from these projects and substantial rental income will keep the Group's financial position strong.

Looking ahead, the Group will continue to focus on property development in Hong Kong, building residential properties for sale and shopping malls and offices for rent. It will also apply its core competence to expand into property development in mainland China.

Given enhanced margins and good prospects for both the sales and leasing markets, and barring unforeseen circumstances, the Group's results for the coming financial year are expected to be encouraging.

Appreciation

Dr. Eric Li Ka-cheung was appointed a non-executive director and member of the Group's Audit Committee in May this year. His wealth of experience in finance and accounting, as well as in civic affairs, will help the Group's business.

Professor Richard Wong Yue-chim was appointed an independent non-executive director, chairman of the Nomination Committee and member of the Remuneration Committee in May 2005. His extensive knowledge and experience in economics and policy development will contribute to the Group's business.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Walter Kwok Ping-sheung
Chairman & Chief Executive

Hong Kong, 15 September 2005



Chairman & Chief Executive Walter Kwok (centre), and Vice Chairmen & Managing Directors Thomas Kwok (left) and Raymond Kwok (right).

Review of Operations







Land Bank

Year's Highlights

- Substantial land bank in Hong Kong containing 41.9 million square feet in terms of gross floor area
- Over 21 million square feet of agricultural land reserves in terms of site area
- Added seven sites developable into 2.5 million square feet of gross floor area

Land Bank in Hong Kong

(41.9 million square feet in attributable gross floor area)



53%
Completed investment properties
By Usage
17%
6%
42%
Residential
Shopping Centre
Office
Hotel
Industrial / Office
By Location
29%
Hong Kong Island
Kowloon
New Territories
By Usage
9%
7%
4%
Residential
Shopping Centre
Office
Hotel
Industrial / Office
By Location
55%
Hong Kong Island
Kowloon
New Territories

The Group had an attributable gross floor area of 41.9 million square feet in its land bank in Hong Kong on 30 June 2005, consisting of 19.9 million square feet of properties under development and 22 million square feet of completed investment properties. The Group also owns over 21 million square feet of agricultural land in terms of site area, in various new towns along existing and planned rail lines. Most of these sites are being converted into residential use, with the majority already in advanced stages of conversion.

New sites were added to the Group's land bank through government land auctions, public tenders, private negotiations and farmland conversions, to meet future development needs. The sites acquired during the year added 2.5 million square feet of developable gross floor area, as described on page 10 in the Chairman's Statement.

Of the 19.9 million square feet of properties under development, 13.6 million square feet is intended for sale and the remaining 6.3 million square feet will be held long term for investment. The Group has a diverse property portfolio in terms of usage. A full 59 per cent of the total development land bank is slated as residential premises for sale. This will be sufficient to meet the Group's development needs over the next five years. Of the completed investment properties, 73 per cent are shopping malls and prime offices.

The land bank is also geographically diverse, with about 58 per cent of the development land bank in urban areas and 42 per cent in the New Territories. The Group's completed investment properties have a similar geographical distribution.

The Group's land bank in Hong Kong by attributable gross floor area breaks down as follows:

	Attributable Gross Floor Area (million square feet)			
	Development for sale	Development for investment	Completed investment properties	Total
By Usage				
Residential	11.8	-	1.0	12.8
Shopping centre	-	0.7	9.2	9.9
Office	-	4.2	6.8	11.0
Hotel	-	1.4	1.4	2.8
Industrial / Office*	1.8	-	3.6	5.4
Total	**13.6**	**6.3**	**22.0**	**41.9**
By Location				
Hong Kong Island	0.6	-	6.3	6.9
Kowloon	6.2	4.8	6.3	17.3
New Territories	6.8	1.5	9.4	17.7
Total	**13.6**	**6.3**	**22.0**	**41.9**

* Industrial / Office properties include godowns.

The Group's mainland land bank is described under Mainland China Business on page 62.

Property Development

A long-standing commitment to offering premium products and service has earned the Group a recognized brand name and reputation for quality that enhances its competitiveness. The Group produces a wide range of unit sizes to suit different needs and is now incorporating more large units in new developments to meet market demand .



e Arch
owloon Station



Year's Highlights

- Development land bank in Hong Kong amounting to 19.9 million square feet by gross floor area
- 3.1 million square feet of residential property completed for sale
- Sold and pre-sold an attributable HK$21,166 million worth of property in Hong Kong
- Good sales for The Arch at Kowloon Station, Chelsea Court in Tsuen Wan and Noble Hill in Sheung Shui

Most of the Group's 19.9 million-square-foot development land bank in Hong Kong is destined to be residential properties for sale, primarily large-scale estates offering a wide range of unit sizes catering to different customers' needs. The Group is also building more large units to meet market demand.

The Group has always been committed to offering the highest quality of products and service to let residents in all its developments enjoy carefree living. This has earned the Group an enviable reputation and a recognized brand name that enhances its competitiveness. An increase in property prices also produced significantly higher development margins for the year under review.

Property Sales

The Group sold and presold an attributable HK$21,166 million worth of properties in Hong Kong in the year ended 30 June 2005, representing a 36 per cent increase over the previous year. Major projects sold during the year included The Arch at Kowloon Station, Chelsea Court in Tsuen Wan and Noble Hill in Sheung Shui.

The Group will continue to put new projects on sale according to schedule, with developments to go on the market in the next nine months including Severn 8 on The Peak, Harbour Green at Olympic Station, Park Island Phase 5 on Ma Wan and Manhattan Hill in Lai Chi Kok.



A Sky House in The Arch luxury residential development offers a magnificent view of Victoria Harbour from 700 feet in the air.


Property Sales in Hong Kong
HK$ million
25,000
20,000
15,000
10,000
5,000
0
19,641
15,151
12,157
15,592
21,166
FY2001
2002
2003
2004
2005


The premium clubhouse at Noble Hill in Sheung Shui exudes style and elegance.

Project Completion Schedule

About 3.1 million square feet of residential properties for sale was completed during the year. The Group expects to complete an average of 2.7 million square feet of residential properties annually for the next three years. The Group's strong brand identity and favourable market conditions are likely to produce better margins and add to the Group's profitability.


BeneVille in Tuen Mun offers a relaxing environment for residents.


Chelsea Court serviced apartments in Tsuen Wan have a wide range of layouts and hotel-style service to satisfy residents' needs.

Property Development

Major Projects Under Development by Year of Completion

Location	Project Name	Group's Interest (%)	Residential
Projects to be completed in financial year 2005/06			
Airport Railway Kowloon Station Development Package 3	The Arch	Joint venture	1,076,000
Ma Wan Development	Park Island Phase 5	Joint venture	800,000
Tin Ping Shan, Sheung Shui	Noble Hill	100	532,000
8 Severn Road, The Peak	Severn 8	100	59,000
Tung Chung Town Lot 2 (North site)	-	20	-
Year Total			**2,467,000**
Projects to be completed in financial year 2006/07			
Airport Railway Olympic Station Development Package 3	Harbour Green	Joint venture	1,110,000
Ngau Tam Mei, Yuen Long	-	100	383,000
Ma Wan Development	Park Island Phase 6	Joint venture	80,000
New Kowloon Marine Lot 3, Cheung Sha Wan	Manhattan Hill	33.3	358,000
Airport Railway Kowloon Station Development Packages 5, 6 & 7 (first phase)	-	Joint venture	742,000
392 Kwun Tong Road	Millennium City Phase 6	100	-
Tsuen Wan Inland Lot 5 & Lot 429 in DD 399, Ting Kau	-	100	-
Year Total			**2,673,000**
Projects to be completed in financial year 2007/08			
Yuen Long Town Lot 504 (first stage)	YOHO Town Phase 2	100	717,000
Kowloon Inland Lot 11076, Hung Hom	-	50	777,000
Shun Ning Road / Po On Road, Sham Shui Po	-	Joint venture	112,000
Sha Tin Town Lots 421, 438 and 496 (formerly known as To Fung Shan)	-	100	691,000
Lot 4038 in DD 120, Yuen Long	-	100	308,000
18-30 Bedford Road, Tai Kok Tsui	-	100	55,000
Airport Railway Kowloon Station Development Packages 5, 6 & 7 (second phase)	-	Joint venture	267,000
Year Total			**2,927,000**
Major projects to be completed in financial year 2008/09 and beyond			
New Kowloon Inland Lot 6308, San Po Kong	-	100	1,025,000
Yuen Long Town Lot 504 (second stage)	YOHO Town Phase 2	100	737,000
Tuen Mun Town Lot 465	-	100	621,000
Kwu Tung, Sheung Shui	-	100	603,500
Ap Lei Chau Inland Lot 129	-	35	316,000
Shek Wu Wai, Yuen Long	-	50	227,000
9 Shouson Hill Road, Island South	-	100	91,000
Pak Sha Tsuen, Yuen Long	-	100	49,000
Airport Railway Kowloon Station Development Packages 5, 6 & 7 (remaining phases)	-	Joint venture	-
Kwai Chung Town Lot 215	-	100	-
Total			**3,669,500**

Attributable Gross Floor Area (Square Feet)			
Shopping Centre	Office	Hotel	Total
-	-	-	1,076,000
-	-	-	800,000
-	-	-	532,000
-	-	-	59,000
-	-	47,500	47,500
-	**-**	**47,500**	**2,514,500**
-	-	-	1,110,000
-	-	-	383,000
-	-	-	80,000
18,000	-	-	376,000
171,000	-	-	913,000
-	402,000	-	402,000
-	-	310,000	310,000
189,000	**402,000**	**310,000**	**3,574,000**
249,000	-	-	966,000
16,000	-	-	793,000
22,000	-	-	134,000
-	-	-	691,000
-	-	-	308,000
-	-	-	55,000
-	1,000,000	606,000	1,873,000
287,000	**1,000,000**	**606,000**	**4,820,000**
205,000	-	-	1,230,000
-	-	-	737,000
-	-	-	621,000
-	-	-	603,500
-	-	-	316,000
-	-	-	227,000
-	-	-	91,000
-	-	-	49,000
-	1,495,000	417,000	1,912,000
-	906,000	-	906,000
205,000	**2,401,000**	**417,000**	**6,692,500**



Central Heights in Tseung Kwan O features diverse layouts and convenient transport.



Millennium City Phase 6 will be the top office address in Kowloon East with state-of-the-art facilities.

Property Development

Major Projects Under Development

● Residential ◧ Shopping Centre ◠ Office ○ Hotel

		Residential	Shopping Centre	Office	Hotel
01	Sha Tin Town Lots 421, 438 & 496	●			
02	Noble Hill	●			
03	Kwu Tung	●			
04	Shek Wu Wai	●			
05	Ngau Tam Mei	●			
06	Park Island Phases 5 & 6	●			
07	Harbour Green	●			
08	The Arch	●			
09	Severn 8	●			
10	Ap Lei Chau Inland Lot 129	●			
11	18-30 Bedford Road	●			
12	Tuen Mun Town Lot 465	●			
13	9 Shouson Hill Road	●			
14	Lot 4038 in DD120, Yuen Long	●			
15	Pak Sha Tsuen	●			
16	YOHO Town Phase 2	●	◧		
17	Manhattan Hill	●	◧		
18	Shun Ning Road / Po On Road	●	◧		
19	New Kowloon Inland Lot 6308	●	◧		
20	Kowloon Inland Lot 11076	●	◧		
21	Millennium City Phase 6			◠	
22	Kwai Chung Town Lot 215			◠	
23	Tsuen Wan Inland Lot 5 & Lot 429 in DD399, Ting Kau				○
24	Tung Chung Town Lot 2				○
25	Airport Railway Kowloon Station Development Packages 5, 6 & 7	●	◧	◠	○

KCR
KCR (under construction/ planning)
Major Highway
Major Highway (under construction)
MTR
MTR (under planning)
Cross Harbour Tunnel
Railway Interchange



24
LANTAU ISLAND


SHENZHEN
02
03
04
05
16
14
15
NEW TERRITORIES
01
23
12
22
KOWLOON
06
18
19
17
11
07
08
25
20
21
09
HONG KONG ISLAND
13
10

Property Development

Status of Major Developments

The Arch

Airport Railway Kowloon Station Development Package 3 (Joint venture)

Site area	: 172,000 square feet
Gross floor area	: 1.1 million square feet
Units	: 1,054
Expected completion	: late 2005

The Arch drew an exceptional response when it went on sale in April 2005. Over 90 per cent of the units have been sold. The premium-quality development has distinctive architecture that makes it a new landmark on the Kowloon waterfront. Construction will finish in late 2005 and buyers are expected to take possession in the first half of 2006.

Noble Hill

Tin Ping Shan, Sheung Shui (100% owned)

Site area	: 177,000 square feet
Gross floor area	: 532,000 square feet
Units	: 764
Expected completion	: late 2005

Noble Hill went on sale in January 2005, and it is now over 50 per cent sold. The development will have comprehensive facilities and easy transport connections north to the mainland and south to urban Kowloon.

Park Island Phases 5 & 6

Ma Wan Development (Joint venture)

Site area	: 1.4 million square feet (entire development)
Gross floor area	: 880,000 square feet
Units	: approximately 1,300
Expected completion	: 2006

Construction has begun on phases 5 & 6 of Park Island. The latest two phases will contain nine blocks of low-to-medium-rise apartment blocks on the environmentally-friendly island. They will be the last phases of the scenic green Park Island development.



Distinctive architecture makes The Arch at Kowloon Station a new landmark on the waterfront.



Noble Hill in Sheung Shui has lush surroundings and easy transport to the mainland.

Harbour Green

Airport Railway Olympic Station Development Package 3 (Joint venture)

Site area	:	185,000 square feet
Gross floor area	:	1.1 million square feet
Units	:	over 1,500
Expected completion	:	third quarter of 2006

Harbour Green consists of five residential towers by Olympic Station, where its prime location will offer residents a comprehensive transportation network. Units in the development will range from typical 600-square-foot flats to penthouses of over 5,000 square feet. The project's selection of units and deluxe clubhouse are designed to offer modern city dwellers a premium lifestyle.

Sha Tin Town Lots 421, 438 & 496

(100% owned)

Site area	:	371,000 square feet
Gross floor area	:	691,000 square feet
Units	:	about 500
Expected completion	:	first half of 2008

This project is made up of three individual sites located close together. The Group converted the land use of the sites in early 2004, paving the way for the development of 691,000 square feet of low-rise luxury residential premises. Site formation has been completed and foundation works will commence soon.



Park Island is an exceptional green residential development on Ma Wan.



Deluxe Harbour Green at Olympic Station will offer a premium lifestyle for modern city dwellers.

Property Development

YOHO Town Phase 2

Yuen Long Town Lot 504 (100% owned)

Site area	: 318,000 square feet
Gross floor area	: 1.4 million square feet (residential) 245,000 square feet (retail)
Units	: about 2,000
Expected completion	: from 2008 in phases

Construction of YOHO Town Phase 2 is under way. Phase 2 is the focal point of the entire YOHO Town development and will contain a higher proportion of large units to meet the increasing demand. The development is supported by a comprehensive transportation network of highways and rail lines. Phase 2 will also include a shopping mall, offering added convenience to residents.

New Kowloon Inland Lot 6308 San Po Kong (100% owned)

Site area	: 137,000 square feet
Gross floor area	: 1 million square feet (residential) 250,000 square feet (retail)
Units	: approximately 1,100
Expected completion	: first half of 2009

The Group bought this prime site in October 2004 and plans to turn it into a prestigious new address and shopping destination in Kowloon East. The residential units will set new standards of luxury in the district.

Tuen Mun Town Lot 465

(100% owned)

Site area	: 478,000 square feet
Gross floor area	: 621,000 square feet
Units	: approximately 500
Expected completion	: first half of 2009

The development will consist of about 500 residential units, surrounded by greenery and a tranquil, comfortable environment.



YOHO Town is a high-grade residential project in Yuen Long with a full clubhouse and lush landscaped garden.



The project in San Po Kong sets a new standard of luxury in Kowloon East.

Millennium City Phase 6

392 Kwun Tong Road (100% owned)

Site area	: 30,000 square feet
Gross floor area	: 402,000 square feet
Expected completion	: mid-2007

Following the success of the newly completed Phase 5, the Group is planning to add another premium office tower to its Millennium City portfolio in Kowloon East. Like previous phases, Phase 6 will feature state-of-the-art facilities to meet the needs of modern corporations and multinationals. Foundation works have just finished and superstructure works will soon commence.

Airport Railway Kowloon Station Development Packages 5, 6 & 7

(Joint venture)

Site area	: 790,000 square feet
Gross floor area	: 5.4 million square feet (total)
	: 4.7 million square feet (attributable)
Expected completion	: in phases from 2007

The development will consist of 2.5 million square feet of top-quality offices, one million square feet of residential units and serviced apartments, another million square feet of hotel space and 0.9 million square feet of retail space. Upon completion, the development will include the tallest building in Hong Kong, featuring ultra-modern facilities to satisfy the demands of contemporary commercial tenants. Superstructure works on the first phase of over 700,000 square feet of residential units and serviced apartments are underway.



Millennium City Phase 6 will add to the Group's premium office portfolio in Kowloon East.



Works on the residential units and serviced apartments in the first phase of the Kowloon Station Development are underway.

Property Investment

The Group is bolstering its premium office portfolio with projects incorporating the latest technology and contemporary designs that modern companies and multinationals demand. It is also constantly working to make its shopping centres more attractive by adjusting tenant mixes to appeal to shoppers' changing tastes.



rport Railway Kowloon Station
velopment Packages 5, 6 & 7



Year's Highlights

- 22 million square feet of completed investment property held as long-term investment
- Portfolio occupancy of 96 per cent
- HK$5,649 million in gross rental income, including contributions from joint ventures
- HK$4,063 million in net rental income

The Group's gross rental income, including contributions from joint venture properties, increased by 3.4 per cent during the year to HK$5,649 million. Net rental income increased from last year's HK$3,998 million to HK$4,063 million. Occupancy stayed high at 96 per cent, and contributions from new projects, positive lease renewals and higher rent for new tenants led to this respectable performance.

Higher tourist spending and greater local consumption continued to bolster the retail sector in 2004. Expansion by existing tenants and other operators coming to Hong Kong for the first time generated more demand for retail space during the year, resulting in rent increases. The Group continued its efforts to lift the appeal of its shopping centres by constantly adjusting the mix of retailers to satisfy changing customer tastes and renovating malls and facilities to create more attractive shopping environments.

A tilt between supply and demand led to a rebound in office rents over the past year, particularly in Central, fuelled by greater demand from various sectors.



The popular Dynasty Court in Mid-Levels is a jewel in the Group's luxury residential leasing portfolio.

Gross Rental Income*


HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,877
5,844
5,628
5,461
5,649
FY2001
2002
2003
2004
2005

Gross Rental Income by Sector*


58%
5%
7%
7%
Shopping Centre
Office
Car Park
Residential
Other

* *Including contributions from jointly-controlled entities and associates*

The Group enhances rental values by upgrading and renovating its investment properties regularly. The HK$300-million renovation project underway in New Town Plaza will be completed in 2006. Other shopping centres to be refurbished include Tai Po Mega Mall and Grand Century Place in Mong Kok. A commitment to customer care also helps build loyalty and keep occupancy rates high. The Group maintains two-way communications with its tenants through surveys and day-to-day interaction, ensuring that their needs are understood and taken care of.



APM has attracted hundreds of thousands of shoppers since it was opened, adding a new dimension to the Group's mall portfolio.

Property Investment

Completed Investment Properties

Shopping Centres

The Group's network of Hong Kong shopping centres grew to 9.2 million square feet with the opening of the 600,000-square-foot APM mall in Kowloon East in March this year. APM's brand new late-night operational concept and trade mix soon made it one of the most popular shopping and entertainment destinations in Kowloon East, and the mall is fully let. IFC Mall, which is now almost fully let, remained a major attraction in Central, with more restaurants and high-end retailers opening during the year. The Group's other major malls also performed well, with World Trade Centre in Causeway Bay, Grand Century Place in Mong Kok, Tai Po Mega Mall, Metroplaza in Kwai Chung and East Point City in Tseung Kwan O close to full occupancy.

The Seiyu department store in New Town Plaza was acquired by the Group during the year, in order to maintain a well-balanced tenant mix in the mall and benefit from the thriving retail market. The Group intends to hold the outlet as a long-term investment.

Offices

The Group currently holds 6.8-million square feet of offices for rent. The new office space in Millennium City Phase 5 was completed in August 2004 and is already fully leased, so the Group's Kowloon East office portfolio is now almost fully occupied, while the offices at IFC in Central are over 95 per cent let. The Group's other premium offices in key locations like Sun Hung Kai Centre and Central Plaza in Wan Chai, Grand Century Place in Mong Kok and Metroplaza in Kwai Chung continued to record occupancies of 95 per cent or more.

Residential

The Group has a million square feet of residential properties for lease, including luxury developments like Dynasty Court and Hillsborough Court in Mid-Levels. Signature Homes oversees leasing of the Group's luxury accommodation, and it is dedicated to providing personalized one-stop service, offering tenants six-star living.

Other Properties

The Group owns almost 30,000 car parking bays, which generate steady rental income. It also owns a number of industrial buildings, godowns and data centres. Conversion of some of the industrial premises into other uses like offices and hotels is being considered.


BEA tower

Vice Chairman & Managing Director Thomas Kwok (left) and Bank of East Asia Chairman & Chief Executive David Li at the opening of BEA Tower at Millennium City Phase 5 in Kowloon East.



Regular facelifts keep the Group's shopping centres fresh and competitive. The renovation of New Town Plaza Phase 1 will be completed in mid 2006.

Investment Properties: Completed and Under Development


million square feet
12
10
8
6
4
2
0
1.0
9.9
11.0
2.8
3.6
Residential
Shopping Centre
Office
Hotel
Industrial/ Office
Completed
Under Development

Investment Properties Under Development

Constant upgrading serves to optimize the Group's investment property portfolio. It has been steadily increasing the proportion of high-grade investment properties in prime locations over the years, replacing selected non-core properties with new landmark projects. Since the completion of IFC in Central and Millennium City Phase 5 in Kowloon East, the Group is now following up with Kowloon Station Development Packages 5, 6 & 7 and Millennium City Phase 6. Kowloon Station will be next to a commercial, cultural and transportation hub for the territory, while Millennium City is creating a new commercial centre in Kowloon East.

The Group has an attributable 6.3 million square feet of new investment properties under development. The majority of this, amounting to 4.2 million square feet, will be premium office space equipped with the latest technology and modern facilities. Retail space will account for another 700,000 million square feet, while the remaining 1.4 million square feet will house high-end hotels and serviced suites.

Major Investment Properties Under Development

Shopping centres
- YOHO Town Phase 2
- New Kowloon Inland Lot 6308 in San Po Kong

Offices
- Millennium City Phase 6
- Airport Kowloon Station Development Packages 5, 6 & 7
- Kwai Chung Town Lot 215



World Trade Centre in Causeway Bay will undergo renovations to make it more attractive.



Kowloon Station Development Packages 5, 6 & 7 will offer grade-A office space with the latest technology and modern facilities.

Property Investment

Major Completed Investment Properties

Name	Location	Lease Expiry	Group's Interest (%)	Residential
Hong Kong Island				
One IFC	1 Harbour View Street, Central	2047	47.5	-
Two IFC & IFC Mall	8 Finance Street, Central	2047	47.5	-
Four Seasons Hotel and Four Seasons Place	8 Finance Street, Central	2047	47.5	-
Sun Hung Kai Centre	30 Harbour Road, Wan Chai	2127	100	-
Central Plaza	18 Harbour Road, Wan Chai	2047	50	-
World Trade Centre	280 Gloucester Road, Causeway Bay	2842	100	-
Harbour Centre	25 Harbour Road, Wanchai	2128	33.3	-
Dynasty Court (Blocks 2 & 3)	23 Old Peak Road	2886	100	341,000
Pacific View (Blocks 2 & 3)	38 Tai Tam Road	2047	100	276,000
Hillsborough Court (Block 4)	18 Old Peak Road	2884	100	159,500
Kowloon				
Millennium City Phase 1*	388 Kwun Tong Road	2047	100	-
Millennium City Phase 2	378 Kwun Tong Road	2047	50	-
Millennium City Phase 3	370 Kwun Tong Road	2047	70	-
Millennium City Phase 5	418 Kwun Tong Road	2047	100	-
Grand Century Place	193 Prince Edward Road West, Mong Kok	2047	100	-
Royal Plaza Hotel	193 Prince Edward Road West, Mong Kok	2047	100	-
The Sun Arcade	28 Canton Road, Tsim Sha Tsui	2047	100	-
The Royal Garden	69 Mody Road, Tsim Sha Tsui	2127	100	-
Kerry Hung Kai Godown	3 Fat Tseung Street, Cheung Sha Wan	2047	50	-
APEC Plaza	49 Hoi Yuen Road, Kwun Tong	2047	100	-
Peninsula Tower	538 Castle Peak Road, Cheung Sha Wan	2047	100	-
New Tech Plaza	34 Tai Yau Street, San Po Kong	2047	100	-
Hing Wah Centre	82-84 To Kwa Wan Road	2099	100	-
New Territories				
New Town Plaza I	18 Shatin Centre Street, Sha Tin	2047	100	-
New Town Plaza III	2-8 Shatin Centre Street, Sha Tin	2047	100	-
New Town Tower	10-18 Pak Hok Ting Street, Sha Tin	2047	100	-
Grand Central Plaza	138 Shatin Rural Committee Road, Sha Tin	2047	100	-
Royal Park Hotel	8 Pak Hok Ting Street, Sha Tin	2047	100	-
Metroplaza Tower I & Shopping Centre	223 Hing Fong Road, Kwai Chung	2047	100	-
Landmark North	39 Lung Sum Avenue, Sheung Shui	2047	100	-
Tai Po Mega Mall	9 On Pong Road, Tai Po	2047	100	-
Tsuen Wan Plaza	5-21 Pak Tin Par Street, Tsuen Wan	2047	100	-
East Point City Shopping Centre	8 Chung Wa Road, Tseung Kwan O	2047	100	-
Sun Yuen Long Centre Shopping Arcade	8 Long Yat Road, Yuen Long	2047	87.5	-
Park Central Shopping Centre	Tseung Kwan O Town Lots 57 & 66	2047	57.52/25	-
Yuen Long Plaza Shopping Arcade	249-251 Castle Peak Road, Yuen Long	2047	100	-
Uptown Plaza Shopping Arcade	9 Nam Wan Road, Tai Po	2047	100	-
Grand City Plaza	1-17 Sai Lau Kok Road, Tsuen Wan	2047	100	-
Citygate	Tung Chung Town Lot 2	2047	20	-
Sunhing Hungkai Godown	8 Wong Chuk Yeung Street, Sha Tin	2047	100	-
Advanced Technology Centre	2 Choi Fat Street, Sheung Shui	2047	100	-

* Including the attributable share in areas held by SUNeVision, in which the Group has an 84.8 per cent interest.

ributable Gross Floor Area (square feet)				
hopping			Industrial/	
entre	Office	Hotel	Office	Total
-	373,000	-	-	373,000
304,000	537,000	-	-	841,000
-	-	523,000	-	523,000
53,400	850,600	-	-	904,000
-	700,000	-	-	700,000
162,000	350,000	-	-	512,000
20,500	80,000	-	-	100,500
-	-	-	-	341,000
-	-	-	-	276,000
-	-	-	-	159,500
27,000	890,000	-	-	917,000
-	133,000	-	-	133,000
-	108,000	-	-	108,000
598,000	308,000	-	-	906,000
725,000	475,000	-	-	1,200,000
-	-	400,000	-	400,000
204,800	-	-	-	204,800
-	-	295,000	-	295,000
-	-	-	285,000	285,000
-	-	-	240,000	240,000
-	-	-	202,000	202,000
-	-	-	184,000	184,000
-	-	-	182,700	182,700
1,300,000	-	-	-	1,300,000
350,000	-	-	-	350,000
-	96,000	-	-	96,000
236,000	505,000	-	-	741,000
-	-	258,000	-	258,000
600,000	569,000	-	-	1,169,000
181,500	375,500	-	-	557,000
588,800	-	-	-	588,800
583,000	-	-	-	583,000
415,000	-	-	-	415,000
245,000	-	-	-	245,000
195,000	-	-	-	195,000
145,000	-	-	-	145,000
120,000	-	-	-	120,000
35,100	137,200	-	-	172,300
99,000	32,000	-	-	131,000
-	-	-	500,000	500,000
-	-	-	142,000	142,000



IFC Mall is a major shopping focus in Hong Kong, replete with international brand name retailers.


apm
apm

Millennium City Phase 5 has state-of-the-art office facilities and a prime location in Kowloon East, and is fully let.

Property Investment

Major Completed Investment Properties

Residential | Shopping Centre | Office | Industrial/Office | Hotel

		Residential	Shopping Centre	Office	Industrial/Office	Hotel
01	Dynasty Court	●				
02	Hillsborough Court	●				
03	63 Deep Water Bay Road	●				
04	51 & 55 Deep Water Bay Road	●				
05	Pacific View	●				
06	Uptown Plaza		●			
07	Tai Po Mega Mall		●			
08	Sun Yuen Long Centre		●			
09	Yuen Long Plaza		●			
10	Chelsea Heights		●			
11	Tsuen Wan Plaza		●			
12	New Kowloon Plaza		●			
13	The Sun Arcade		●			
14	East Point City		●			
15	Park Central		●			
16	Chi Fu Landmark		●			
17	New Jade Shopping Arcade		●			
18	New Town Plaza / New Town Tower		●	●		
19	Grand Central Plaza		●	●		
20	Landmark North		●	●		
21	Grand City Plaza		●	●		
22	Metroplaza		●	●		
23	Grand Century Place		●	●		
24	Hollywood Plaza		●	●		
25	World Trade Centre		●	●		
26	Sun Hung Kai Centre		●	●		
27	Harbour Centre		●	●		
28	IFC		●	●		
29	Citygate		●	●		
30	Millennium City Phases 1, 2, 3 & 5		●	●		
31	Central Plaza			●		
32	APEC Plaza				●	
33	Infotech Centre				●	
34	Hing Wah Centre				●	
35	New Tech Plaza				●	
36	Advanced Technology Centre				●	
37	Peninsula Tower				●	
38	Kerry Hung Kai Godown				●	
39	Sunhing Hungkai Godown				●	
40	The Royal Garden					●
41	Four Seasons Hotel & Four Seasons Place					●
42	Royal Plaza Hotel					●
43	Royal Park Hotel					●

KCR

KCR (under construction/ planning)

Major Highway

Major Highway (under construction)

MTR

MTR (under planning)

Cross Harbour Tunnel

Railway Interchange


10
29
LANTAU ISLAND


SHENZHEN
NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
01
02
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04
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43

Property Related Businesses

The opening of Hong Kong's Disney theme park in September and the staging of several international events in the territory in the coming year will further boost visitor numbers. The Group's hotels are well positioned to take advantage of these opportunities.





From left: One IFC, Four Seasons Place and Four Seasons Hotel, Central


FOUR
ifc

Hotels

Continued growth in the local economy and expansion of the Individual Visit Scheme for mainlanders coming to Hong Kong have led to a steady rise in the number of visitor arrivals to the territory. The Group's three hotels in operation during the year under review recorded average occupancy close to 90 per cent and double-digit increases in average room rates for the year under review.

The eagerly-awaited soft opening of the luxurious **Four Seasons Hotel** and **Four Seasons Place** took place in September 2005, offering deluxe accommodation to discerning guests. There is already a high demand for the rooms and serviced suites. The facility is destined to become a market leader with its high-end food and beverage outlets, exciting indoor and outdoor recreation and outstanding service.

The **Royal Garden** achieved satisfactory growth in revenue and profit for the year. An ongoing improvement programme included further upgrades to the guest rooms with the addition of new plasma televisions. The Royal Garden Chinese Restaurant reopened in June 2005 after a complete renovation. Response to the renovations has been very positive and business is encouraging. Prospects are promising with the anticipated increase in visitor arrivals and positive effect of the guest room enhancements.

Royal Park Hotel experienced a steady expansion of business during the year under review. Completion of the KCR extension to Tsim Sha Tsui and the opening of the Ma On Shan KCR line have made the hotel's convenient location even so, making it more competitive. The Royal Park's ongoing pursuit of excellence includes a series of renovations to provide guests a warm welcome and modern, elegant décor. The first stage saw the main lobby unveil a fresh new look in mid 2005.

Royal Plaza Hotel had an excellent year during the period under review. Improvements were made for the comfort of guests, with particular attention to the growing demand from the business sector. These included room refurbishments, upgraded amenities, even



The grand Four Seasons Hotel offers deluxe accommodation, a variety of recreation and exceptional hospitality.



The Royal Plaza's restaurants performed remarkably well during the year under review.

better service and tightened security. Wireless broadband service was also introduced in the lobby and restaurants. The Royal Plaza is optimistic about prospects for the coming year.

The World Trade Organization's sixth Ministerial Conference and the opening of the Hong Kong Disney theme park in the latter part of 2005, plus the 2006 Asia World Expo, should add up to a very exciting year for Hong Kong's tourism industry. The Group's hotels are well positioned to take advantage of these opportunities.

Two deluxe hotels will be built at the Airport Railway Kowloon Station Development. Construction of the W Hotel is underway and the opening of this luxurious, five-star, 400-room facility is slated for 2008. Another six-star luxury hotel will take up the top 12 floors of the mega tower, with 300 rooms complemented by innovative food and beverage concepts and the latest wellness and spa facilities. Guests will be treated to a spectacular view from a height of over 1,500 feet. This establishment will be managed by the Ritz-Carlton Group.



The Royal Garden's restaurants are very popular in a competitive market.



Four Seasons Place offers guests exceptional sea views and the latest facilities for an elite lifestyle in the heart of the city.

Property Related Businesses

Property Management

Much of the Group's reputation for superior quality can be attributed to its member property management subsidiaries the **Hong Yip Service Company Limited** and **Kai Shing Management Services Limited**. The companies share the Group's commitment to 'Building Homes With Heart' and offer exceptional personal service in an effort to exceed residents' expectations. The two companies serve approximately 230,000 households and manage 200 million square feet of residential, commercial and industrial premises.

The two companies' unparalleled reputation in the property management industry has earned widespread recognition from many professional organizations. Hong Yip won the Customer Relationship Excellence Award – Corporate Service Team of 2004 (Property Management) for its superior service and excellent relationships with customers. It also won one of the 5th Outstanding Enterprise awards given out by *Capital* magazine, a leading financial and business publication in Hong Kong.

The company received Q-mark Certification for its unrivalled operational systems, seamless surveillance and audit processes, in recognition of its ongoing efforts to perfect customer service.

Premises Managed by the Group


million square feet
250
200
150
100
50
0
168
177
187
192
200
FY2001
2002
2003
2004
2005
Residential
Non-Residential



Sun Hung Kai Real Estate Agency Executive Director Jimmy Wong (left) checks operations at APM mall.



Hong Yip Director and General Manager Alkin Kwong (left) accepts Q-Mark certification from Secretary for Education and Manpower Arthur KC Li.

Kai Shing's top-quality service earned it over 100 awards in the past year. The company did particularly well in green management and landscaping, winning a gold medal in the Green Property Management awards given out by the Hong Kong Housing Authority. Another five estates managed by Kai Shing won Best Landscape awards (Private Sector) from the Leisure and Cultural Services Department.



High-tech control systems enhance building security.

Both companies employ advanced information technology in property management, such as intellineT and Super-eManagement, which have greatly enhanced security and helped prevent crime. They work hard to forge good customer relationships, holding recreational activities in conjunction with various owners' committees or incorporated owners during the period under review.

In addition to managing the Group's properties, Hong Yip secured 23 new management contracts during the period under review, adding 2,680 units to its diverse management portfolio. Kai Shing continued to expand into the mainland, adding Yunnan and Jiangsu to its existing portfolio that spans Shenzhen, Dongguan, Shanghai, Beijing and Zhengzhou. Both companies will continue to offer the finest service to create ideal living environments for residents.



Front-line staff are trained to offer exceptional service from the heart.



Dedicated service and comfortable living environments are key elements of quality property management.

Property Related Businesses

Construction

The construction division completed projects encompassing six million square feet of floor area during the year, including Park Island Phase 3, Millennium City Phase 5, Chelsea Court, 18 Farm Road and Central Heights. The division's subsidiaries recorded turnover of HK$4,041 million (on a progressive completion basis) and another HK$1,504 million was recorded by joint-venture companies.

Major projects in progress include The Arch, Airport Railway Kowloon Station Development Packages 5, 6 & 7, Harbour Green, Severn 8, Noble Hill, Manhattan Hill, Park Island Phase 5 and the luxury houses in Ngau Tam Mei.

The division has several wholly-owned subsidiaries conducting related business: the **Everlight Engineering Company Limited, Everfield Engineering Company Limited, Eversun Engineering Company Limited** and **Aegis Engineering Company Limited,** which complement its activities. The subsidiaries provide various construction-related services to the Group and outside companies, including the supply, installation and maintenance of electrical and fire prevention systems and hiring out and servicing plant and machinery, motor vehicles and containers. The division also supplies ready-mixed concrete to the Group and external contractors through its associate **Glorious Concrete (HK) Limited**.

Financial Services

The financial services division is made up of the **Hung Kai Finance Company Limited** and **Honour Finance Company Limited**. It offers core services like home mortgages and deposit taking to support the Group's property development business. The division remained profitable despite fierce competition in the industry.


安全創明天
安全創明天
Safety Builds Our Future

Vice Chairman & Managing Director Thomas Kwok considers site safety a top priority.



Regular seminars help raise work skills and enhance site safety.

Insurance

Sun Hung Kai Properties Insurance Limited posted improved results for the period under review. Net profit before taxation was HK$101.3 million, up from HK$80.8 million in the previous year, despite stiff competition in the insurance market.

The company has developed different insurance products over the years to meet customers' specific needs and diversify its business. It also offers insurance products to the general public through its web site www.shkpinsurance.com.hk to build its client base. The company aims to achieve steady growth in quality business by continually upgrading its service as clients become more informed and discerning.



Staff in the Construction Department constantly acquire new skills to raise building standards.



Material inspections help ensure building quality. Here, wooden doors are checked for moisture levels.



Comprehensive on-site inspections ensure highest standard of construction quality.

Telecommunications

SmarTone Telecommunications Holdings Limited outperformed the Hong Kong mobile industry with growth in average revenue per user (ARPU) and service revenue, despite an increasingly competitive market. As at 30 June 2005, the company had 1,011,000 mobile customers in Hong Kong.

SmarTone-Vodafone, the company's mobile business in Hong Kong, focuses on offering differentiated and superior propositions for targeted customer segments. This approach has started to pay off. In addition to the increase in ARPU and service revenue, revenue generated from business customers, frequent travellers and multimedia users have all shown encouraging improvement.

SmarTone-Vodafone provides the most comprehensive range of mobile connectivity solutions for business customers on the move. For consumers, it focuses on the key areas of music, sports, news and games. It caters to the needs of different market segments, delivering richer experience, attractive benefits and better value.

To ensure the delivery of superior customer experience, SmarTone-Vodafone has been upgrading its key commercial enablers. All customer touch-points have undergone major improvement programmes to provide better and more consistent service. It has launched a wide range of 2G and 3G handsets to satisfy different customer needs, and is now offering the largest number of 3G handset brands in Hong Kong. Its 3G network is delivering unrivalled quality and reliability, as well as the widest 3G roaming coverage.

The cost increase brought about by the 3G launch and intensifying market competition will put pressure on SmarTone's profits in the coming year. Nonetheless, the Group is confident that SmarTone will create greater value for shareholders over the longer term with its superior, differentiated customer propositions and will continue to hold its stake in the company as a strategic investment.


SmarTone
vodafone

SmarTone and Vodafone teamed up to create the new SmarTone-Vodafone brand, further sharpening the company's competitive edge.

Information Technology

SUNeVision Holdings Ltd continued to grow profitably during the 2004/05 financial year and achieved its second year of profit, generating a net profit of HK$154 million compared with HK$108 million in the previous year.

Turnover was HK$248 million and gross profit was HK$94 million, both higher than in the previous financial year. Gross margin for the year was 38 percent, an eight per cent improvement over the previous financial year. As a result of continuous improvements in operations, operating expenditures for the year fell another 15 per cent compared to the previous financial year, to HK$48 million.

iAdvantage strengthened its leading position among carrier-neutral data centres during the year. It continued to anticipate and meet the needs of global financial services, telecommunications carriers, IT service providers, multinational corporations and government with its world-class Internet data centres in Hong Kong and Mainland China. Demand for iAdvantage's service is anticipated to grow. iAdvantage will strive to raise the occupancy of its data centres.

SUNeVision's consumer-enabling and property-related technology businesses also kept delivering value-added services to their customers. Productivity improved and the Group's strength in the property sector continued to provide valuable leverage.

SUNeVision's portfolio of data infrastructure and service provision businesses positions it well for sustained profitability and growth. Consumer enabling and property-related technology businesses will continue to build upon the Group's valuable relationships and seek new ways to grow.



iAdvantage continues to secure major multinational corporations as tenants in Hong Kong and on the mainland.

Franchised Bus Operation

The Kowloon Motor Bus Holdings Limited (KMB) emerged from the difficult operating environment of 2003 and saw profit increase by 22.5 per cent to HK$731.2 million in 2004. The operating environment remains challenging with high fuel prices and fare concessions, but KMB is coping by constantly raising productivity and maintaining stringent cost controls.

RoadShow Holdings Limited, a subsidiary of KMB, reported a net profit of HK$20.1 million in 2004. The Group had an effective interest of 25.6 per cent in the company as at 30 June 2005.

Toll Road

The Group owns 70 per cent of the **Route 3 (CPS) Company Limited** since acquiring the 20 per cent interest of a former shareholder. The company operates the strategic north-south expressway between Yuen Long and Ting Kau under a 30-year, build-operate-transfer franchise that runs to 2025.

The dual three-lane expressway consists of the 3.8-kilometre Tai Lam Tunnel and 6.3-kilometre Tsing Long Highway. It provides a direct link from the Lok Ma Chau crossing and northwest New Territories to the container ports in Kwai Chung, Hong Kong International Airport, Disney theme park and the urban areas. It helps alleviate traffic congestion on Tuen Mun Road and the Tolo Highway, providing a faster, more convenient link for commuters. Traffic volume remained fairly stable during the year under review.


KMB
BUS STOP
110

KMB remains committed to raising the quality of its operations and customer service by improving its waiting areas (left) and training bus captains (right).

Transport Infrastructure Management

The **Wilson Group** oversees the Group's transport-related operations, employing 3,000 staff.

Parking – Wilson Parking is the largest car park operator in Hong Kong overseeing 256 sites and about 77,000 parking bays. The ISO 9002-certified company was the first car park operator in Hong Kong to accept electronic payment, offering added convenience to its 70,000 daily customers. Wilson's Hong Kong Parking finished installing 18,000 on-street parking meters that accept Octopus card payment for the Hong Kong government during the year.

Tunnel, bridge and toll road management – The Wilson Group manages and maintains the Shing Mun and Tseung Kwan O tunnels, Tsing Ma Control Area and Route 3 (CPS). In addition to administering the electronic toll collection tags now used by over 205,000 vehicles, Wilson's Autotoll began offering a fleet management service based on global positioning satellites for Hong Kong cross-border transportation operations.



The Tsing Ma Control Area managed by the Wilson Group provides quality service.

Facilities management – Wilson Facilities Management has been operating and maintaining approximately 7,000 baggage trolleys at Hong Kong International Airport since July 2002.

Off-street driver training – The Wilson Group owns 30 per cent of the Hong Kong School of Motoring, the major provider of off-street driver training in Hong Kong.



Traffic on Route 3 (CPS) is monitored 24 hours a day from a high-tech operations centre.


Wilson Parking
P

Wilson Parking was the first car park operator in Hong Kong to accept electronic payment. It now manages about 77,000 parking bays.

Transportation, Infrastructure and Logistics

Port Business

The Group increased its holding in **Asia Container Terminals Limited** (ACT) to 57 per cent during the period under review by exercising its pre-emptive right to a 28.5 per cent stake sold by a consortium partner. This holding was acquired as part of a strategic expansion into the logistics sector, but the Group subsequently received an attractive, unsolicited offer for its stake in ACT. It sold the entire 57 per cent interest in December 2004.

The **River Trade Terminal Company Limited** is 43 per cent owned by the Group. The facility occupies a 65-hectare site in Tuen Mun with 3,000 metres of quay front, providing a wide range of service. It handled 2.5 million TEUs in 2004. The company focused on improving operational efficiency during the year under review with a view to enhancing financial returns.

The Group's 50 per cent stakes in both the **Hoi Kong Container Services Company Limited** and **Faith and Safe Transportation Company Limited** make it one of the biggest midstream operators in Hong Kong. The two companies provide comprehensive midstream service and yard storage.

Air Transport & Logistics Business

The **Airport Freight Forwarding Centre Company Limited** operates a world-class airfreight facility at Hong Kong International Airport. It is close to both air cargo terminals and contains over 1.3 million square feet of warehouse space for tenants. Occupancy rose in 2005 as a result of the thriving mainland economy and booming trade.

Sun Hung Kai Logistics Holdings Limited and **Expresslink Logistics Limited** are two wholly-owned subsidiaries of the Group that offer comprehensive air cargo support services such as storage, X-ray scanning, loading and unloading, collection and delivery, palletization and containerization.

The Group has a 33 per cent interest in the **Global Airport Logistics Company Limited**, a joint venture between **SHK Logistics (China) Limited**, Beijing International



The Airport Freight Forwarding Centre benefits from higher traffic at Hong Kong International Airport.



The Group is involved in Hong Kong port businesses, including the River Trade Terminal and mid-stream operations.

Capital Airport and the Air China Group. The company currently operates an airfreight logistics facility in Beijing.

The Hong Kong Business Aviation Centre Limited runs the franchise serving business aircraft for executives flying in or out of Hong Kong. There has been an increase in the number of aircraft movements and the company generated a steady profit for the year. The executive terminal in the facility was partially renovated during the period under review, to keep it up to international standards. The Group owns 35 per cent of the company.

Waste Management

The Group is concerned about the environment and working to reduce the impact of waste disposal through its 20 per cent ownership in both **Green Valley Landfill Limited** and **South China Transfer Limited**.

Green Valley Landfill operates and manages the South East New Territories Landfill in Tseung Kwan O, the largest of Hong Kong's three landfill sites in terms of waste intake averaging 8,000 tonnes per day. South China Transfer operates and manages the West Kowloon Transfer Station in the reclaimed area next to Stonecutters Island. This is the largest of the territory's eight transfer stations in terms of capacity, currently processing about 2,600 tonnes of waste daily.

The South East New Territories Landfill and West Kowloon Transfer Station efficiently process and dispose of a large proportion of the waste generated in Hong Kong, thereby contributing to a cleaner environment.

Other Investment Holdings

The Group holds a 19.9 per cent interest in **USI Holdings Limited**, a publicly-listed company engaged in the apparel and property businesses. The company's net profit increased significantly to HK$93.3 million in 2004 from HK$18.5 million in 2003, boosted by a continued economic recovery and surging property market.

New-Alliance Asset Management (Asia) Limited is a 50/50 joint venture between the Group and Alliance Capital Management LP. The company's main business is investment management and unit trust and mutual fund distribution in Hong Kong. Business remained good throughout the year and generated attractive returns on capital.


Expresslink

The Group's logistics subsidiaries provide a full range of cargo support services.



The Hong Kong Business Aviation Centre executive terminal was renovated to raise standards.



Development,

Mainland China Business

The Central Government's measures to curb investment in certain sectors should provide stability and facilitate steady economic growth over the long term. The Group will adhere to its gradual approach to mainland investments, with a focus on property in major cities.



Mainland China Business

Mainland China investments produced steady returns for the Group in the period under review. The Central Government's efforts to curb investment in certain sectors should provide a better foundation for continued economic growth. The Group is optimistic about the long-term prospects for its mainland investments and acquired a prime residential site in Shanghai in June 2005. It will continue to increase its mainland investments gradually, focusing on the property business in major cities including Beijing, Shanghai, Guangzhou and Shenzhen, while investment opportunities in other major cities will also be explored.

The Group held 6.6 million square feet of mainland properties under development as at 30 June 2005, in addition to another 1.9 million square feet of completed investment properties for long-term investment. A recent restructure of the shareholding in Sun Dong An Plaza gave the Group full control over operations and management and all the revenue from the office and retail space in the project, except for about 170,000 square feet operated by the mainland partner. The restructuring brings the Group's completed mainland investment property portfolio to 2.6 million square feet, as described below.

Land Bank in the Mainland

	Attributable Gross Floor Area (million square feet)				
	Residential	**Shopping Centre**	**Office**	**Hotel**	**Total**
Properties under development					
Shanghai	1.5	0.8	1.9	1.6	5.8
Guangzhou and Pearl River Delta	0.7	-	0.1	-	0.8
Subtotal	**2.2**	**0.8**	**2.0**	**1.6**	**6.6**
Completed investment properties					
Beijing	-	1.2	0.5	-	1.7
Shanghai	0.3	0.1	0.5	-	0.9
Subtotal	**0.3**	**1.3**	**1.0**	**-**	**2.6**
Total	**2.5**	**2.1**	**3.0**	**1.6**	**9.2**


CovaCafe
Dior



Sun Dong An Plaza is undergoing renovations and a major tenant realignment to capitalize on the 2008 Beijing Olympics.

Major Completed Mainland Properties

Sun Dong An Plaza

138 Wangfujing Dajie, Beijing (Joint Venture)

Sun Dong An Plaza is a noted landmark and major shopping destination in Beijing, with 1.3 million square feet of retail space and 430,000 square feet of offices. Following the recent shareholding restructure, the Group plans to reposition the retail area as a trendy, young shopping mall. Major renovations should be complete by 2007, in time to take advantage of the opportunities arising from the 2008 Beijing Olympics.

Central Plaza

381 Huai Hai Zhong Road, Shanghai (80% owned)

Central Plaza is in the busy commercial district of Puxi, Shanghai, and contains 588,000 square feet of top-quality offices and retail space. Its prime location makes it the preferred choice of multinational companies and retailers. Occupancy was most satisfactory during the year, with the offices 99 per cent let and the shopping centre full.

Arcadia Shanghai

88 Guang Yuan Xi Road, Shanghai (97% owned)

Arcadia Shanghai in Xuhui is made up of two serviced apartment blocks completed in 1999 and a residential tower completed in 2004. The total gross floor area is about 640,000 square feet. The Group holds the Grand Mayfair block, which has over 300,000 square feet of gross floor area, as an investment property. Leasing was satisfactory with around 90 per cent occupancy during the year.



Central Plaza in Shanghai's busy commercial district is the preferred choice for multinational companies and retailers.



Arcadia Shanghai attracts a discerning clientele of international residents.

Mainland China Business

Major Completed Mainland Investment Properties

Project	Location	Lease Expiry	Group's Interest	Attributable Gross Floor Area (square feet) Residential	Shopping Centre	Office	Total
Sun Dong An Plaza	138 Wangfujing Dajie, Beijing	2043	Joint Venture	-	1,128,000	430,000	1,558,000
Central Plaza	381 Huai Hai Zhong Road, Shanghai	2044	80%	-	106,000	366,000	472,000
Shanghai Arcadia	88 GuangYuan Xi Road, Shanghai	2064	97%	316,000	26,000	-	342,000

Major Projects Under Development

Lujiazui, Shanghai (100% owned)

The Group will build a commercial complex on this 690,000-square-foot site in Shanghai's busy Lujiazui finance and trade zone. The development will include top-grade offices, retail area and hotel space. The Group is currently finalizing the plans and completion is expected in phases from 2008 onwards.

Pudong Wei Fong New Residence Street Shanghai (100% owned)

This development will contain nearly 1.5 million square feet of deluxe residences and 216,000 square feet of retail area on a 661,000-square-foot site in the most prestigious part of Pudong, with a panoramic view of the Bund. The project will proceed in phases, with completion of the first phase expected in 2008. The Group acquired the site in June 2005.

The Woodland

Zhongshan 5 Road, Zhongshan (Joint venture)

The Woodland is a low-rise development being built in phases. Phase 2A was finished in the first quarter of 2005, encompassing 56 villas with 137,000 square feet of gross floor area. Construction of Phase 2B is now under way and will be finished by the second half of 2006. Phase 2B has 438 units and a total gross floor area of about 740,000 square feet.



Planning of the Lujiazui complex, with top-grade office, retail and hotel space, is in the final stages.



The popular low-rise development The Woodland in Zhongshan has sold well.

Corporate Finance

The Group maintained low gearing and high liquidity during the period under review. Its financial position is sound, with a net debt to shareholders' funds ratio of 11 per cent on 30 June 2005.

The Group has substantial undrawn committed facilities for future expansion, and all but one of its banking facilities are unsecured. The exception relates to the Route 3 (CPS) Company, which the Group recently restructured as a 70-per cent-owned joint venture, with a more favourable HK$2,400 million non-recourse loan to replace the HK$4,715 million project loan signed in 1995.

The Group's foreign exchange risk is negligible, as the vast majority of its borrowings are denominated in Hong Kong dollars. The Group has not entered into any speculative derivative transactions and it has no off-balance-sheet or contingent liabilities other than borrowings of joint-venture companies. The Group arranged a HK$12,600 million five-year, fully-revolving facility in February 2005 at very attractive terms. The proceeds have been used as stand-by funds to refinance short-term debt and for general working capital to take advantage of investment opportunities in the property market.

Moody's upgraded the Group's credit rating from 'A-2' to 'A-1 stable' in September 2004, to reflect the property market recovery and the Group's financial strength and sound business strategy. The rating is the same as the Hong Kong SAR Government's sovereign rating.

Interest Cover*


Times
35
30
25
20
15
10
5
0
4.8
9.6
13.2
29.4
24.0
FY2001
2002
2003
2004
2005

* The ratio of profit from operations to net interest expenses before capitalization

Credit Ratings

	Foreign Currency	Local Currency	Rating Outlook
Moody's	A1	A1	Stable
Standard & Poor's	A	A	Stable


Sun Hung Kai Properties (Financial Services) Limited

Vice Chairman & Managing Director Raymond Kwok (fifth left) and Executive Director of Sun Hung Kai Properties (Financial Services) Amy Kwok (third left) at a loan signing ceremony.



Customer Service

Exceptional customer service complements premium developments with comprehensive clubhouse facilities, to create comfortable living environments where residents can enjoy a carefree life.



Customer Service

A total commitment to premium customer service drives every aspect of the Group's operations. Staff at all levels make use of every available channel to keep up with market trends and find out what customers really want, so the Group can deliver products and service that exceed their expectations.

The Group knows that buying a property is the most important decision most people make. Senior management regularly visit residents of the Group's estates at home to learn more about their needs and expectations, and what they learn translates into improved quality and service in new developments. This has been an ongoing practice for over 20 years, and one which has helped the Group stay ahead on quality.

There has been an inter-departmental handover team that serves new owners throughout the handover process. The team recently expanded its sphere of operations starting with Central Heights, with team members on hand at the solicitor's firm to explain details and procedures. Owners rate the handover quality of the Group's developments highly, as shown by the fact that 18 Farm Road in Kowloon, Sham Wan Towers in Island South and Royal Peninsula in Hung Hom took the top three positions in a property handover quality poll carried out by a local media outlet during the year under review.

Comprehensive customer care offered by the Group's member property management companies Hong Yip and Kai Shing fulfills part of the Group's pledge of superb service. The generous praise that residents give shows that the service more than satisfies their needs. The period under review saw Hong Yip win the Corporate Service Team of 2004 (Property Management) award presented by the Asia Pacific Customer Service Consortium and be named Outstanding Property Management Company in the 5th Outstanding Enterprise Awards presented by *Capital* magazine. The year also saw Kai Shing offer its staff training courses accredited by the Security and Guarding Services Industry Authority.

The Group regularly holds seminars on property management for staff and devises certificate courses for its Customer Care Ambassadors, to lift professionalism and service quality through systematic training.



Vice Chairman & Managing Director Thomas Kwok (right) with Executive Director Mike Wong (second left) and Sun Hung Kai Real Estate Agency Executive Director Eric Tung (first left) listen to a resident.



Homebuyers benefit from the Group's comprehensive service, like the handover team member pictured here showing new owners how to operate their electrical appliances.

Customer Care Ambassadors were issued new uniforms to enhance their friendly, professional image, in different styles for different malls.

The Group appreciates that buying a home today is about more than the physical property; it includes the total living experience. This is why the Group recognizes the need to engage in two-way communication with its customers. The SHKP Club provides its members a wide range of services and exclusive offers. In return members provide the Group with insights into the market that help with product design and sales strategies. The Club was established nine years ago and membership now exceeds 210,000. The Club marked two important events during the period under review – the introduction of Star membership with added benefits for people living in or owning the Group's properties and the launch of the multi-function SHKP Club VISA Card with extra offers and service.

Communication with customers is supported through the Internet, e-mail and the SHKP Forum. The Group's web site contains the latest corporate information and it has been revamped with new sections on areas like corporate governance, selected Hong Kong economic statistics and customers' words of praise. The Group takes customers' opinions seriously and has a special team handling the SHKP Forum and e-mail enquiries.


apm

Customer Care Ambassadors in APM mall welcome shoppers and provide excellent service.


SHKP CLUB VISA CARD
新地會VISA卡
BEA
新地會
SHKP CLUB
VISA

Vice Chairman & Managing Director Raymond Kwok (left) and Bank of East Asia Chairman & Chief Executive David Li introduce the new SHKP Club VISA Card.


星級會員

Head of Corporate Communications May Lau (back right) and Assistant General Manager of the SHKP Club Winnie Tse (back left) at the Star membership kick-off event.

Commitment to Corporate Governance

Maintaining high standards of business ethics and corporate governance practices has always been one of the Group's prime objectives. The Group believes that conducting business in an open, responsible manner serves its long-term interests and those of its shareholders.

The Group believes that good corporate governance is important to maximize shareholder returns. Details of the Group's investor relations initiatives and the recognition it has received for good management can be found under Investor Relations on page 74.

Compliance with Model Code

The Group follows the Model Code for Securities Transactions by Directors of Listed Issuers in appendix 10 to the Listing Rules as the code of conduct for directors in their dealings in Group securities. The Group made specific enquiries of each director, and each confirmed that he had fully complied with the Model Code during the year ended 30 June 2005.

Board of Directors

The board has 18 directors – eight executive directors, six non-executive directors and four independent non-executive directors. All directors give sufficient time and attention to the Group's affairs. The board believes that the balance between executive and non-executive directors is reasonable and adequate to provide checks and balances that safeguard the interests of shareholders and the Group.

The non-executive directors provide the Group with a wide range of expertise and experience. Their participation in board and committee meetings brings independent judgement on issues relating to the Group's strategy, performance, conflicts of interest and management process, to ensure that the interests of all shareholders are taken into account.

The Group has four independent non-executive directors, at least one of whom has appropriate financial management expertise, in compliance with the Listing Rules. Each independent non-executive director gives the Group an annual confirmation of his independence, and the Group considers these directors to be independent under the guidelines set out in rule 3.13 of the Listing Rules. No independent non-executive director has served the Group for more than nine years.

Board Meetings

The full board met twice during the year under review, in September 2004 and March 2005. At the meetings the directors discussed and formulated overall strategies for the Group, monitored financial performance and discussed the annual and interim results, as well as other significant matters. Daily operational matters are delegated to management.

At least 14 days notice of all board meetings was given to all directors, and all directors were given an opportunity to include matters for discussion in the agenda.

The Company Secretary assists the Chairman in preparing the agenda for meetings and ensures that all applicable rules and regulations are followed. He also keeps detailed minutes of each meeting, which are available to all directors. A draft of the minutes is circulated to all directors for comment and approval as soon as practicable after the meeting.

All directors have access to relevant and timely information, and they can ask for further information or retain independent professional advisors if necessary. They also have unrestricted access to the advice and service of the Company Secretary, who is responsible for providing directors with board papers and related materials and ensuring that board procedures are followed.

Should a potential conflict of interest involving a substantial shareholder or director arise, the matter is discussed in an actual meeting, as opposed to being dealt with by written resolution. Independent non-executive directors with no conflict of interest are present at meetings dealing with conflict issues. Board committees, including the Audit, Remuneration and Nomination Committees, all follow the applicable practices and procedures used in board meetings for committee meetings.

Training and Support for Directors

All directors must keep abreast of their collective responsibility. The Group provides briefings and other training to develop and refresh the directors' knowledge and skills. The Group continuously updates all directors on the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and to enhance their awarness of good corporate governance practices.

Remuneration Committee

The Remuneration Committee was established in June 2005. All members are non-executive directors and the majority are independent. The Committee is chaired by independent non-executive director Sir Chung Sze-yuen and the other members are Professor Richard Wong Yue-chim and Mr. Clement Lo Chiu-chun.

The Remuneration Committee is responsible for formulating and recommending remuneration policy to the board and determining the remuneration of executive directors and members of senior management, as well as reviewing and making recommendations on the Group's share option scheme, bonus structure, provident fund and other compensation-related issues. The Committee consults with the Chairman on its proposals and recommendations, and has access to professional advice if deemed necessary. The Committee is also provided with other resources enabling it to discharge its duties. The Remuneration Committee's specific terms of reference are posted on the Group's web site.

Nomination Committee

The Nomination Committee was established in June 2005. All members are non-executive directors and the majority are independent. The Committee is chaired by independent non-executive director Professor Richard Wong Yue-chim and the other members are Mr. Dicky Peter Yip and Mr. William Kwan Cheuk-yin.

The Nomination Committee is responsible for formulating policy and making recommendations to the board on nominations, appointment of directors and board succession. The Committee also develops selection procedures for candidates, reviews the size, structure and composition of the board and assesses the independence of independent non-executive directors. The Committee is provided with sufficient resources enabling it to discharge its duties. The Nomination Committee's specific terms of reference are posted on the Group's web site.

Directors' Terms of Appointment and Re-election

Non-executive directors are appointed for a specific term of two or three years. All directors retire from office by rotation and are subject to re-election at an annual general meeting at least once every three years.

The company's articles of association provide that directors appointed to fill a casual vacancy shall hold office only until the first annual general meeting after their appointment, and shall be subject to re-election by the shareholders.

Audit Committee and Accountability

The board is responsible for presenting a clear, balanced assessment of the Group's performance and prospects. It is also responsible for preparing accounts that give a true and fair view of the Group's financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the board with the relevant information it needs to discharge these responsibilities.

The Audit Committee was established in 1999. Its members include three non-executive directors, the majority of whom are independent non-executive directors. Its responsibilities include the following:

- making recommendations on the appointment, reappointment and removal of external auditors and considering the terms of such appointments
- developing and implementing policies on the engagement of external auditors for non-audit services
- monitoring the integrity of the financial statements, annual and interim reports and the auditors' report to ensure that the information presents a true and balanced assessment of the Group's financial position
- ensuring that management has fulfilled its duty to maintain an effective internal control system
- reviewing the internal audit programme and ensuring that it is allocated adequate resources and is effective
- reviewing the external auditor's management letter and any questions raised by the auditor to management, and management's response

The Audit Committee is provided with sufficient resources enabling it to discharge its duties. The Audit Committee's specific terms of reference are posted on the Group's web site.

The Audit Committee held two meetings during the year ended 30 June 2005 – in September 2004 and March 2005 – with full minutes kept by the Company Secretary. Following the board's practice, minutes are circulated to all members for comments, approval and record as soon as practicable after each meeting. There was no disagreement between the board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

Internal Control

The board has overall responsibility for maintaining sound and effective internal controls to safeguard the Group's assets and shareholders' interests. The board conducts regular reviews of the Group's internal control system.

The system includes a well-established organizational structure with clearly defined lines of responsibility and authority, which is designed to safeguard assets from inappropriate use, maintain proper accounts and ensure compliance with regulations. Executive management is directly responsible for implementing the strategy and policies adopted by the board, and for all the Group's activities including the operation of the internal control system.

The board assesses the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors. The board believes that the present internal control system is adequate and effective.

The Internal Audit Department follows a risk-and-control-based approach. The department performs regular financial and operational reviews of the Group, its subsidiaries and associate companies, as well as other reviews as required. Summaries of major audit findings and control weaknesses, if any, are reviewed by the Audit Committee. The Internal Audit Department monitors the follow-up actions agreed upon in response to its recommendations.

The board monitored the Group's progress on corporate governance practices throughout the year under review. Periodic meetings were held, and circulars or guidance notes were issued to directors and senior management where appropriate, to ensure awareness of best corporate governance practices.

Delegation by the Board

The board formulates overall Group strategy. Given the diversity and volume of the Group's business, responsibility for execution and daily operations is delegated to management.

Shareholder Relations

The Group follows a policy of disclosing relevant information to shareholders in a timely manner. The Group's annual general meeting (AGM) allows the directors to meet and communicate with shareholders. The Chairman is actively involved in organising the AGM and personally chairs it, to ensure that shareholders' views are communicated to the board. The Chairman proposes separate resolutions for each issue to be considered at the AGM.

AGM proceedings are reviewed periodically to ensure that the Group follows best corporate governance practices. An AGM circular is distributed to all shareholders at least 21 days prior to the AGM, setting out details of each proposed resolution, voting procedures (including procedures for demanding and conducting a poll) and other relevant information. The Chairman explains the procedures for demanding and conducting a poll again at the beginning of the meeting, and (except where a poll is required) reveals how many proxies for and against have been filed in respect of each resolution. Vote results are posted on the Group's web site on the day of the AGM.

Investor Relations

Giving clear explanations of corporate strategy and business operations to key groups like stakeholders, investors, analysts and bankers is a key element in the Group's investor relations. The Group makes sure that important information is disclosed on a timely basis, through channels such as meetings with investors, annual and interim reports, press releases and periodicals like the SHKP Quarterly. All published information is promptly posted on the Group's web site www.shkp.com. The Group holds press conferences, analyst briefings and investor meetings right after results are announced, with directors and senior management present to answer questions. The post-results analyst briefings can be viewed over the Internet, increasing transparency and speed of availability.

Senior management holds regular meetings to keep analysts up to date on the Group's latest developments. The Group took part in several investor conferences during the year, including the CSFB Asian Investment Conference and CLSA Investors' Forum, both in Hong Kong, and Morgan Stanley's Asia Pacific Summit in Singapore. Senior management also went on overseas road shows and about 1,200 people attended various investor-relations events held by the Group during the year, including a show flat preview for The Arch.

The Group has received various awards from leading financial magazines in recognition of its high-quality management and corporate governance over the years, reflecting its seasoned management team, good investor relations and effective corporate governance.

Awards

2005
- Named number one among Best Property Developers in both Asia and Hong Kong by *Euromoney* magazine
- Named number one for Best Corporate Governance in Hong Kong by *The Asset* magazine
- Named Asia's Best Property Company by *FinanceAsia* magazine for the third consecutive year

2004
- Named Hong Kong's Best Managed Company since 1991 by *Asiamoney* magazine
- Named number one among Hong Kong's Best Managed Property Companies by *Euromoney* magazine
- Named number one among Best Managed Companies in both Asia and Hong Kong, and Hong Kong's number one for Corporate Governance by *Asiamoney* magazine



Vice Chairman & Managing Director Raymond Kwok (left) accepts the Asia's Best Managed Company award from *Asiamoney* Editor Chris Cockerill.

Major Investor Relations Events in Financial Year 2004/05

Date	Event
2004	
September	FY 2003/04 annual results announcement • Press conference • Fund manager and analyst briefing • Post-results meetings with fund managers
	Investors' forum in Hong Kong
October	Road shows to US and Europe
November	Investment conference in Singapore
2005	
March	FY 2004/05 interim results announcement • Press conference • Fund manager and analyst briefing • Post-results meetings with fund managers
	Investment conference in Hong Kong
April	Preview of The Arch show flats for analysts and fund managers
June	An opportunity for analysts to experience APM mall in Millennium City

Communications with the Investment Community in Financial Year 2004/05


31%
13%
10%
About 1,200 participants
Investor Conferences / Forums
Post-results Briefings and Meetings
Meetings and Conference Calls
Overseas Road Shows



Analyst briefings shortly after results are announced (left) and seminars for fund managers (right) explain the Group's business strategy and add transparency.

Corporate Citizenship – Staff Development and Personal Growth

A firm belief in the benefits of providing a positive work environment where people can grow is part of the Group's commitment to good corporate citizenship. The Group offers a wide range of training and development programmes for employees at all levels, in order to improve the quality of its products and service. It also organizes a range of special interest courses and other activities, to help staff keep mentally and physically active. The Group (excluding associated companies) had over 22,000 valued employees during the year under review.

Staff filled more than 10,000 places at training sessions during the year, in courses designed to upgrade skills, meet the Group's needs and facilitate personal growth. Programmes covered management skills, business strategies, customer service, communication, language, personal development and quality management, as well as market-insight seminars for sales and leasing teams and technical training for construction staff. Regular exchange sessions for property management staff in the Group's residential estates ensure that staff benefit from their colleagues' knowledge and experience, and the Group also works constantly to maximize service in its offices and shopping malls, cultivating relationships with tenants and equipping staff with professional skills. Comprehensive training for leasing and property management teams gives staff the broad-based knowledge and skills to handle both leasing and building management issues.

Managerial staff have the benefit of courses and seminars about the latest concepts in people management and business strategy led by leading experts in different fields, including CEOs of listed companies. Senior managers also attend programmes at renowned overseas institutions like Harvard University and the Chinese-European Institute of Business, to develop a global perspective.

Through its management and engineering trainee programmes, the Group recruits high-calibre graduates from leading universities and offers them exposure to different aspects of the Group's business and


新鴻基地產發展有限公司

Vice Chairman & Managing Director Thomas Kwok (middle) and SHKP staff at the Community Chest Corporate Challenge Marathon.



Taking part in charitable activities allows staff to help the less fortunate and builds team spirit at the same time.

professional accreditation. Staff with recognized potential receive advanced training so they can develop and assume greater responsibility in the future. The Group also hosts company visits and internships for secondary-school and university students, to help them prepare for the business world and broaden their horizons.

The Group wholeheartedly supports life-long learning. Staff at all levels can get company sponsorship for external job-related courses in addition to internal training, in programmes ranging from short seminars to full degrees. A wide variety of self-learning options are readily available for staff, including materials in the Group's Training Library, e-learning programmes on the Internet and resources on the Group's own intranet.

The Group stages various activities for employees outside the workplace, such as special interest classes in subjects as diverse as cooking, stress management and digital photography, as well as outdoor recreation and sports. These help build team spirit and facilitate interdepartmental communication and cooperation.



Management trainees learn different aspects of the Groups' business, here in the Route 3 (CPS) control room.



Staff have the flexibility of e-learning over the Group's intranet.



A wide range of classes for all levels of staff encourage life-long learning.



Regular seminars help staff to keep up to date on the latest market trends.

Corporate Citizenship – Environmental Protection and Promotion

Concern for the environment is growing in Hong Kong, and the Group is acutely aware of the need for all members of the community to protect the environment and conserve natural resources. The Group does much more than build quality homes; it incorporates environmental concepts in the planning and construction of developments and its member property management companies Hong Yip and Kai Shing follow green practices in the estates they administer.

The Group ensures that residents enjoy a green living environment by having its in-house landscape architects create fresh designs that complement the individual styles of different developments. Projects incorporate environmentally-friendly facilities to ensure optimum use of natural resources, and large areas are set aside as substantial landscaped green space and planted with a variety of flora.

The various green measures the Group employs during construction have been widely recognized as being effective in minimizing the impact of new developments on neighbourhoods and the environment. The Group's accolades in this area include top awards for Outstanding Waste Management Performance, Site Cleanliness and Tidiness and Considerate Construction Site. Kowloon Station Packages 6 & 7 also won a certificate of merit in the Green Construction Contractors Category of the 2004 Hong Kong Eco-Business Awards, and many estates managed by Hong Yip and Kai Shing were granted the right to display the gold Wastewise logo in recognition of their green property management.

The SHKP Environmentally Friendly Joint Action Campaign involved about 230,000 households in more than 200 Hong Yip and Kai Shing estates, as well as tenants of over 200 commercial and industrial buildings and shopping centres. The campaign to conserve electricity achieved a remarkable saving of more than HK$21 million by the time it ended in 2004.


2004-05

Kai Shing Director Patrick Lam (second left) and colleagues accept a 2004/05 Green Property Management award from the Hong Kong Housing Authority.



Staff at Wonderland Villas show children how mint leaves repel mosquitoes.

The Group's two property management companies also won various environmental awards. Kai Shing won several environmental honours, including a 2004/05 Green Property Management award from the Housing Authority, while Hong Yip won many cleaning and recycling competitions with its dedication to promoting waste separation and recycling among residents.

The Group's green initiatives extend to the larger community, including sponsorship of the Walk for the Environment 2005 organized by the Conservancy Association and the 12th Green Power Hike for a Green Future.



Environmental features in Group developments offer residents comfortable green living. The lush Park Island Phase 3 Oceanfront is one example.



Residents are encouraged to separate waste for a cleaner environment.



The Group's estates hold a variety of events to encourage residents to recycle newspaper, clothes and other materials.

The idea of 'Building Homes with Heart' means more to the Group than just providing quality accommodation; it also extends to the community at large. As a good corporate citizen, the Group has played an active role in education and caring for the needy, as well as encouraging reading and various cultural and community events. The Group donated HK$30 million to various charities during the year under review.

The Group understands that knowledge is the key to success in this age of increasing globalization, so it encourages people to broaden their horizons and become more competitive. The Group collaborated with The Chinese University of Hong Kong to stage two sets of public lectures by visiting Nobel laureates during the period under review, offering Hong Kong people the chance to learn from top economists. It also set up the popular SHKP Book Club, an ongoing project to promote reading in Hong Kong through seminars, book review competitions and an informative web site dedicated to promoting reading.

The Group promotes education in Hong Kong and on the mainland with a variety of initiatives. The SHKP awards for talented professors at Tsinghua University in Beijing have benefited many scholars over the years, and the Group offers scholarships to MBA students at The Chinese University of Hong Kong. The Group has sponsored the American Field Service student exchange programme for three consecutive years, to allow young people from Hong Kong to study overseas and gain an international perspective. The TS Kwok Foundation donated HK$40 million to the Open University of Hong Kong's campus extension programme.

Promoting an awareness of different cultures is another of the Group's goals. It brought Picasso's famous stage curtain *Parade* to Hong Kong for the first time, and put it on public display at IFC Mall. Local culture received a boost when the Group staged the SHKP Community Art Cultivation Programme with events including ink painting exhibitions at schools and the First SHKP Children's Go Meijin Tournament. The Group also sponsored performances by the National Ballet of China and Chung Ying Theatre Company, as well as a Latin-American dance extravaganza and cultural exchange with the China Tibetan Cultural Week in Hong Kong.


新鴻基地產諾貝爾獎
得獎學人傑出講座系列
The Sun Hung Kai Properties
Nobel Laureates Distinguished Lectures

Vice Chairman & Managing Director Raymond Kwok (left) and Chinese University of Hong Kong Vice Chancellor Lawrence Lau hope the Sun Hung Kai Properties Nobel Laureates Distinguished Lectures will benefit Hong Kong.



The first SHKP Children's Go Meijin Tournament sets a Hong Kong record with 1,000 players.

Many senior citizens enjoy a better standard of living because of the Group's SHKP Fund for the Elderly. The SHKP Volunteer Team was established two years ago to encourage staff to undertake community service. The Team now has over 900 members, who got involved in more projects during the period under review. The Group held a 'Buy dumplings, bring smiles' fundraiser for the Operation Smile China Medical Mission, to help pay for operations on mainland children born with cleft lips or palates. It also organized the Hong Chi Climbathon to raise funds for the Hong Chi Association, which assists mentally-handicapped children.



Chairman & Chief Executive Walter Kwok (right) with French President Jacques Chirac at the exhibition of Picasso's masterpiece *Parade*.

The Group helped sponsor the Lions Club International Convention to promote Hong Kong's tourism sector and lift the city's international status. It continued to support various Community Chest activities like the Corporate Challenge Marathon and MTR Hong Kong Race Walking 2005 during the period under review, and won the highest fundraising honours in both events. The Hong Kong Council of Social Services once again named the Group a Caring Company in recognition of its support for charity and commitment to community service. The Group also contributed HK$1 million to help survivors of the tsunami that hit southern Asia, extending its charitable reach beyond the territory's borders.


香港公開大學
17 05
Day Month Year
郭得勝基金
The TS Kwok Foundation
PAY TO 香港公開大學 The Open University of Hong Kong
HK DOLLARS HK$40,000,000.00
$40,000,000.00
郭得勝基金

Vice Chairmen & Managing Directors Thomas Kwok (second right) and Raymond Kwok (right) present a cheque to Open University of Hong Kong Council Chairman Charles Lee (second left) and President John Leong.



The SHKP Volunteer Team extended its assistance to more needy elderly people, making their lives better.

Review of Results

Profit attributable to shareholders for the year ended 30 June 2005 was HK$10,371 million, an increase of 50% compared with HK$6,923 million for the previous year. Earnings per share also increased in the same proportion from HK$2.88 for the previous year to HK$4.32 for the year under review. The significant growth in profit was mainly due to higher property sales and development profit margin as well as exceptional profit arising on disposal of long-term investments mainly Asia Container Terminals Holdings Limited which contributed a profit of HK$1,417 million.

Financial Resources and Liquidity

(a) Net debt and gearing

The Group has a large equity base, with shareholders' funds as at 30 June 2005 increased to HK$150,152 million or HK$62.54 per share from HK$135,239 million or HK$56.33 per share at the previous year end. The increase of HK$14,913 million or 11% was primarily attributable to the net profit retained after dividend payments during the year and revaluation gain, based on independent professional valuations, of HK$9,155 million from the Group's investment property portfolio.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 30 June 2005, calculated on the basis of net debt to shareholders' funds, increased slightly to 11% from 9.4% at 30 June 2004. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, was 24.0 times compared to 29.4 times for the previous year.

As at 30 June 2005, the Group's gross borrowings totalled HK$23,066 million. Of these, HK$2,309 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$6,519 million, amounted to HK$16,547 million. The maturity profile of the Group's gross borrowings is set out as follows :

	30 June 2005 HK$ million	30 June 2004 HK$ million
Repayable :		
Within one year	**1,605**	1,078
After one year but within two years	**4,045**	3,224
After two years but within five years	**17,266**	11,012
After five years	**150**	4,634
Total borrowings	**23,066**	19,948
Cash and bank deposits	**6,519**	7,207
Net debt	**16,547**	12,741

The Group has also secured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which will help minimize the refinancing risk of its debts and provide the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group will have adequate financial resources for its capital and operational requirements.

Financial Resources and Liquidity (cont'd)

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2005, about 88% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 12% through operating subsidiaries.

The Group's foreign exchange risk was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2005, about 96% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland.

The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2005, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$1,650 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Net Debt to Shareholders' Funds Ratio


Percentage
25
20
15
10
5
0
15.5
15.6
10.9
9.4
11.0
FY2001
2002
2003
2004
2005

Net Debt


HK$ million
25,000
20,000
15,000
10,000
5,000
0
19,931
20,057
13,236
12,741
16,547
FY2001
2002
2003
2004
2005

Debt Maturity Profile

As at 30 June 2005


0.6%
7.0%
74.9%
Within 1 year
2-5 years
1-2 years
Over 5 years

Charges of assets

As at 30 June 2005, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$328 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. In addition, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$5,230 million have been charged as collateral securities for its bank borrowings. Except for the above two charges of assets, all the Group's assets are unsecured.

Contingent liabilities

As at 30 June 2005, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,505 million (2004 : HK$4,857 million).

Group Financial Summary

Key Financial Information and Ratios

Financial year	2001 HK$	2002 HK$	2003* HK$	2004 HK$	**2005 HK$**
Earnings per share	3.47	3.55	2.65	2.88	**4.32**
Dividends per share	1.55	1.55	1.60	1.65	**2.20**
Special cash dividends per share	-	0.60	-	-	**-**
Total dividends per share	1.55	2.15	1.60	1.65	**2.20**
Shareholders' funds at book value per share	53.48	53.56	50.25	56.33	**62.54**
Net debt to shareholders' funds (%) Net debt / Shareholders' funds	15.5	15.6	10.9	9.4	**11.0**
Interest cover (times) Profit from operations / Net interest expenses before capitalization	4.8	9.8	13.2	29.4	**24.0**

Key Profit and Loss Account Items

For the year ended 30 June	2001 HK$M	2002 HK$M	2003* HK$M	2004 HK$M	**2005 HK$M**
Turnover	17,701	25,373	22,945	21,764	**22,945**
Profit from operations	8,329	8,615	6,031	7,585	**8,825**
Profit attributable to shareholders	8,330	8,519	6,370	6,923	**10,371**

Key Balance Sheet Items

As at 30 June	2001 HK$M	2002 HK$M	2003* HK$M	2004 HK$M	**2005 HK$M**
Fixed assets	94,698	90,989	86,322	98,839	**112,544**
Associates and jointly controlled entites	25,072	24,952	22,620	21,053	**21,073**
Long-term investments and loans	3,714	4,661	6,716	8,162	**7,549**
Land pending development	17,324	13,257	11,661	10,415	**17,025**
Net current assets	13,205	20,816	19,455	19,974	**18,639**
Non-current liabilities	(23,995)	(24,501)	(22,107)	(20,263)	**(23,065)**
Minority interests	(1,610)	(1,576)	(4,016)	(2,941)	**(3,613)**
Net assets	128,408	128,598	120,651	135,239	**150,152**
Share capital	1,201	1,201	1,201	1,201	**1,201**
Share premium and reserves	127,207	127,397	119,450	134,038	**148,951**
Shareholders' funds	128,408	128,598	120,651	135,239	**150,152**

* The Group adopted the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" to account for deferred tax. Figures for the year 2003 have been adjusted and it is not practicable to restate earlier years for comparison purposes.

Directors' Report

The directors present their report for the year ended 30 June 2005:

Principal Activities

The principal activity of the Company continues to be holding investments in various subsidiaries.

The principal activities of the Group continue to be the development of and investment in properties for sale and rent. Ancillary and supporting businesses, which are described under subsidiaries on pages 151 to 154, are integrated with the main business of the Group. Turnover and contributions to operating profit from overseas activities are immaterial. A segmented analysis of turnover and contributions to operating profit for the Group (excluding jointly controlled entities and associates) is set out below:

	Turnover		Profit from Operations before Finance Costs	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Property				
Property sales	**10,274**	10,004	**3,626**	2,401
Rental income	**5,056**	4,978	**3,740**	3,729
	15,330	14,982	**7,366**	6,130
Hotel operation	**679**	597	**264**	227
Telecommunications	**3,619**	3,367	**324**	492
Other businesses	**3,317**	2,818	**779**	595
	22,945	21,764	**8,733**	7,444
Other revenue			**618**	633
Unallocated administrative expenses			**(526)**	(492)
Profit from operations			**8,825**	7,585

Group Profits

Profit after taxation, including shares of profit from jointly controlled entities and associates, amounted to HK$10,600 million (2004: HK$7,200 million). After taking minority interests into account, profit attributable to shareholders was HK$10,371 million (2004: HK$6,923 million).

Dividends

An interim dividend of HK$0.70 per share (2004: HK$0.60) was paid on 29 March 2005. The directors recommend a final dividend of HK$1.50 per share (2004: HK$1.05), making a total dividend of HK$2.20 per share for the full year ended 30 June 2005 (2004: HK$1.65).

Purchase, Sale or Redemption of Shares

The Company did not redeem any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's ordinary shares during the year.

Share Premium and Reserves

Movements in the share premium and reserves of the Company and the Group during the year are shown in note 28 to the financial statements.

Directors' Report

Fixed Assets

Movements of fixed assets during the year are shown in note 11 to the financial statements.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 84.

Properties

Particulars of major investment properties held by the Group are set out on pages 42 to 43.

Directors

The list of directors is set out on page 4 of the report and their particulars are set out on pages 100 to 104. All directors, other than Mr. Dicky Peter Yip who has been appointed as independent non-executive director on 28 September 2004, Dr. Li Ka-cheung, Eric and Professor Wong Yue-chim, Richard who have been appointed on 11 May 2005 as non-executive director and independent non-executive director respectively, held office for the whole year.

In accordance with Article 95 of the Company's Article of Association, Dr. Li Ka-cheung, Eric and Professor Wong Yue-chim, Richard will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election. In accordance with Article 104(A) of the Company's Articles of Association, Dr. Lee Shau-kee, Mr. Chan Kui-yuen, Thomas, Mr. Chan Kai-ming, Mr. Kwong Chun, Mr. Wong Yick-kam, Michael and Mr. Wong Chik-wing, Mike, will retire by rotation at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election. None of the directors proposed for re-election has a service agreement with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the listing of securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and that the Company still considers the independent non-executive directors to be independent.

Directors' and Chief Executive's Interests

As at 30 June 2005, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under and within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	–	–	1,078,322,522[1]	75,000	1,078,397,522	44.91
Lee Shau-kee	486,340	–	343,000[2]	–	–	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	304,065	–	1,076,372,214[1]	75,000	1,078,652,560	44.92
Kwok Ping-luen, Raymond	–	–	–	1,079,515,895[1]	75,000	1,079,590,895	44.96
Wong Yue-chim, Richard	–	1,000	–	–	–	1,000	0
Li Ka-cheung, Eric	–	–	18,000	–	–	18,000	0
Lo Chiu-chun, Clement	137,273	62,117	–	–	–	199,390	0
Law King-wan	20,000	70,267	–	–	–	90,267	0
Chan Kai-ming	41,186	–	–	–	75,000	116,186	0
Chan Kui-yuen, Thomas	–	66,000	126,500	–	75,000	267,500	0.01
Kwong Chun	702,722	339,358	–	–	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	–	–	–	75,000	145,904	0
Wong Chik-wing, Mike	120,999	–	–	–	75,000	195,999	0
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	–	1,000	–	–	–	1,000	0

Note:

1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 37.15% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of Associated Corporations:

(a) SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	–	1,070,000*	258,334	1,328,334	0.06
Kwok Ping-kwong, Thomas	–	1,070,000*	258,334	1,328,334	0.06
Kwok Ping-luen, Raymond	–	1,742,500*	484,999	2,227,499	0.10
Chan Kai-ming	115,000	–	–	115,000	0
Chan Kui-yuen, Thomas	–	–	290,000	290,000	0.01
Kwong Chun	300,000	–	–	300,000	0.01
Wong Yick-kam, Michael	100,000	–	240,000	340,000	0.01
Wong Chik-wing, Mike	109,000	–	–	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

(b) SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

(c) The Kowloon Motor Bus Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

(d) Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Personal	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	–	–	–	10
Super Fly Company Limited	10	–	–	–	10
Splendid Kai Limited	–	2,500*	25	1,500	15
Hung Carom Company Limited	–	25*	25	15	15
Tinyau Company Limited	–	1*	50	1	50
Open Step Limited	–	8*	80	4	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one third or more of the voting rights in the general meetings of those corporations.

(e) Dr Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Gold Sky Limited	1[12]	50
Jade Land Resources Limited	1[13]	25
Joy Wave Development Limited	1[14]	50
Karnold Way Limited	2,459[15]	24.59
Maxfine Development Limited	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
Royal Peninsula Management Service Company Limited	1[18]	50
Special Concept Development Limited	1[19]	25
Star Play Development Limited	1[20]	33.33
Successful Finance Limited	1[21]	50
Teamfield Property Limited	4,918[22]	49.18
Topcycle Construction Company Limited	1[23]	50
Topcycle Development Limited	1[24]	50
Topcycle Project Management Limited	1[25]	50
World Space Investment Limited	4,918[26]	49.18

Notes:

1. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 37.15% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

3. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

4. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

Directors' Report

15. Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
16. Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 65.32% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
17. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
18. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
19. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
20. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
21. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
22. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
23. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
24. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
25. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.
26. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 30 June 2005, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Share Option Schemes

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. The first lot expired on 14 February 2005; while options granted and accepted under the second lot can still be exercised in whole before 15 July 2006, thereafter the options will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption .

The following shows the outstanding positions of the directors and the chief executive as at 30 June 2005 with respect to their share options granted under the Old Scheme:

			Number of share options				
Name of director	**Date of grant**	**Exercise price** (HK$)	**Balance as at 1.7.2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.6.2005**
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	–	–	–	75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	–	–	–	75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	–	–	–	75,000
Chan Kai-ming	16.7.2001	70.00	75,000	–	–	–	75,000
Chan Kui-yuen, Thomas	15.2.2000	70.00	150,000	–	–	150,000	–
	16.7.2001	70.00	75,000	–	–	–	75,000
Kwong Chun	16.7.2001	70.00	75,000	–	–	–	75,000
Wong Yick-kam, Michael	15.2.2000	70.00	150,000	–	–	150,000	–
	16.7.2001	70.00	75,000	–	–	–	75,000
Wong Chik-wing, Mike	15.2.2000	70.00	150,000	–	–	150,000	–
	16.7.2001	70.00	75,000	–	–	–	75,000

A summary of the movements during the year 30 June 2005 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options				
Date of grant	**Exercise price** (HK$)	**Balance as at 1.7.2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.6.2005**
15.2.2000	70.00	360,000	–	–	360,000	–
16.7.2001	70.00	1,350,000	–	96,000*	12,000	1,242,000

Note:

* The weighted average closing price of the shares immediately before the dates on which share options were exercised under the Old Scheme were HK$78.09.

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Major terms of share option schemes of the Company

The major terms of the Old Scheme and the New Scheme (together as "the Schemes"), in conjunction with the requirements of Chapter 17 of the Listing Rules, are as follows:

1. The purposes of the Schemes are to provide incentives to the participants.

2. The participants of the Schemes are employees including the executive directors of the Company and its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the Schemes must not in aggregate exceed 10% of the issued share capital of the Company at the date of approval of the New Scheme. The 10% limit may be refreshed with the approval by ordinary resolution of the shareholders. The maximum number of share which may be issued upon exercise of all outstanding options granted and yet to be granted must not exceed 30% of the issued share capital of the Company from time to time. As at 15 September 2005, the number of shares available for issue in respect thereof is 240,108,736 shares.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme.

   Pursuant to the New Scheme, the total number of shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) granted in 12-month period to each participant must not exceed 1% of the shares of the Company in issue.

5. The exercise period of any option granted under the Old Scheme must not be more than 5 years commencing on the date of grant. The exercise period of any option granted under the New Scheme shall be determined by the Board but such period must not exceed 10 years from the date of grant of the relevant option.

6. No option can be exercised during the first year of the exercise period under the Old Scheme. Pursuant to the New Scheme, the Board has the authority to determine the minimum period for which an option must be held before it can vest, the New Scheme itself does not specify any minimum holding period.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from each grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to the Schemes shall be the highest of:

   - the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date on which an offer is made to a participant, which must be a business day;

   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and

   - the nominal value of the shares of the Company.

9. The New Scheme shall be valid and effective till 4 December 2012.

2. Share Option Schemes of Subsidiaries

(a) Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"). Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

1. one third of the options within three years commencing on 31 December 2000;
2. a further one third of the options within three years commencing on 31 December 2001;
3. the remaining one third of the options within three years commencing on 31 December 2002; and
4. the options will expire at the close of business on 30 December 2005.

The options at the price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

1. one third of the options within three years commencing on 15 November 2001;
2. a further one third of the options within three years commencing on 15 November 2002;
3. the remaining one third of the options within three years commencing on 15 November 2003; and
4. the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

1. one third of the options within three years commencing on 20 March 2002;
2. a further one third of the options within three years commencing on 20 March 2003;
3. the remaining one third of the options within three years commencing on 20 March 2004; and
4. the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

1. one third of the options within three years commencing on 8 July 2003;
2. a further one third of the options within three years commencing on 8 July 2004;
3. the remaining one third of the options within three years commencing on 8 July 2005; and
4. the options will expire at the close of business on 7 July 2008.

(b) New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules").

Since its adoption, SUNeVision had granted one lot of share options at the exercise price of HK$1.59 per share ("SeV Share Options") which may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

1. an amount up to one third of the grant within three years commencing on 29 November 2004;
2. the remaining amount but up to two thirds of the grant within three years commencing on 29 November 2005;
3. the remaining amount within three years commencing on 29 November 2006; and
4. the options will expire at the close of business on 28 November 2009.

Directors' Report

The following shows the outstanding positions of the directors and chief executive of the Company as at 30 June 2005 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

			Number of share options					
Name of director	**Date of grant**	**Exercise price** (HK$)	**Balance as at 1.7.2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.6.2005**	
Kwok Ping-sheung, Walter	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	60,000	120,000	258,334
Kwok Ping-kwong, Thomas	28.3.2000	10.38	276,667	–	–	138,333	138,334	
	7.4.2001	2.34	180,000	–	–	60,000	120,000	258,334
Kwok Ping-luen, Raymond	28.3.2000	10.38	503,333	–	–	251,667	251,666	
	7.4.2001	2.34	350,000	–	–	116,667	233,333	484,999
Chan Kui-yuen, Thomas	28.3.2000	10.38	340,000	–	–	170,000	170,000	
	7.4.2001	2.34	180,000	–	–	60,000	120,000	290,000
Wong Yick-kam, Michael	28.3.2000	10.38	240,000	–	–	120,000	120,000	
	7.4.2001	2.34	180,000	–	–	60,000	120,000	240,000

A summary of the movements during the year ended 30 June 2005 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:-

		Number of share options					
Date of grant	**Exercise price** (HK$)	**Balance as at 1.7.2004**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**Balance as at 30.6.2005**	
28.3.2000	10.380	1,546,667	–	–	773,334	773,333	
30.11.2000	3.885	687,500	–	–	95,833	591,667	
7.4.2001	2.340	1,200,000	–	–	400,000	800,000	
8.7.2002	1.430	750,000	–	–	–	750,000	
29.11.2003	1.590	1,850,000	–	–	–	1,850,000	4,765,000

Note:

* Additional 30,000 share options from a staff whose employment has been transferred to the Company from SUNeVision effective on 1 July 2004.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Option Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

(c) Share Option Scheme of iAdvantage Limited

The Company operates another share option scheme which was approved for iAdvantage Limited ("iAdvantage Share Option Scheme"), a subsidiary of the Company. No option shares for iAdvantage Limited ("iAdvantage") have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

(d) Major terms of share option schemes of the subsidiaries

The major terms of SeV Pre-IPO Share Option Scheme, SeV New Share Option Scheme and iAdvantage Share Option Scheme (together as "the SeV Schemes"), in conjunction with the requirements of Chapter 23 of the GEM Listing Rules, are as follows:

1. The purposes of the SeV Schemes are to provide incentives to their respective participants.

2. The participants of the SeV New Share Option Scheme include (i) executive or non-executive directors (or any persons proposed to be appointed as such) or any employees (whether full-time or part-time) of each member of the SUNeVision Group; (ii) any consultants, professional and other advisers to each member of the SUNeVision Group (or persons, firms or companies proposed to be appointed for providing such services); (iii) any chief executives or substantial shareholders of SUNeVision; (iv) any associates of a director, chief executive or substantial shareholder of SUNeVision; and (v) any employees of substantial shareholder of SUNeVision, as absolutely determined by the Board.

   The participants of the SeV Pre-IPO Share Option Scheme include full-time employee of SUNeVision or its subsidiaries including executive directors of SUNeVision or its subsidiaries.

   The participants of the iAdvantage Share Option Scheme include full-time employee of iAdvantage or its subsidiaries including executive directors of iAdvantage or its subsidiaries.

3. The total number of shares which may be issued upon exercise of all options to be granted under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme shall not in aggregate exceed 10% of the total number of shares in issue as at the date of the approval of the SeV New Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SeV Pre-IPO Share Option Scheme and SeV New Share Option Scheme must not exceed 30% of the issued share capital of SUNeVision from time to time (or such higher percentage as may be allowed under the GEM Listing Rules). As at 15 September 2005, the number of shares available for issue in respect thereof was 202,673,083.

   The maximum number of shares in respect of which options may be granted under the iAdvantage Share Option Scheme must not exceed 10% of the total number of shares of iAdvantage in issue from time to time. The issued share capital of iAdvantage as at 15 September 2005 is HK$4. No option shares for the iAdvantage Share Option Scheme have been granted to any person since its adoption.

4. Pursuant to SeV New Share Option Scheme, the total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1% of the total number of shares in issue. As at 15 September 2005, the total number of Shares in issue was 2,026,730,833.

   Pursuant to SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, no participant shall be granted an option which, if exercised in full, would result in such participants' maximum entitlement to exceed 25% of the aggregate number of the shares for the time being issued and issuable under the respective scheme.

5. An option granted under the SeV New Share Option Scheme may be exercised at any time during the option period after the option has been granted by the Board. An option period is a period to be determined by the Board at its absolute dissolute discretion and notified by the Board to each grantee as being the period during which an option may be exercised, such period to expire not later than 10 years after the date of the grant of the option.

The exercise period of any option granted under the SeV Pre-IPO Share Option Scheme must not be less than three years to be notified by the Board of SUNeVision to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

The exercise period of any option granted under the iAdvantage Share Option Scheme must not be less than three years to be notified by the Board of iAdvantage to each grantee which period of time shall commence on the date of grant of the option and expire on such date as determined by the Board of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein.

6. Pursuant to each of the SeV New Share Option Scheme, there is neither any performance targets that need to be achieved by the grantee before an option can be exercised nor any minimum period for which an option must be held before the option can be exercised.

   Pursuant to each of the SeV Pre-IPO Share Option Scheme and the iAdvantage Share Option Scheme, an option may be exercised in accordance with the terms of the respective Scheme at any time during a period to be notified by the respective Board to each grantee.

7. Pursuant to the Schemes, the acceptance of an offer of the grant of the respective options must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

8. The exercise price of an option to subscribe for shares granted pursuant to each of the SeV New Share Option Scheme and the SeV Pre-IPO Share Option Scheme shall be the highest of:

   - the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date on which an offer is made to a participant, which must be a business day;
   - the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date on which an offer is made; and
   - the nominal value of the shares of the respective company.

   The exercise price of an option to subscribe for shares granted pursuant to the iAdvantage Share Option Scheme shall be determined by the Board and notified to the grantee and shall not be less than the nominal value of the shares of iAdvantage provided that in the case of a grantee which is a director of any holding company of iAdvantage which is also listed on the GEM or the Main Board or his or her associate, the subscription price shall be determined on a fair and reasonable basis and not to be less than the latest audited net tangible assets per share of iAdvantage.

9. The SeV New Share Option Scheme shall be valid and effective till 3 December 2012. The iAdvantage Share Option Scheme shall be valid and effective till 28 February 2010.

Arrangement to Purchase Shares or Debentures

Other than the share option schemes as mentioned above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company to acquire benefits by means of the acquisition of shares in or debenture of the Company or of any other body corporate.

Interests of Substantial Shareholders

As at 30 June 2005, the long positions of every person, other than a director or the chief executive of the Company, who had an interest in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As trustee	Corporate interest	Beneficial owner	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,084,154,733	900,577	–	1,085,055,310*	44.19
Cerberus Group Limited	–	1,056,338,347	–	1,056,338,347*	43.99
Vantage Captain Limited	–	75,830,929	980,507,418	1,056,338,347*	43.99

Note:

* The shares in which Vantage Captain Limited was interested were the shares in which Cerberus Group Limtied was interested; the shares in which Cerberus Group Limited was interested formed part of the shares in which HSBC International Trustee Limited was interested. Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,338,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".

Interests of Other Persons

During the year, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

Bank and Other Borrowings

Details of bank and other borrowings are set out in notes 21 and 23 to the financial statements on pages 140 and 141.

Interest Capitalized

Interest capitalized during the year amounted to HK$123 million (2004: HK$86 million).

Charitable Donations

HK$30 million was donated during the year (2004: HK$40 million).

Directors' Interests in Competing Businesses

The interests of directors of the Company in competing businesses that are required to be disclosed pursuant to Rule 8.10 of the Listing Rules are as follows:

Messrs. Kwok Ping-sheung, Walter, Kwok Ping-kwong, Thomas and Kwok Ping-luen, Raymond are brothers (collectively "the Kwok Brothers") within a family whose businesses consist of property development and investment in Hong Kong through companies in which they have maintained certain personal and deemed interests. As such, they are regarded as being interested in such competing businesses ("Excluded Businesses") with the Company and its subsidiaries ("the Group"). However, when compared with the dominance and size of operations of the Group, such Excluded Businesses are immaterial. Since the Group does not have property developments and investments in locations other than in Hong Kong and Mainland China and the Kwok family does not have such business in the Mainland, the Kwok Brothers are therefore not regarded to be interested in such Excluded Businesses of the Group in the Mainland.

Messrs. Kwok Ping-sheung, Walter and Kwok Ping-luen, Raymond are directors of The Kowloon Motor Bus Holdings Limited in which the Group has a substantial interest, which businesses consist of property development and investment. In this regard, each of them is regarded to be interested in such Excluded Businesses with the Group.

Dr. Lee Shau-kee is the Chairman and Managing Director of Henderson Land Development Co. Limited and Henderson Investment Limited. He is also Chairman of The Miramar Hotel and Investment Co. Limited and The Hong Kong and China Gas Company Limited, a director of Henderson China Holdings Limited and certain subsidiaries of the aforementioned listed companies. In addition to his being a director, Dr. Lee has maintained certain personal and deemed interests in some of these companies, which businesses consist of property development and investment, property management, infrastructure, internet and telecommunication services, which constitute Excluded Businesses of the Group. Dr. Lee is a non-executive director of the Company, who is not involved in the daily management of the Group.

Messrs. Kwok Ping-luen, Raymond and Wong Yick-kam, Michael are non-executive directors of USI Holdings Limited and Mr Wong Yick-kam, Michael also acts as alternate director to Mr Kwok Ping-luen, Raymond. The Group has a substantial interest in the company, which businesses consist of property development and investment, and therefore each of them is regarded to be interested in such Excluded Businesses with the Group.

Other than the family businesses of the Kwok Brothers, the above-mentioned Excluded Businesses are managed by separate publicly listed companies with independent management and administration. In this respect, coupled with diligence of its independent non-executive directors and the Audit Committee, the Group is capable of carrying on its businesses independent of, and at arms length from, the Excluded Businesses mentioned above.

Connected Transactions

1. On 26 November 2004, Jenwick Investments Limited, a wholly-owned subsidiary of the Company ("the Vendor") entered into a sale and purchase agreement with Sunmall Limited and CSXWT Terminal 8 Limited ("the Purchasers") pursuant to which the Purchasers agreed to acquire from the Vendor 57 per cent of the issued share capital of, and the shareholders' loan owed by, Asia Container Terminals Holdings Limited ("ACTH") at the aggregate consideration of HK$2,300,000,000 ("the Disposal"). Completion of the Disposal was not subject to any conditions and took place on 31 December 2004.

Since the Purchasers were substantial shareholders of ACTH prior to the Disposal, they were connected persons of the Company for the purpose of the Listing Rules and the Disposal constituted a connected transaction of the Company, in respect of which an announcement was published on 31 December 2004.

2. On 4 April 2005, ITOCHU Corporation ("the Vendor") entered into a sale and purchase agreement ("the Agreement") with Sun Hung Kai Development (China) Limited, a wholly-owned subsidiary of the Company ("the Purchaser") pursuant to which the Purchaser agreed to acquire from the Vendor 31.58 per cent of the issued share capital of, and the shareholders' loan owed by, Widegood Investment Ltd.("Widegood") at the aggregate consideration of US$18,894,769 (approximately HK$147,379,198) ("the Acquisition"). Completion of the Acquisition was not subject to any conditions and took place immediately after signing of the Agreement on 4 April 2005.

Since the Vendor was a substantial shareholder of Widegood which was a subsidiary of the Company, it was a connected person of the Company for the purpose of the Listing Rules and the Acquisition constituted a connected transaction of the Company, in respect of which an announcement was published on 4 April 2005.

Financial Assistance and Guarantees to Affiliated Companies

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under

Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 30 June 2005 are presented below:

	Proforma combined balance sheet HK$M	**The Group's attributable interest** HK$M
Non-current assets	54,672	23,560
Current assets	10,280	4,467
Current liabilities	(7,136)	(3,266)
Non-current liabilities	(54,530)	(23,606)
	3,286	1,155

Interest in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at any time during the year.

Major Customers and Suppliers

During the year, less than 30 per cent of the Group's sales and less than 30 per cent of the Group's purchases were attributable to the Group's five largest customers and five largest suppliers respectively.

Auditors

The retiring auditors, Messrs. Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to re-appoint them and to authorize the directors to fix their remuneration.

Audit Committee

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's audited results for the year ended 30 June 2005.

Corporate Governance

Principal corporate governance practices adopted by the Company are set out in the Corporate Governance section on pages 70 to 73.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year the amount of public float as required under the Listing Rules.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 15 September 2005

Directors and Organization

Kwok Ping-sheung, Walter

MSc (Lond), DIC, MICE, JP

Chairman & Chief Executive (Age: 54)

Mr. Kwok has been with the Group for 31 years. He holds a Master of Science degree in Civil Engineering from Imperial College of Science and Technology, University of London, and is a Member of the Institution of Civil Engineers, U.K. and a Member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd. and a Director of The Kowloon Motor Bus Holdings Limited, Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Member of the Former Directors Committee of the Hong Kong Community Chest. He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science & Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

Dr. Lee Shau-kee

DBA (Hon), DSSc (Hon), LLD (Hon)

Non-Executive Director

Vice Chairman (Age: 76)

Dr. Lee has been a Non-Executive Director of the Company for the last 33 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. He has been engaged in property development in Hong Kong for more than 49 years. He is also Chairman of Henderson Cyber Ltd., The Hong Kong and China Gas Company Ltd. and Miramar Hotel and Investment Company, Ltd. as well as a Director of Henderson China Holdings Ltd., Hong Kong Ferry (Holdings) Company Ltd. and The Bank of East Asia, Limited.

Kwok Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, JP

Vice Chairman & Managing Director (Age: 53)

Mr. Kwok is Vice Chairman & Managing Director of Sun Hung Kai Properties Limited, and has been with the Group for 28 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Economic and Employment Council, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development.

In the past he served as a Member of the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board and the General Chamber of Commerce Industrial Affairs Committee. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong, as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

Kwok Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA, Hon LLD, JP

Vice Chairman & Managing Director (Age: 52)

Mr. Kwok has been with the Group for 27 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision Holdings Ltd., Chairman of SmarTone Telecommunications Holdings Limited, a Director of The Kowloon Motor Bus Holdings Limited and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Non-Executive Director of the Securities and Futures Commission, a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce, a Member of the Hong Kong Port Development Council, Vice-Chairman of the Council of The Chinese University of Hong Kong. He is also Chairman of the Management Committees of the Police Children's Education Trust and the Police Education and Welfare Trust. Mr. Kwok is the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

The Hon Sir Sze-yuen Chung

GBM, GBE, PhD, FREng, JP

Independent Non-Executive Director (Age: 87)

Sir Sze-yuen Chung is Chairman and Non-Executive Director of The Kowloon Motor Bus Holdings Limited. He is also Director of CLP Holdings Limited and Pro-Chancellor of Hong Kong University of Science & Technology. He has contributed significantly in Hong Kong's political, industrial and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and Convenor of HKSAR Executive Council (1997-99). He was Chairman of Federation of Hong Kong Industries (1966-70), and Hong Kong Productivity Council (1974-78); and President of Engineering Society of Hong Kong (1960-61) and Hong Kong Academy of Engineering Sciences (1994-97). He established Hong Kong Polytechnic in 1972, City Polytechnic in 1984, Hong Kong University of Science & Technology in 1991 and Hospital Authority in 1990. He was deeply involved in the Sino-British Negotiation on Hong Kong's future (1982-85) and the establishment of the Hong Kong Special Administrative Region (1994-97).

Dr. Fung Kwok-king, Victor

BSc, MSc, PhD

Independent Non-Executive Director (Age: 59)

Dr. Victor Fung was appointed as an Independent Non-Executive Director in May 1999. Dr. Fung is Chairman of the Li & Fung Group, the Airport Authority and The Hong Kong University Council, an Independent Non-Executive Director of Bank of China (Hong Kong) Limited, PCCW Limited, Orient Overseas (International) Limited and CapitaLand Limited. He holds a Bachelor and a Master Degree from the Massachusetts Institute of Technology, a Doctorate from Harvard University. He is a member of Chinese People's Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr. Fung the Gold Bauhinia Star for distinguished service to the community.

Dicky Peter Yip

BBS, MBA, MBE, JP

Independent Non-Executive Director (Age: 58)

Mr. Yip was appointed as an Independent Non-Executive Director of the Company in September 2004. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training, his previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. Since 1 January 2003, he has been appointed Chief Executive China Business, based in Shanghai. He has become a General Manager of HSBC in April 2005. Additionally, He has been appointed Executive Vice President of Bank of Communications since May 2005. He is now also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China.

Directors and Organization

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984 and the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government in 2000. He is now an Unofficial Justice of Peace in Hong Kong, an adviser for the Beijing Financial Development Advisory Group and the Honorary Chairman of Hong Kong Chamber of Commerce China. He is also a director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

Professor Wong Yue-chim, Richard

SBS, JP

Independent Non-Executive Director (Age: 53)

Professor Richard Wong was appointed as an Independent Non-Executive Director in May 2005. Professor Wong currently serves as Deputy Vice-Chancellor of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. He was awarded the Silver Bauhinia Star in 1999 by the Government of the Hong Kong Special Administrative Region for his contributions in education, housing industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Dr. Li Ka-cheung, Eric

GBS, OBE, JP, LLD, DSocSc., B.A.

Non-Executive Director (Age: 52)

Dr. Eric Li was appointed as a Non-Executive Director in May 2005. Dr. Li is the Senior Partner of Li, Tang, Chen & Co., a well-established certified public accountants firm in Hong Kong. He was a member of Hong Kong's Legislative Council from 1991 to 2004 and Chairman of its Public Accounts Committee since 1995.

He qualified as a chartered accountant in 1978 and became President of the Hong Kong Institute of Certified Public Accountants (HKICPA, formerly the Hong Kong Society of Accountants) in 1993. He was named the first 'Accountant of the Year' by the HKICPA in 1993 and received the first 'International Accountant Award' from the Association of International Accountants in 2002. Dr. Li is currently a Board Member of the International Federation of Accountants.

Dr. Li also serves as Court Member, Trustee, Advisor and Adjunct Professor of several universities both locally and overseas. He is also active in working with young people and serves as an honorary advisor to many student societies in the accounting and business fields. He holds an honorary Doctorate degree of Law, an honorary Doctorate degree in Social Sciences, a 'Beta Gamma Sigma Chapter Honoree' as well as other university honorary fellowships.

Dr. Li is appointed to numerous Government Advisory Boards and Committees, and is currently Chairman of the Hong Kong Sports Institute and the Process Review Committee for the oversight of Hong Kong Monetary Authority designated system under the Clearing and Settlement Systems Ordinance. He is Member of the Clearing and Settlement Systems Appeals Tribunal; the Deposit-taking Companies Advisory Committee; Basel II Consultation Group; Inland Revenue Department's Users' Committee and Professional Services Development Assistance Scheme.

Dr. Li is a member of The 10th National Committee of the Chinese People's Political Consultative Conference. In recognition of his many public services, Dr. Li was awarded the Queen's Badge of Honor in 1988; appointed a Justice of the Peace in 1991; named a 'Global Leaders for Tomorrow' by the World Economic Forum in 1993; awarded the honor of an Officer of the Most Excellent Order of the British Empire (OBE) in 1996 and the Gold Bauhinia Star in 2003.

Dr. Li is an Independent Non-Executive Director of The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Ltd, Catic International Holdings Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, Roadshow Holdings Limited, Sinochem Hong Kong Holdings Limited, SmarTone Telecommunications Holdings Limited and Strategic Global Investments plc.

Sir Po-shing Woo

Hon.LLD., FCIArb, F.I.Mgt., FInstD

Non-Executive Director (Age: 76)

Sir Po-shing Woo has been a Non-Executive Director of the Company since 1972. He is a Director of Henderson Development Ltd., Henderson Land Development Co., Ltd., Henderson Investment Ltd. and a Consultant of Jackson Woo & Associates. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at City University.

Kwan Cheuk-yin, William

LLB

Non-Executive Director (Age: 71)

Mr. William Kwan was appointed as a Non-Executive Director in July 1999. As a Senior Partner with the Solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 43 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Legal Advisor of the South China Athletic Association and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong '94, '97, 2001 and 2004 Stamp Exhibitions. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of both King's College and the Institute of Arbitrators.

Lo Chiu-chun, Clement

Non-Executive Director (Age: 75)

Mr. Lo was an Executive Director of the Company and the Company Secretary of the Group for 28 years before he resigned from both positions in early 1998. Mr. Lo has been in the property development industry since 1960s.

Law King-wan

Non-Executive Director (Age: 69)

Mr. Law was an Executive Director of the Company. He headed the Sales Department of the Group for 32 years before he retired at end of September 2001. He is a Standing Committee Member of the Chinese General Chamber of Commerce, Founding President of the Hong Kong Institute of Real Estate Administration and President of the Shun Tak Fraternal Association.

Chan Kai-ming

CEng, FIStructE, MICE

Executive Director (Age: 73)

Mr. Chan has been an Executive Director since 1981. Mr. Chan also served as an appointed Member of the District Board of Shatin for three years from 1985.

Directors and Organization

Chan Kui-yuen, Thomas

B Comm

Executive Director (Age: 59)

Mr. Chan graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd.

Kwong Chun

Executive Director (Age: 76)

Mr. Kwong graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Ltd. He was transferred to Sun Hung Kai Enterprises Ltd. in 1963. In 1972, Sun Hung Kai Properties Ltd. became a listed company and he has worked for it ever since. He was appointed an Executive Director in 1992.

Wong Yick-kam, Michael

BBA, MBA

Executive Director (Age: 53)

Mr. Wong has been with the Group for 24 years. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong. He was appointed an Executive Director in 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community.

Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

In community service, he is Chairman of the Hong Kong Youth Hostels Association.

Wong Chik-wing, Mike

MSc(IRE), FHKIS, Registered Professional Surveyor (BS)

Executive Director (Age: 49)

Mr. Wong graduated from the Hong Kong Polytechnic University with distinction and holds a Master Degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director in 1996. He is currently responsible for project management matters of the Group's development projects.

Woo Ka-biu, Jackson

MA (Oxon)

Alternate Director to Sir Po-shing Woo (Age: 43)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is also a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo was a director of N. M. Rothschild & Sons (Hong Kong) Limited. Prior to that he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is an Independent Non-Executive Director of Henderson Cyber Ltd. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, an Independent Non-Executive Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. Mr. Woo is the son of Sir Po-shing Woo.

Organization Chart and Senior Executives


Chairman & Chief Executive
Kwok Ping-sheung, Walter
(1)
Vice Chairman & Managing Director
Kwok Ping-kwong, Thomas
Vice Chairman & Managing Director
Kwok Ping-luen, Raymond
Architectural & Engineering
Executive Director
Chan Kai-ming
(2)
Project Planning & Development
Executive Director
Chan Kui-yuen, Thomas
(7)
Sales
(8)
Leasing
(9)
China
(10)
Building Management
Executive Director
Kwong Chun
(11)
Corporate Planning & Investments
Executive Director
Wong Yick-kam, Michael
(12)
Project Management
Executive Director
Wong Chik-wing, Mike
(3)
Property Investment
(13)
Corporate Finance
(14)
Construction
(4)
Telecommunications & Information Technology
(15)
Company Secretarial & Legal
(16)
Mechanical & Electrical Installation
(4a)
Transport Infrastructure Management, Logistics & Retail
(17)
Financial Control & Business Development
(18)
Project Monitoring
(5)
Financial Services & Insurance
(19)
Accounts
(20)
Hotel
(6)
Estate Management
(21)
Public Affairs
(22)
Internal Audit
(23)
Internal Affairs
(24)

Directors and Organization

(1) Executive Committee

Kwok Ping-sheung, Walter
MSc(Lond), DIC, MICE, JP
Chairman and Chief Executive

Kwok Ping-kwong, Thomas
MSc(Bus Adm), BSc(Eng), FCPA, JP
Vice Chairman and Managing Director

Kwok Ping-luen, Raymond
MA(Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman and Managing Director

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director (Architectural & Engineering)

Chan Kui-yuen, Thomas
B Comm
Executive Director (Project Planning & Development)

Kwong Chun
Executive Director (Building Management)

Wong Yick-kam, Michael
BBA, MBA
Executive Director (Corporate Planning & Investments)

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director (Project Management)

(1a) Chairman's Office

Yung Wing-chung
Corporate Advisor

Leung Kui-king, Donald
BSc
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chien Yuan-hwei, George
BSc(Eng), MSc, DIC, CEng, PEng, FICE, MITE
Transportation Advisor

So Sing-tak, Andrew
BA, MBA
Special Assistant to Vice Chairman & Managing Director

Nakagawa, Masahiro
BEcon, CMA, AFP
Manager

Lui Wai-tat, Andy
BA(Hons), MBA
Manager

Yau Man-fat, Kelvin
BSc(Hons), MHousMan, DipHousMan, MHKIH, MCIH, MIFMA, MIMgt, RPHM
Deputy Manager (Property Investments)

Ng Shing-yin, Eric
BSc, LLB, MBA, AMHKIE, MCIOB, MHKICM
Special Assistant to Chairman & Chief Executive

(2) Architectural and Engineering

Chan Kai-ming
CEng, FIStructE, MICE
Executive Director

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Chief Architect

Yu Chung-yeung
CEng, FIStructE, FHKIE, MICE, RSE, RPE
Principal Engineer

Li Kwong-hing
BSc(Eng), MSc, DIC, CEng, MIMechE, FCIBSE, MHKIE, RPE
Chief Building Services Engineer

Ng Tze-kwan, Jeff
BArch, MAIBC, MRAIC, HKIA
Registered Architect
Authorized Person
Deputy Chief Architect

Li Chun-kou
BSc(Eng)
Consultant

Choi Siu-chuen
MHKIE
Deputy Chief Building Services Engineer

Leung Yuen-dick, Dick
BArch, MA Arb, HKIA
Registered Architect
Authorized Person
Senior Architect

Lau Kay-shui
MSc, CEng, MIStructE, MHKIE, RPE, RSE
Senior Structural Engineer

Li Ka-wing
Deputy Manager

Chiu Wai-kuen, Stephen
BSc(Eng)
Senior Structural Engineer

Chiu Tai-shing, Joseph
BASc, PEng, MHKIE
Senior Structural Engineer

Tang Wai-man, Tony
BA(AS), BArch, HKIA
Registered Architect
Authorized Person
Senior Architect

Chan Wai-hing, Clara
Assistant Manager

Yen Koon-wai, Michael
BA(AS)Hons, MArch, HKIA
Registered Architect
Authorized Person
Senior Architect

Ng Hin, Felix
BA(AS), MArch, RIBA, HKIA,
Registered Architect
Authorized Person
Senior Architect

(3) Project Management

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Tung Chi-ho, Eric
BA(AS)Hons, BArch, HKIA
Registered Architect
Authorized Person
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Tam Tin-fong, Martin
BArch, RIBA, FHKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Manager

Sitt Nam-hoi
BA(Hons), BArch(Distinction), HKIA
Registered Architect
Authorized Person
Manager

Au Yeung Shiu-keung
BSc(Eng), CEng, FHKIE, FCIBSE, FIEE, FIEAust
Manager

Lee Tit-sun, Augustine
BArch, FHKIA
Registered Architect
Authorized Person
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Manager

Au Ho-cheung, David
BSc(Arch), MArch, HKIA
Registered Architect
Authorized Person
PRC Class I Registered Architect Qualification
Deputy Manager

Ng Chak-kin, Clarence
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Deputy Manager

Cheung Kai-wah, Gabriel
MConstMgt, FHKIS, FRICS, FCIOB, MCIArb, MACostE, FHKICM, RPS(QS)
Deputy Manager

Woo Yan-fan, Stella
BA(AS), MArch, MBA, HKIA
Registered Architect
Authorized Person
Deputy Manager

Lau Man-kwan, Julia
BArch, HKIA, Assoc AIA
Registered Architect
Authorized Person
Deputy Manager

Tung Jing-kong, Jeff
BA(AS)Hons, BArch, RIBA, FHKIA
Registered Architect
Authorized Person
Deputy Manager

Chiu Hon-hang, Elvin
BES, BEDS, BArch, HKIA, PFM
Registered Architect
Authorized Person
Assistant Manager

Chan Hong-ki, Robert
BSc, MRICS, MHKIS, RPS(BS)
Authorized Person
Assistant Manager

Cheung Chin-hung, Sunny
BEng(Hons), CEng, MHKIE, MICE, MGSHK, EUR.ING, RPE
Assistant Manager

Frank Leung
BArch(Hons), HKIA
Registered Architect
Authorized Person
Assistant Manager

Mak Chi-wing, Felix
MCIOB
Assistant Manager

(4) Construction

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Kwok Leung Kit-kan, Ingrid
MSc(Bus Adm), BSc(Hons), CEng, MBCS, MHKIE, CITP
Manager

Tsoi Siu-ho, Robert
BSc, MSc, DipCon, FCPA, ACMA, ARCS, DIC
Manager (Central Functions)

Lee Bing-shu
Consultant (Construction Management)

Mo Kon-fei, Kenneth
LLB, MSc(Eng), MBA, MHKIE, MICE, RSE, 1 RSE-PRC
Authorized Person
Manager (Construction Management)

Lu Chee-yuen, Spencer
BEng, MEng, CEng, MIStructE, MHKIE, RPE
Authorized Person
Manager (Construction Management)

Chan Hon-yee
ACMA, CPA
Deputy Manager (Construction Management)

Tsoi Yuk-man, Desmond
MA, FCIArb, MRICS, MHKIS, MCIOB
Deputy Manager (Construction Management)

Hui Lin-sing, Roger
BSc(Eng), CEng, MICE, MIStructE, MHKIE, RSE, RPE
Deputy Manager (Construction Management)

Wong Leung Kit-wah, Linda
Deputy Manager (Purchasing)

Fung Chi-on, Ricky
Deputy Manager (Purchasing)

Lau Wai-keung, Dennis
MRICS, MHKIS
Deputy Manager (Contract Subletting)

Directors and Organization

Chan Kin-wah, Jonathan
MEM, TechRICS, TAHKIS
Deputy Manager (Contract Subletting)

Lam Fuk-wing
BSc(Civil Eng)
Assistant Manager (Construction Management)

Lee Kwok-wa, Chris
Assistant Manager (Construction Management)

Cheung Kam-fan
Assistant Manager (Construction Management)

Tse Kam-hon, Sidney
Consultant (Construction Management)

Ng Kwok-cheung, Barry
BCSc(Hons)
Assistant Manager (Information Technology)

Lai Wai-ching, Phoebe
MSc, FCCA, CPA
Assistant Manager (Accounting)

Chan Ying-kuen, David
Assistant Manager (Accounting)

Lai Siu-ki, Pele
MBA, MIHRM(HK), AHKMA
Assistant Manager (Human Resources & Administration)

Mak Kwok-leung
BSc, MBA, CEng, MIMechE, MHKIE, RPE
Assistant Manager (Plant & Machinery)

(4a) Mechanical and Electrical Installation

Yu Yiu-wing
Manager

Lam Chung-mo, Moses
BEng(Hons), CEng, MIEE, MHKIE, RPE
Deputy Manager (Electrical Services)

Sin Hung-fai
Assistant Manager (Fire Services)

Ng Chung-ming
Assistant Manager (Fire Services)

Chan Chor-tat, Gilbert
Assistant Manager (Fire Services)

Tam Ping-ip
DMS, MIEEE
Assistant Manager (Electrical Services)

Pang Ki-kai
AIIM
Assistant Manager (Electrical Services)

(5) Project Monitoring

Luk Wang-kwong, John
BSc(Eng), LLB, MSc(Eng), MBA, PDCE, PhD, CEng, FICE, FIStructE, FHKIE, FCIArb
Project Advisor

Wong Wai-tung
MA Arb, FHKIE, FCIOB, MCIArb, RPE
Deputy Manager

Tsang Wai-keung, Savio
MBA, MRICS, MHKIS, MCIOB, MCIArb, MASI
Assistant Manager

(6) Hotel

Rudolf Greiner
President, Hotel Division

Chow Yum-chong, Francis
FCCA, FCPA
Vice President (Finance), Hotel Division

a. **The Royal Garden**

Chan Tin-yau, Keven
CHSP
General Manager

Cheung Kin-man, Ricky
B Comm, CPA, CPA(Aust)
Financial Controller

b. **New Town Management Company Limited**

Wong Hoi-jen, Rebecca
Vice President (Operations & Planning)

Royal Park Hotel

Wong Hoi-jen, Rebecca
General Manager

Tang Cheuk-wai, Willy
Executive Assistant Manager (Marketing)

Tam Kam-ming, Andrew
Financial Controller

Royal Plaza Hotel

Wong Hoi-jen, Rebecca
General Manager

Kwok Kam-moon, Sunny
Executive Assistant Manager (Operation)

Lee Chi-keung, Marvey
Financial Controller

(7) Project Planning and Development

Chan Kui-yuen, Thomas
B Comm
Executive Director

Wong Chik-wing, Mike
MSc(IRE), FHKIS, RPS(BS)
Authorized Person
Executive Director

Roger Nissim
FRICS, FHKIS, FCIArb, RPS(GP)
Manager

Chu Kwok-kit, Ringo
BA(AS), BArch, RIBA, HKIA, ARAIA
Registered Architect
Authorized Person
Manager

Fung Chu-hee, Andrew
MSc(IRE), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Manager

Fung Man-lok, Ronnie
MHKIS, RPS(GP)
Manager

Siu Man-wai
BSc(Hons), MSc(IRE), MRICS, MHKIS, RPS
Chartered Valuation Surveyor
Deputy Manager

Chan Po-ling, Margaret
BES(Hons), MSc, MHKIP, MCIP, RPP
Deputy Manager

(8) Sales

a. **Lui Ting, Victor**
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Sau-yin, Anita Teresa
MSc, MRICS, MHKIS, RPS
Deputy Manager

b. **Chow Kwok-yin, Eric**
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Yim Dao-kit
Deputy Manager

Kong Kit
Consultant

Yang Joe-tsi, Edgar
MA
Deputy Manager

(9) Leasing

Retail

a. **Chan Kai-ming**
CEng, FIStructE, MICE
Executive Director

Lam Ka-keung, Henry
BSc(Hons), MSc(Const & Real Est)
Manager

Yau Hin-chung, William
BA(AS)
Deputy Manager

Chow Shuk-man, Judy
BA, BSc
Assistant Manager

b. **Fung Sau-yim, Maureen**
BSc(Hons)Est. Mgt., MHousMan(Distinction), MBA, FISCM, FIIM, MHIREA
Manager

Lee Pik-kee, Michelle
BA(Hons), MBA, MISCM
Assistant Manager

c. **Chung Sau-lin, Fiona**
BBA, MBA, MHKIS
Deputy Manager

d. **Azar, Karim Nicholas**
Assistant Manager

e. **Ho Lick-tin**
Manager

Fung Yick-lam, Cris
Assistant Manager

Office

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Lo King-wai
MBA, MRICS, MCIOB, MHKIS, RPS
Deputy Manager

Lau Lai-ching, Ellijah
Dip.BS(Mktg), MHIREA, MCIH, MHKIH
Deputy Manager

Ng Kwok-keung
BSc
Assistant Manager

Man Chi-fung, Rick
BA, PDip(Real Estate)
Assistant Manager

Leung Ka-po, Filipe
MEng(Hons), MPhil, ACGI, PDQM, PDEC
Assistant Manager

Residential (Signature Homes)

Chiu Ching-shi, Iris
B Comm
Deputy Manager

Kang Min, Mavis
BSoc.Sc(Hons), DipSurv
Assistant Manager

David Yuen
BA, MHCIMA
Assistant Manager

(10) China

Kwong Chun
Executive Director

Chan Kui-yuen, Thomas
B Comm
Executive Director

So Chung-keung, Alfred
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Zhou Yimin, Andrew
MBA, PhD, CMgr
Manager

Chau Sai-yim, Stephen
Deputy Manager

Cheng Cheung-fuk
BA, B Comm
Deputy Manager

Chui Ching-sai, Alex
BSc, MBA
Deputy Manager

Tang Wai-chung, Ted
Deputy Manager

Fok Yau-kit
FCEA, DMS, MBIM
Assistant Manager

Lam Kam-wing, Stafen
MSc, MCIM
Assistant Manager

Directors and Organization

Cheng Chung-ho, Jeremy
BSc(Hons), CPE(English law), LLB(PRC law), MEd, PCE, PCLL
Assistant Manager

Tse Kit-ming, Elsie
MSc, FCCA, CPA
Assistant Manager

He Dong, Tony
B Comm, CPA(Aust)
Assistant Manager

Ching Wai-chuen, Antonio
BA(AS), BArch, RIBA, HKIA, RAIA
Registered Architect
Authorized Person
Assistant Manager

(11) Building Management

Kwong Chun
Executive Director

Kwong Ching-wai, Alkin
BSc(Eng), PgDIT, CEng, MIStructE, MHKIE, RPE, RSE
Authorized Person
Manager

Mok Chi-hung
FCIH, FHKIH, MHIREA, RPHM
Manager

Kwok Chan-fai
MCIH, MHKIH, RPHM
Deputy Manager (Hong Yip)

Lam Chak-hin, Ivan
SSCE, Foreign Assoc. ASLA, Member of Ifpra
Deputy Manager (Hong Chui)

Wong Kei-on
BA, MHKIH, MCIH, RPHM
Deputy Manager (Hong Yip)

Lee Tze-leung, Adrian
BBA, MBA, FCCA, CFA, RFP
Assistant Manager (Accounting)

Leung Nai-yin, Arthur
BBus, FCCA, FCPA, ACIB, AHKIB, CGA, CPA(Aust)
Assistant Manager (Internal Audit)

Ho Yun-kuen, John
MRICS, MHKIS, PQS, F.PFM
Assistant Manager (Contracts)

Chau Chung-yiu, Dominic
MBA, MRICS, MHKIS, RPS
Authorized Person
Assistant Manager (Technical)

Kwan Yu-kuen, Ricky
Assistant Manager (SHK Real Estate Management)

Leung Kwok-fai, Terrence
BSoc.Sc, MSc
Assistant Manager (Human Resources)

Cheung Tam Ka-wood, Rebecca
FHKIH, MCIH, RPHM
Assistant Manager (Community Relation)

(12) Corporate Planning and Investments

Wong Yick-kam, Michael
BBA, MBA
Executive Director

Ma Sau-hon, Chris
BSc, MSc, MBA, MTM, DIC, CEng, MISE, FHKIE, FICE, RPE
Manager (Project)

Lau Mei-mui, May
Manager (Corporate Communications)

Lau Shung-oi, Susanna
BA, ACA
Manager (Corporate Planning)

Hong Pak-cheung, William
BSc
Manager (Investments)

Mak Nak-keung
BSoc.Sc, MPhil
Deputy Manager (Economic Research)

Tse Man-kuen, Winnie
Deputy Manager

Ramsay, Robert Guy
BA(Hons), PhD
Assistant Manager

Cheong Suk-ying, Linda
BSoc.Sc, MBA, CFA
Assistant Manager

Poon Chun-wing, Johnny
BSoc.Sc, MBA, CFA, ACCA
Assistant Manager

Own Yu-tsan, Dorothy
MSc(Finance), CFA, FRM
Assistant Manager

Wong On-ning, Orlena
BBA, M Comm, CA
Assistant Manager

(13) Property Investment

Lui Ting, Victor
BBA
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Sau-yin, Anita Teresa
MSc, MRICS, MHKIS, RPS
Deputy Manager

(14) Corporate Finance

Au Man-to
LLB, FCIS, ACIB
Manager

Kwok Yue-yee, Amy
B Comm
Manager

Ho Ka-wai, Josephine
MBA
Assistant Manager

(15) Telecommunications and Information Technology

SmarTone Telecommunications Holdings Limited

Li, Douglas
Chief Executive Officer

SUNeVision Holdings Ltd.

So Sing-tak, Andrew
BA, MBA
Chief Executive Officer

(16) Company Secretarial and Legal

Lai Ho-kai, Ernest
FCIS
Company Secretary

Tam Sai-ming, William
LLM, MSc, MBA, FCIS, FCS, FHKIoD, MHKSI
Manager

Yung Sheung-tat, Sandy
BA(Law)Hons
Manager

Kwok, Helen
LLB(London)Hons
Legal Advisor

Tse Kar-lun, Frankie
LLB(Hons)
Assistant Manager

Yeung Ming-yip, Jason
LLB(Hons)
Assistant Manager

Wong Chiu-lun, Christopher
B Comm, LLB
Assistant Manager

Lai Man-shek
BA(Law)Hons
Assistant Manager

Chong Tin-cho
LLB(Hons)
Assistant Manager

Chan Miu-yin, Alice
LLB(Hons)
Assistant Manager

(17) Transport Infrastructure Management, Logistics and Retail

Wilson Group

Koch, Gary Alfred
Managing Director

Cheng Siu-hung, Paul
Chief Executive Officer
Autotoll Limited

Fong Ping, Vincent
Director of Tollways

Luk Kam-hon, Gary
Director of Parking

Wong Yuk-lan, Nancy
Director of Finance & Administration

Wu Tung-chai, Peter
Director of Equipment & Services

Lui Sung-yee, Alan
Consultant

Logistics Services

Wong Hok-leung, Paul
BSc, FCCA
Chairman
Sun Hung Kai Logistics Holdings Limited

Leung Lai-chi, Michelle
MMgt
Executive Director
Sun Hung Kai Logistics Holdings Limited

Pang Tai-hing, Peter
Operations Director
Airport Freight Forwarding Centre Company Limited

Kevin Yeung
BBA, MTM(GLM)
Director of Business Development
Expresslink Logistics Limited

Seiyu (Shatin) Department Store

Hui Hing-sang, Sam
Senior General Manager (Merchandising & Store Operations)

Yeung Tsz-wa, Senses
Senior General Manager (Corporate Planning Office)

Au Sin-lun, Catherine
General Manager (Concession Administration)

(18) Financial Control and Business Development

Wong Hok-leung, Paul
BSc, FCCA
Manager

Leung Yu-kai, David
ACA, FCCA, FCPA
Manager (Finance and Administration)

Fok Yat-cheong, Edward
MSc(Eng), AHKIB
Deputy Manager (EDP)

Cheung Yuen-yee, Rachel
BSoc.Sc, EMBA, Chartered Marketer
Deputy Manager (Business Development)

Chan Kei-yan, Paul
BA, MBA
Deputy Manager (Business Development)

Leung Cheuk-ming, Eric
MSc, CISSP
Assistant Manager (EDP)

So Wai-kei, Godwin
BA, ACIB, ACIS
Assistant Manager (Financial Control)

Tam Wai-ling, Kennese
BBA
Assistant Manager (Business Development)

Yu Wai-yee, Fione
BA(Hons), ACCA
Assistant Manager (Financial Control)

(19) Financial Services and Insurance

Financial Services

Yung Wing-chung
Consultant

Au Mo-cheung, Alex
Manager

Chan Pang-chi
Assistant Manager

Ng Yu-po, Frederick
B Comm, MBA
Assistant Manager

Insurance

Chow Ka-yin
Manager

Wong Kwai-chuen, Andrew
BBA, ACII,
Chartered Insurer
Deputy Manager

Ng Man-tong, Anthony
BA(Hons), ACII, AIIC
Deputy Manager

Yim Ka-yan, Amy
MBA, ANZIIF (Snr Assoc)
Deputy Manager

Pun Wing-sze, Doris
BSc, MPA, CPA, CPA(Aust)
Assistant Manager

(20) Accounts

Pun Wing-mou, Bernard
MSc, FCA, FCPA
Chief Accountant

Wu Tze-cheung, Philip
BA(Hons), FCCA, FCPA, MIHRM(HK)
Manager

Li Ching-kam, Frederick
FCCA, CPA
Deputy Chief Accountant

Lee Hung-chak, Maurice
BBA(Hons), FCCA, CPA
Deputy Manager

Chow Cheuk-wing, Eric
FCCA, FCPA
Senior Accountant

Ko Ping-yin, Albert
Chief Cashier

Yuen Chork, Charles
Assistant Manager

Wong Mei-ki, Maggie
MA, FCCA, CPA, ACS, ACIS
Assistant Manager

(21) Estate Management

Wong Chin-wah, Jimmy
BSc(Est Mgt), Cert Ed, MSISV, MHKIS, MAPFM, FHIREA, RPS, RPHM
Executive Director
Sun Hung Kai Real Estate Agency Ltd

Chan Kam-fai
MCIH
Manager

Lam Man-pak, Patrick
BA(Hons), MCIH, RPHM
Deputy Manager

Lee Cheung-yiu, Gordon
BSc(Hons), MRICS, MCIOB, MHKIS, MCIArb, RPS(BS)
Deputy Manager

Mak Hung-cheung, James
Deputy Manager

Sham Sik-shing, Simon
BTech(Hons), MCIH
Assistant Manager

Chan Shing-wai
Dip.BA, MCIH
Assistant Manager

Hon Shuk-ching, Irene
Assistant Manager

Shiu Wai-ching, Teresa
Assistant Manager

(22) Public Affairs

Lee Luen-fai
BA, Cert Ed
Manager

(23) Internal Audit

Chiu Yue-ming, Daniel
MAcc, FCCA, FCPA, FCIS, ACMA, FCPA(Aust)
Manager

Wong Chung-wai, Barry
BA(Hons), MBA, FCCA, CPA
Deputy Manager

Hui Sui-tak, Andrew
MBA, FCCA, CPA
Assistant Manager

(24) Internal Affairs

Tang Chak-hin
BBA, MBA
Manager

Chan Choi-yin, Clara
MIHRM(HK)
Deputy Manager (Human Resources Management)

Leung Lai-chi, Michelle
MMgt, MIHRM(HK)
Deputy Manager (Human Resources Planning & Development)

Ho Kui-yuen, Kenneth
BSoc.Sc, MBA, DTM
Deputy Manager (Training & Development)

Wong Ho-keung, Jimmy
Assistant Manager (Office Management)

Cheung Pui-ha, Ivy
BA, MBA, MSc, DTM
Assistant Manager (Human Resources Services)

Financial Contents

Report of the Auditors

Deloitte.
德勤

To the Shareholders of Sun Hung Kai Properties Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 115 to 156 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 15 September 2005

Consolidated Profit and Loss Account

For the year ended 30 June 2005

(Expressed in millions of Hong Kong dollars)

	Note	2005	2004
Turnover	2(i)(a)	**22,945**	21,764
Cost of sales and operating expenses		**(12,733)**	(12,976)
Gross profit		**10,212**	8,788
Other revenue		**618**	633
Selling and marketing expenses		**(989)**	(829)
Administrative expenses		**(1,016)**	(1,007)
Profit from operations	2(i)(a)	**8,825**	7,585
Finance costs		**(328)**	(213)
Finance income		**83**	41
Net finance costs	3	**(245)**	(172)
Profit on disposal of long-term investments less impairment	4	**1,858**	100
Share of profits less losses of associates		**410**	438
Share of profits less losses of jointly controlled entities		**1,613**	534
	2(i)(b)	**2,023**	972
Profit before taxation	2(i)(c) & 5	**12,461**	8,485
Taxation	8	**(1,861)**	(1,285)
Profit after taxation		**10,600**	7,200
Minority interests		**(229)**	(277)
Profit attributable to shareholders		**10,371**	6,923
Dividends	9		
Interim dividend paid		**1,680**	1,441
Final dividend proposed		**3,602**	2,521
		5,282	3,962
(Expressed in Hong Kong Dollars)			
Earnings per share	10		
Basic		**$4.32**	$2.88
Diluted		**$4.32**	$2.88

Consolidated Balance Sheet

As at 30 June 2005

(Expressed in millions of Hong Kong dollars)

	Note	2005	2004
Non-current assets			
Fixed assets	11	**112,544**	98,839
Associates	13	**2,297**	2,581
Jointly controlled entities	14	**18,776**	18,472
Long-term investments	15	**5,971**	6,617
Loans receivable	16	**1,578**	1,545
Land pending development		**17,025**	10,415
		158,191	138,469
Current assets			
Stocks	17	**20,252**	20,153
Trade and other receivables	18	**4,556**	4,681
Short-term investments	19	**2,428**	1,318
Bank balances and deposits	20	**6,519**	7,207
		33,755	33,359
Current liabilities			
Bank and other borrowings	21	**(1,605)**	(1,078)
Trade and other payables	22	**(9,672)**	(8,559)
Deposits received on sale of properties		**(725)**	(777)
Taxation		**(3,114)**	(2,971)
		(15,116)	(13,385)
Net current assets		**18,639**	19,974
Total assets less current liabilities		**176,830**	158,443
Non-current liabilities			
Bank and other borrowings	23	**(21,461)**	(18,870)
Deferred taxation	24	**(1,604)**	(1,393)
		(23,065)	(20,263)
Minority interests	25	**(3,613)**	(2,941)
Net assets		**150,152**	135,239
Capital and reserves			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**145,349**	131,517
Proposed final dividend		**3,602**	2,521
Shareholders' funds		**150,152**	135,239

Directors:

Kwok Ping-sheung, Walter

Kwok Ping-luen, Raymond

Parent Company Balance Sheet

As at 30 June 2005

(Expressed in millions of Hong Kong dollars)

	Note	**2005**	2004
Non-current assets			
Subsidiaries	12	**30,074**	30,074
Jointly controlled entities	14	**1**	1
		30,075	30,075
Current assets			
Trade and other receivables	18	**24**	24
Amounts due from subsidiaries less provision		**57,570**	55,361
		57,594	55,385
Current liabilities			
Trade and other payables	22	**(213)**	(213)
		(213)	(213)
Net current assets		**57,381**	55,172
Net assets		**87,456**	85,247
Capital and reserves			
Share capital	26	**1,201**	1,201
Share premium and reserves	28	**82,653**	81,525
Proposed final dividend		**3,602**	2,521
Shareholders' funds		**87,456**	85,247

Consolidated Cash Flow Statement

For the year ended 30 June 2005

(Expressed in millions of Hong Kong dollars)

	Note	2005	2004
Operating activities			
Cash generated from operations	29a	**11,513**	9,321
Hong Kong profits tax paid		**(1,156)**	(988)
China income tax paid		**(8)**	–
Net cash from operating activities		**10,349**	8,333
Investing activities			
Purchase of subsidiaries	29b	**(94)**	–
Purchase of additional interest in subsidiaries		**(152)**	(52)
Purchase of jointly controlled entities		**(445)**	(432)
Purchase of long-term investments		**(1,668)**	(3,175)
Net repayments from associates, jointly controlled entities and investee companies		**935**	3,167
Acquisition of land pending development		**(9,257)**	(2,542)
Additions to fixed assets		**(2,451)**	(2,160)
Proceeds from disposal of investment properties		**1,718**	162
Proceeds from disposal of associates and jointly controlled entities		**2,212**	4
Proceeds from disposal of long-term investments		**1,525**	1,428
Proceeds from disposal of other fixed assets		**3**	11
Interest received from investments		**337**	406
Dividends received from listed investments		**67**	45
Dividends received from unlisted investments		**20**	51
Dividends received from associates and jointly controlled entities		**485**	631
Loans and advances repaid		**107**	140
Net cash used in investing activities		**(6,658)**	(2,316)
Financing activities			
Bank and other borrowings raised		**3,297**	2,125
Repayment of bank and other borrowings		**(2,869)**	(4,310)
(Increase)/decrease in pledged bank deposit		**(2)**	66
Interest paid		**(414)**	(322)
Interest received		**82**	43
Proceeds from issue of shares by a subsidiary		**1**	19
Proceeds from issue of shares		**7**	2
Payment on repurchase of shares in subsidiaries		**–**	(19)
Decrease in fundings from minority shareholders		**(117)**	(254)
Dividends paid to shareholders		**(4,201)**	(3,842)
Dividends paid to minority shareholders		**(166)**	(1,149)
Net cash used in financing activities		**(4,382)**	(7,641)
Decrease in cash and cash equivalents		**(691)**	(1,624)
Cash and cash equivalents at beginning of year		**6,823**	8,447
Cash and cash equivalents at end of year	29c	**6,132**	6,823

Consolidated Statement of Changes in Equity

For the year ended 30 June 2005

(Expressed in millions of Hong Kong dollars)

	Note	2005	2004
Total equity at beginning of year		**135,239**	120,651
Net profit/(loss) not recognized in the consolidated profit and loss account			
– increase in property valuation arising during the year		**9,155**	11,864
– deferred tax charged to property revaluation reserves		**(130)**	(397)
– exchange difference on translation of financial statements of foreign entities		**(4)**	3
	28	**9,021**	11,470
Profit attributable to shareholders for the year		**10,371**	6,923
Proceeds from exercise of share options	28	**7**	2
Realized (surplus)/deficit on disposal of investment properties transferred to profit and loss account	28	**(266)**	35
Goodwill adjustments	28	**(19)**	–
Interim dividend paid		**(1,680)**	(1,441)
Final dividend paid		**(2,521)**	(2,401)
Total equity at end of year		**150,152**	135,239

Notes to the Financial Statements

(Expressed in millions of Hong Kong dollars)

1. Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong which include Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

For full convergence with International Financial Reporting Standards, the HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 30 June 2005.

The Group has made a preliminary assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property", HK(SIC) Interpretation ("HK(SIC)-INT") 21 "Income taxes-recovery of revalued non-depreciable assets" and HK Interpretation ("HK-INT") 2 "The appropriate policies for hotel properties" will have a significant impact on the Group's financial statements.

HKAS 40 requires surpluses or deficits arising on the revaluation of investment properties to be recognized in the profit and loss account instead of property revaluation reserves. HK(SIC)-INT 21 requires the provision of deferred taxation on these surpluses or deficits to be calculated at applicable profits tax rates. If these new accounting standards had been adopted, the Group's profit attributable to shareholders for the year ended 30 June 2005 would have increased by approximately HK$7.6 billion, being the increase in fair value of the Group's investment properties during the year net of deferred taxation thereon. Furthermore, recognition of deferred taxation on the Group's cumulative property revaluation surpluses would have resulted in a reduction in the Group's net assets as at 30 June 2005 of approximately HK$3.5 billion (HK$2.6 billion as at 30 June 2004).

Under HK-INT 2 owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses, rather than at valuation. Adoption of this new accounting standard would have had the effect of reducing the Group's net assets as at 30 June 2005 and 30 June 2004 by approximately HK$2.6 billion and HK$2.3 billion, respectively, as a result of the reversal of hotel property revaluation surpluses and the recognition of cumulative depreciation on the Group's hotel properties. Under this new accounting treatment, the Group's profit attributable to shareholders for the year ended 30 June 2005 would have reduced by approximately HK$48 million, being the annual depreciation that would have been charged on the Group's hotel properties.

The Group is continuing its assessment of the impact of the other new HKFRSs on the Group's financial statements.

b. Basis of consolidation

The consolidated financial statements of the Group incorporate the financial statements of the Company and all its subsidiaries made up to 30 June each year and include the Group's interests in associates and jointly controlled entities on the basis set out in note 1(f) and note 1(g) below, respectively. The financial statements of the associates and jointly controlled entities used for this purpose are either co-terminus with the financial statements of the Company or cover a year ended not more than six months before the Company's year-end. The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated profit and loss account from the effective dates of acquisition or to the effective dates of disposal. All material intra-group transactions and balances are eliminated on consolidation.

Following the adoption of HKFRS 3 "Business Combination", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities on or after 1 January 2005 is recognized as an asset in the balance sheet and reviewed for impairment annually. Any impairment arising on goodwill is recognized in the profit and loss account. Any excess of the Group's interest in fair value of net assets over the cost of acquisition ("discount on acquisition") is recognized immediately in the profit and loss account. The Group shall apply this HKFRS prospectively with effect from 1 July 2005 to goodwill arising before 1 January 2005.

Minority interests in the consolidated profit and loss account and balance sheet represent the interests of third parties outside the Group in the results and net assets of subsidiaries.

1. Principal Accounting Policies (cont'd)

c. Turnover

Turnover derived from the Group's principal activities comprises proceeds from sale of properties (excluding proceeds on development properties sold prior to their completion which are included in deposits received on sale of properties under current liabilities), gross rental income from properties letting under operating leases, revenue from hotel operation and revenue derived from other business activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, telecommunications, internet infrastructure, enabling services and department store. It does not include the turnover of associates and jointly controlled entities.

d. Revenue recognition

Revenue of a transaction is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group which will result in increases in equity and these benefits can be measured reliably, on the following basis:

(i) Property sales

Profit from sale of completed properties is recognized upon execution of the sale agreements.

When a development property is sold in advance of completion, profit is only recognized upon completion of the development. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

Where properties are sold under deferred terms with part of the sale proceeds being receivable after an interest-free period, that portions of the differences between the sale prices with and without such terms representing finance income are allocated to the profit and loss account on a basis that takes into account the effective yields on the amounts of the sale proceeds receivable over the interest-free period.

(ii) Rental income

Rental income from properties letting under operating leases is recognized on a straight line basis over the lease terms.

(iii) Hotel operation

Revenue from hotel operation is recognized upon provision of services.

(iv) Interest income

Interest income is accrued on a time proportion basis that takes into account the effective yields on the carrying amount of assets.

(v) Construction

Revenue in respect of building construction job is recognized on the percentage of completion method measured by reference to the proportion that costs incurred to date bear to estimated total costs for the contract.

(vi) Investment income

Income from securities and other investments is recognized when the right to receive payment is established.

(vii) Use of internet services centre facilities

Revenue from customer use of internet services centre facilities is recognized ratably over the term of the agreement.

(viii) Telecommunications

Revenue from telecommunication is recognized when the service is rendered.

(ix) Toll income

Toll income is recognized upon the passage of vehicles through tunnel.

1. Principal Accounting Policies (cont'd)

d. Revenue recognition (cont'd)

(x) Department Store

Revenue from sale of own-bought goods and commission income from concession and consignment sales is recognized upon the transfer of risks and rewards of ownership of the goods.

(xi) Other income

Property management service fee, car parking management fee, insurance income and stock brokerage are recognized when the services are rendered.

e. Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Investments in subsidiaries are carried in the balance sheet of the Company at cost less impairment.

f. Associates

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, over the management, including participation in the financial and operating policy decisions.

Results of associates are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses.

Interests in associates are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets.

g. Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the parties has unilateral control.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

Results of jointly controlled entities are incorporated in the consolidated profit and loss account to the extent of the Group's share of post-acquisition profits less losses whereas accounted for in the profit and loss account of the Company only to the extent of dividend income.

Interests in jointly controlled entities are accounted for in the consolidated balance sheet under the equity method and are initially recorded at cost and adjusted for goodwill arising on consolidation at date of acquisition and thereafter for post acquisition change in the Group's share of their net assets whereas in the balance sheet of the Company are stated at cost less impairment.

1. Principal Accounting Policies (cont'd)

g. Joint ventures (cont'd)

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognized in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

h. Investments in securities

(i) Long-term investments

Investments in debt and equity securities held for an identified long-term or strategic purpose are stated at cost less impairment. Results of investments are accounted for to the extent of dividend and interest income.

Investments in debt securities which are intended to be held to maturity are measured at amortized cost, less any impairment losses recognized, if necessary, in the balance sheet. The amortization of any discount or premium arising on acquisition is aggregated with other investment income receivable over the period from the date of acquisition to the date of maturity so as to give a constant yield on the investment. Held-to-maturity debt securities maturing within one year are classified as short-term investments under current assets.

(ii) Marketable securities

Marketable securities, which are that part of liquid assets temporarily invested in debt and equity securities, are stated at fair value, with unrealized gains and losses included in net profit or loss for the year.

i. Properties

(i) Land pending development

Land pending development, which is stated at cost less impairment made by the directors, embraces all land acquired pending any definite intention whether to develop it for long-term retention or for sale. When the intention is clear and action initiated, land to be developed for long-term retention is reclassified as fixed assets whereas land to be developed for sale and expected to be realized in the normal course of the Group's property development cycle is reclassified as stocks under current assets.

(ii) Investment properties

Investment properties are completed properties which are income producing and held for their investment potential on a long-term basis. Investment properties are included in fixed assets at open market value on the basis of an annual professional valuation related to properties on the basis that increases in valuations are credited to the investment property revaluation reserve and decreases in valuations are first set off against increases on earlier valuations on a portfolio basis and thereafter charged to operating profit. Upon disposal of an investment property, the revaluation surplus or deficit realized is transferred to operating profit in calculating the profit or loss on disposal.

(iii) Hotel properties

Hotel properties and their integral fixed plant used in the operation of hotel are included in fixed assets at open market value on the basis of an annual professional valuation related to individual hotel properties.

1. Principal Accounting Policies (cont'd)

i. Properties (cont'd)

(iv) Properties under development

Properties under development for long-term retention are classified under fixed assets and are stated at cost less impairment. These properties are reclassified as investment properties or other properties as the case may be upon completion of the development.

Properties under development for sale are included in stocks at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized and the anticipated costs to completion.

Cost of property in the course of development comprises land cost, development costs and borrowing costs during the development period.

(v) Stocks of completed properties

Completed properties remaining unsold at year end are stated at the lower of cost and net realizable value.

Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

(vi) Other properties

Other properties are properties held for production or administrative purposes and are included in fixed assets at cost less accumulated depreciation and impairment, if any.

j. Depreciation

(i) Investment properties

No depreciation is provided on investment property except where the unexpired term of the lease of the investment property is 20 years or less, in which case the then carrying amount is amortized on a straight line basis over the remaining unexpired term of the lease.

(ii) Hotel properties

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these assets in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated lives of these assets and their high residual values, any depreciation would be insignificant. The related repair and maintenance expenditure is charged to the profit and loss account in the year in which they are incurred. The costs of significant improvements are capitalized.

(iii) Properties under development

No depreciation is provided on properties under development.

(iv) Network equipment

Network equipment including assets and equipment of the digital mobile radio telephone and local multipoint distribution services networks are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs less accumulated impairment losses over their estimated useful lives at rates ranging from ten per cent to 50 per cent per annum. No depreciation is provided on network equipment under construction.

1. Principal Accounting Policies (cont'd)

j. Depreciation (cont'd)

(v) Toll road

Toll road including the cost of tunnel, approach road and buildings, electrical and mechanical systems are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight line basis to write off their costs less accumulated impairment losses over the term of franchise at rate 3.7 per cent per annum.

(vi) Other properties

The cost of leasehold land and construction cost of buildings thereon are depreciated on a straight line basis over the term of the lease.

(vii) Other fixed assets

Other fixed assets including equipment, furniture, fixtures and vehicles are stated at cost less depreciation calculated on a straight line method to write off the assets over their estimated useful lives at rates ranging from ten per cent to 33.3 per cent per annum.

k. Capitalization of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalized as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale.

l. Materials

Materials comprising mainly building materials, hotel stocks, handsets and consumable goods are valued at the lower of cost, calculated on a weighted average cost basis, and net realizable value.

m. Translation of foreign currencies

Foreign currency transactions during the year are converted into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of the balance sheet. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of overseas subsidiaries, associates and jointly controlled entities expressed in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the date of balance sheet whereas the profit and loss accounts are translated at average exchange rates for the year. Exchange differences arising on translation are dealt with as a movement in reserves.

n. Deferred taxation

Deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized.

o. Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be represented as the primary reporting format.

(Expressed in millions of Hong Kong dollars)

1. Principal Accounting Policies (cont'd)

p. Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

q. Retirement benefits

The retirement benefit costs charged to the profit and loss account represent the contributions payable in respect of the current year to the Group's defined contribution schemes and Mandatory Provident Fund Schemes.

2. Segment Information

(i) Segment results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover		Profit from Operations before Finance Costs	
	2005	2004	**2005**	2004
Property				
Property sales	**10,274**	10,004	**3,626**	2,401
Rental income	**5,056**	4,978	**3,740**	3,729
	15,330	14,982	**7,366**	6,130
Hotel operation	**679**	597	**264**	227
Telecommunications	**3,619**	3,367	**324**	492
Other businesses	**3,317**	2,818	**779**	595
	22,945	21,764	**8,733**	7,444
Other revenue			**618**	633
Unallocated administrative expenses			**(526)**	(492)
Profit from operations			**8,825**	7,585

Turnover from properties sales includes HK$1,718 million (2004: HK$162 million) from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. Segment Information (cont'd)

(i) Segment results (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation	
	2005	2004
Property		
Property sales	**1,390**	354
Rental income	**323**	269
	1,713	623
Other businesses	**457**	518
Profit from operations	**2,170**	1,141
Finance costs	**(147)**	(169)
Profit before taxation	**2,023**	972

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2005	2004
Property		
Property sales	**5,016**	2,755
Rental income	**4,063**	3,998
	9,079	6,753
Hotel operation	**264**	227
Telecommunications	**324**	492
Other businesses	**1,236**	1,113
Other revenue	**618**	633
Unallocated administrative expenses	**(526)**	(492)
Net finance costs — Group	**(245)**	(172)
— Associates and jointly controlled entities	**(147)**	(169)
Profit on disposal of long-term investments less impairment	**1,858**	100
Profit before taxation	**12,461**	8,485
Taxation	**(1,861)**	(1,285)
Minority interests	**(229)**	(277)
Profit attributable to shareholders	**10,371**	6,923

(Expressed in millions of Hong Kong dollars)

2. Segment Information (cont'd)

(ii) Assets and liabilities

The Group's assets and liabilities by business segments are analysed as follows:

	The Company and Subsidiaries	Associates and Jointly Controlled Entities	Total Assets	Total Liabilities
At 30 June 2005				
Property				
Development	**38,224**	**3,141**	**41,365**	**(4,475)**
Investment	**99,253**	**14,822**	**114,075**	**(1,445)**
	137,477	**17,963**	**155,440**	**(5,920)**
Hotel operation	**5,277**	**—**	**5,277**	**(65)**
Telecommunications	**2,557**	**—**	**2,557**	**(977)**
Other businesses	**10,100**	**3,110**	**13,210**	**(1,519)**
	155,411	**21,073**	**176,484**	**(8,481)**
Long-term investments			**5,971**	**—**
Short-term investments			**2,428**	**—**
Bank balances and deposits			**6,519**	**—**
Bank and other borrowings			**—**	**(23,066)**
Unallocated corporate assets/(liabilities)			**544**	**(1,916)**
Taxation			**—**	**(3,114)**
Deferred taxation			**—**	**(1,604)**
Total assets/(liabilities)			**191,946**	**(38,181)**
At 30 June 2004				
Property				
Development	31,565	3,672	35,237	(3,581)
Investment	91,157	12,204	103,361	(1,320)
	122,722	15,876	138,598	(4,901)
Hotel operation	4,893	—	4,893	(65)
Telecommunications	2,425	—	2,425	(934)
Other businesses	5,012	5,177	10,189	(1,345)
	135,052	21,053	156,105	(7,245)
Long-term investments			6,617	—
Short-term investments			1,318	—
Bank balances and deposits			7,207	—
Bank and other borrowings			—	(19,948)
Unallocated corporate assets/(liabilities)			581	(2,091)
Taxation			—	(2,971)
Deferred taxation			—	(1,393)
Total assets/(liabilities)			171,828	(33,648)

Less than ten per cent of the Group's assets are situated outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. Segment Information (cont'd)

(ii) Assets and liabilities (cont'd)

The Group's depreciation and capital expenditure by business segments are analysed as follows:

	Depreciation		Capital Expenditure	
	2005	2004	**2005**	2004
Property				
Development	**3**	3	**9,112**	2,584
Investment	**2**	7	**1,741**	1,470
	5	10	**10,853**	4,054
Hotel operation	**2**	2	**40**	29
Telecommunications	**457**	412	**695**	680
Other businesses	**302**	186	**50**	49
Unallocated corporate assets	**5**	6	**4**	2
	771	616	**11,642**	4,814

In addition to the above capital expenditure, the Group also acquired interest in subsidiaries as explained in note 29 (b).

3. Net Finance Costs

	2005	2004
Interest expenses on		
Bank loans and overdrafts	**357**	205
Other loans wholly repayable within five years	**86**	65
Other loans not wholly repayable within five years	**8**	29
	451	299
Less: Portion capitalized	**(123)**	(86)
	328	213
Interest income on bank deposits	**(83)**	(41)
	245	172

Interest is capitalized at an average annual rate of approximately 1.6 per cent (2004: 1.1 per cent).

Notes to the Financial Statements

(Expressed in millions of Hong Kong dollars)

4. Profit on Disposal of Long-Term Investments Less Impairment

	2005	2004
Profit on disposal of interests in jointly controlled entities (Note)	**1,649**	—
Profit on disposal of long-term investments	**300**	156
Impairment of long-term investments	**(91)**	(56)
	1,858	100

Note:
This includes a profit of HK$1,417 million on the disposal of the Group's investment in Asia Container Terminals Holdings Limited.

5. Profit before Taxation

	2005	2004
Profit before taxation is arrived at after charging:		
Cost of properties sold	**6,049**	7,060
Cost of other inventories sold	**955**	849
Depreciation	**771**	616
Impairment of goodwill	**1**	17
Staff costs (including directors' emoluments and retirement schemes contributions)	**2,199**	2,039
Auditors' remuneration	**8**	8
Loss on disposal of other fixed assets	**8**	13
and crediting:		
Discount on acquisition	**2**	—
Dividend income from:		
listed investments	**67**	45
unlisted investments	**20**	51
Interest income from:		
listed debt securities	**287**	273
unlisted debt securities	**27**	90
Profit on disposal of marketable securities	**18**	33
Net holding gain on marketable securities	**136**	4

(Expressed in millions of Hong Kong dollars)

6. Directors' Emoluments and Five Highest Paid Individuals

The aggregate amounts of emoluments paid and payable to directors of the Company during the year are as follows:

Name of director	Fees	Salaries, allowances and benefits	Discretionary Bonuses	Retirement scheme contributions	2005 Total emoluments	2004 Total emoluments
Executive Directors						
Kwok Ping-sheung, Walter	**0.08**	**1.57**	**0.06**	**0.15**	**1.86**	1.77
Kwok Ping-kwong, Thomas	**0.07**	**1.49**	**0.06**	**0.14**	**1.76**	1.68
Kwok Ping-luen, Raymond	**0.18**	**1.54**	**0.06**	**0.14**	**1.92**	1.84
Chan Kai-ming	**0.04**	**2.43**	**3.15**	**0.22**	**5.84**	4.50
Chan Kui-yuen, Thomas	**0.06**	**1.74**	**5.17**	**0.16**	**7.13**	1.93
Kwong Chun	**0.04**	**1.72**	**1.50**	**–**	**3.26**	3.13
Wong Yick-kam, Michael	**0.26**	**2.47**	**3.65**	**0.23**	**6.61**	3.94
Wong Chik-wing, Mike	**0.04**	**8.37**	**3.30**	**0.58**	**12.29**	7.63
Non-Executive Directors						
Lee Shau-kee	**0.05**				**0.05**	0.05
Woo Po-shing	**0.04**				**0.04**	0.04
Li Ka-cheung, Eric	**0.39**				**0.39**	–
Kwan Cheuk-yin, William	**0.04**				**0.04**	0.39
Lo Chiu-chun, Clement	**0.19**				**0.19**	0.20
Law King-wan	**0.04**				**0.04**	0.04
Independent Non-Executive Directors						
Chung Sze-yuen	**0.44**				**0.44**	0.39
Fung Kwok-king, Victor	**0.04**				**0.04**	0.04
Yip Dicky Peter	**0.34**				**0.34**	–
Wong Yue-chim, Richard	**0.04**				**0.04**	–
Past Director						
So Hing-woh, Victor	**–**				**–**	3.80
Total 2005	**2.38**	**21.33**	**16.95**	**1.62**	**42.28**	31.37
Total 2004	1.96	21.08	6.92	1.41		

The above analysis included three (2004: three) individuals whose emoluments were among the five highest pay in the Group. Details of the emoluments paid to the remaining two (2004: two) individuals are:

	2005	2004
Salaries, allowances and benefits in kind	**10.17**	9.76
Discretionary bonus	**9.15**	5.33
Retirement scheme contributions	**0.36**	0.51
	19.68	15.60

(Expressed in millions of Hong Kong dollars)

6. Directors' Emoluments and Five Highest Paid Individuals (cont'd)

Number of employees whose emoluments fell within:

	2005	2004
Emoluments Band HK$M — HK$M	**Number of Employees**	Number of Employees
4.0 — 4.5	**–**	1
7.0 — 7.5	**1**	–
11.0 — 11.5	**–**	1
12.0 — 12.5	**1**	–
	2	2

7. Staff Retirement Schemes

The Group operates a number of defined contribution schemes for all qualified employees. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from five per cent to ten per cent on the employees' salary.

With effect from 1 December 2000, the Group sets up an employer sponsored scheme ("MPF Scheme") for other employees. The MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in independently administered funds. Pursuant to the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the scheme at specific rates. Contributions of the Group to the MPF Scheme are charged to profit and loss account as incurred.

Total contributions to the retirement schemes made by the Group during the year amounted to HK$118 million (2004: HK$114 million). Forfeited contributions for the year of HK$9 million (2004: HK$10 million) were used to reduce the existing level of contributions.

(Expressed in millions of Hong Kong dollars)

8. Taxation

	2005	2004
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**1,296**	1,032
(Over)/under provision in prior years	**(2)**	19
	1,294	1,051
China income tax	**13**	5
	1,307	1,056
Deferred taxation		
Origination and reversal of temporary differences	**236**	53
Under provision in prior years	**4**	—
	240	53
	1,547	1,109
Share of taxation		
Associates	**74**	94
Jointly controlled entities	**240**	82
	1,861	1,285

(a) Hong Kong profits tax is provided at the rate of 17.5 per cent (2004: 17.5 per cent) based on the estimated assessable profits for the year. China income tax is calculated at the rates applicable in China.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rate:

	2005	2004
Profit before share of profit and loss of associates, jointly controlled entities and taxation	**10,438**	7,513
Tax at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**1,827**	1,315
Effect of change in tax rate and different tax rate of subsidiaries operating outside Hong Kong	**1**	11
Net effect of non-deductible expenses and non-taxable revenue	**(154)**	(127)
Utilization/recognition of tax losses not previously recognized	**(166)**	(141)
Tax losses and other temporary differences not recognized	**27**	9
Under provision in prior years	**2**	19
Others	**10**	23
	1,547	1,109
Share of taxation of associates	**74**	94
Share of taxation of jointly controlled entities	**240**	82
Tax expenses	**1,861**	1,285

(Expressed in millions of Hong Kong dollars)

9. Dividends

	2005	2004
Interim dividend of HK$0.70 per share based on 2,401 million shares (2004: HK$0.60 per share based on 2,401 million shares) paid	**1,680**	1,441
Proposed final dividend of HK$1.50 per share based on 2,401 million shares (2004: HK$1.05 per share based on 2,401 million shares)	**3,602**	2,521
	5,282	3,962

10. Earnings Per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$10,371 million (2004: HK$6,923 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,400,982,551 (2004: 2,400,917,592). The diluted earnings per share is based on 2,401,089,118 (2004: 2,400,961,425) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 106,567 (2004: 43,833) shares deemed to be issued at no consideration if all outstanding options had been exercised.

(Expressed in millions of Hong Kong dollars)

11. Fixed Assets

	Investment Properties	Hotel Properties	Properties under Development	Other Properties	Network Equipment	Toll Road	Other Fixed Assets	Total
The Group								
(a) Movement during year								
Cost or valuation								
At beginning of year	78,726	4,810	10,819	2,434	2,193	—	1,900	100,882
Acquired on acquisition of subsidiaries	—	—	—	—	—	5,268	11	5,279
Additions	213	33	1,528	—	630	—	130	2,534
Transfer in	3,624	56	212	—	—	—	—	3,892
Disposals	(1,180)	—	—	—	(94)	—	(78)	(1,352)
Transfer out	(56)	—	(3,596)	—	—	—	—	(3,652)
Revaluation surplus	7,323	291	—	—	—	—	—	7,614
At end of year	88,650	5,190	8,963	2,434	2,729	5,268	1,963	115,197
Accumulated depreciation								
At beginning of year	—	—	—	645	359	—	1,039	2,043
Charge for the year	—	—	—	77	396	128	170	771
Disposals	—	—	—	—	(88)	—	(73)	(161)
At end of year	—	—	—	722	667	128	1,136	2,653
Net book value at 30/6/2005	**88,650**	**5,190**	**8,963**	**1,712**	**2,062**	**5,140**	**827**	**112,544**
Net book value at 30/6/2004	78,726	4,810	10,819	1,789	1,834	—	861	98,839
(b) Basis of book value								
2005 professional valuation	88,650	5,190	—	—	—	—	—	93,840
Cost	—	—	8,963	2,434	2,729	5,268	1,963	21,357
	88,650	**5,190**	**8,963**	**2,434**	**2,729**	**5,268**	**1,963**	**115,197**

(Expressed in millions of Hong Kong dollars)

11. Fixed Assets (cont'd)

(c) Net book value of properties shown above comprises:

	2005	2004
Land in Hong Kong held under		
Long lease (not less than 50 years)		
Investment properties	**19,403**	18,198
Hotel properties	**1,780**	1,620
Properties under development	**377**	—
Other properties	**417**	430
	21,977	20,248
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**67,032**	58,562
Hotel properties	**3,410**	3,190
Properties under development	**8,000**	10,411
Other properties	**1,295**	1,359
	79,737	73,522
Land outside Hong Kong held under		
Long lease (not less than 50 years)		
Investment properties	**577**	585
Properties under development	**586**	408
	1,163	993
Medium-term lease (less than 50 years but not less than ten years)		
Investment properties	**1,638**	1,381
	104,515	96,144

(d) Investment properties and hotel properties revaluation
The Group's investment properties and hotel properties have been revalued as at 30 June 2005 by Messrs. Knight Frank and Chesterton Petty, Chartered Surveyors on an open market value basis.

(e) Gross rental receivable from and profit on disposal of the Group's investment properties during the year amounted to HK$4,761 million (2004: HK$4,664 million) and HK$804 million (2004: loss of HK$71 million), respectively.

(f) The carrying amount of properties under development as at 30 June 2005 included interest capitalized in the amount of HK$666 million (2004: HK$1,077 million).

(Expressed in millions of Hong Kong dollars)

12. Subsidiaries

The Company

	2005	2004
Unlisted shares, at cost	**30,074**	30,074

Particulars regarding principal subsidiaries are set out on pages 151 to 154.

13. Associates

The Group

	2005	2004
Share of net assets		
Listed in Hong Kong	**1,272**	1,300
Unlisted	**458**	388
Amounts due from associates	**567**	893
	2,297	2,581
Market value of Hong Kong listed shares	**5,864**	4,910

Particulars regarding principal associates are set out on page 156.

14. Jointly Controlled Entities

	2005		2004	
	The Group	**The Company**	The Group	The Company
Share of net assets, unlisted	**4,309**		1,573	
Amounts due from jointly controlled entities	**14,467**	**1**	16,899	1
	18,776	**1**	18,472	1

Particulars regarding principal jointly controlled entities are set out on page 155.

Notes to the Financial Statements

(Expressed in millions of Hong Kong dollars)

15. Long-term Investments

	2005		2004	
	The Group	**The Company**	The Group	The Company
Listed held-to-maturity debt securities, overseas	**3,876**	**–**	4,249	–
Listed held-to-maturity debt securities, Hong Kong	**116**	**–**	95	–
Unlisted held-to-maturity debt securities	**707**	**–**	901	–
Listed equity securities, overseas	**102**	**–**	163	–
Listed equity securities, Hong Kong	**760**	**–**	784	–
Unlisted equity securities	**404**	**–**	393	–
	5,965	**–**	6,585	–
Amounts due from investee companies	**6**	**–**	32	–
	5,971	**–**	6,617	–
Market value				
Listed overseas	**4,514**	**–**	4,986	–
Listed in Hong Kong	**1,238**	**–**	902	–
	5,752	**–**	5,888	–

16. Loan Receivables

The Group

	2005	2004
Mortgage loan receivables	**1,629**	1,612
Less: Amount due within one year included under current assets	**(51)**	(67)
	1,578	1,545

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date.

17. Stocks

The Group

	2005	2004
Properties under development for sale	**15,566**	16,875
Stock of completed properties for sale	**4,415**	3,100
Materials	**271**	178
	20,252	20,153

The amount of the above stocks that are carried at net realizable value was HK$1,124 million (2004: HK$1,056 million).

(Expressed in millions of Hong Kong dollars)

18. Trade and Other Receivables

		2005		2004	
	Note	**The Group**	**The Company**	The Group	The Company
Debtors, deposits and prepayments		**4,374**	**24**	4,295	24
Amounts due from customers for contract works	18a	**76**	**–**	140	–
Short-term loans		**106**	**–**	246	–
		4,556	**24**	4,681	24

Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables of the Group are trade debtors of HK$2,897 million (2004: HK$2,942 million), of which 89 per cent aged less than 60 days, three per cent between 61 to 90 days and eight per cent more than 90 days (2004: 90 per cent, two per cent and eight per cent, respectively).

18a. Amounts due from/(to) customers for contract works

The Group

	Note	**2005**	2004
Contract costs incurred plus recognized profits less recognized losses		**2,099**	2,997
Less: Progress billings		**(2,042)**	(2,958)
		57	39
Represented by:			
Due from customers included in current assets	18	**76**	140
Due to customers included in current liabilities	22	**(19)**	(101)
		57	39

19. Short-term Investments

The Group

	2005	2004
Marketable securities		
Equity securities, at market value		
Listed in Hong Kong	**747**	669
Listed overseas	**25**	17
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed overseas (Market value: HK$1,586 million (2004: HK$408 million))	**1,576**	403
Unlisted	**80**	229
	2,428	1,318

(Expressed in millions of Hong Kong dollars)

20. Bank Balances and Deposits

The Group

	2005	2004
Bank deposits	**5,915**	6,824
Bank balances and cash	**604**	383
	6,519	7,207

21. Bank and Other Borrowings

The Group

	Note	**2005**	2004
Unsecured bank overdrafts		**59**	58
Non-current bank and other borrowings due within one year	23	**1,546**	1,020
		1,605	1,078

22. Trade and Other Payables

		2005		2004	
	Note	**The Group**	**The Company**	The Group	The Company
Creditors and accrued expenses		**9,653**	**213**	8,458	213
Amounts due to customers for contract works	18a	**19**	**–**	101	–
		9,672	**213**	8,559	213

Included in trade and other payables of the Group are trade creditors of HK$656 million (2004: HK$625 million), of which 65 per cent aged less than 60 days, two per cent between 61 to 90 days and 33 per cent more than 90 days (2004: 50 per cent, five per cent and 45 per cent, respectively).

(Expressed in millions of Hong Kong dollars)

23. Bank and Other Borrowings

The Group

	Note	2005	2004
Secured bank loans repayable			
Within one year		**279**	–
After one year, but within two years		**307**	–
After two years, but within five years		**1,723**	–
After five years		**–**	–
		2,309	–
Unsecured bank loans repayable			
Within one year		**565**	220
After one year, but within two years		**3,088**	2,522
After two years, but within five years		**14,359**	9,662
After five years		**–**	4,000
		18,012	16,404
Other unsecured loans repayable			
Within one year		**702**	800
After one year, but within two years		**650**	702
After two years, but within five years		**1,184**	1,350
After five years		**150**	634
		2,686	3,486
		23,007	19,890
Less: Amount due within one year included under current liabilities	21	**(1,546)**	(1,020)
		21,461	18,870

(a) Secured bank loans related to bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited which are secured by way of legal charges over its assets and business undertakings.

(b) The above other unsecured loans are repayable on various dates up to July 2012 at commercial market rates.

(Expressed in millions of Hong Kong dollars)

24. Deferred Taxation

The Group

	2005	2004
Deferred tax assets	**(254)**	(105)
Deferred tax liabilities	**1,858**	1,498
	1,604	1,393

The components of deferred tax assets and liabilities recognized in the consolidated balance sheet and the movements during the year are as follows:

	Accelerated tax depreciation	**Revaluation of properties**	**Provisions**	**Tax Losses**	**Others**	**Total**
At 1 July 2003	959	91	17	(167)	14	914
Charged/(credited) to profit and loss account	142	—	2	6	(97)	53
Charged to reserves	—	426	—	—	—	426
At 30 June 2004 and 1 July 2004	1,101	517	19	(161)	(83)	1,393
On acquisition of subsidiaries	**400**	**—**	**—**	**(586)**	**—**	**(186)**
Charged/(credited) to profit and loss account	**231**	**—**	**5**	**(23)**	**27**	**240**
Charged to reserves	**—**	**157**	**—**	**—**	**—**	**157**
At 30 June 2005	**1,732**	**674**	**24**	**(770)**	**(56)**	**1,604**

At the balance sheet date, the Group has unrecognized tax losses and deductible temporary differences of HK$5,028 million (2004: HK$5,404 million), of which HK$94 million (2004: HK$117 million) will expire at various dates up to 2010. Recognition of these unrecognized tax losses depends on future taxable profits available and losses agreed with the relevant tax authorities.

(Expressed in millions of Hong Kong dollars)

25. Minority Interests

The Group

	2005	2004
Share of capital and reserves in subsidiaries	**2,202**	2,313
Amounts due to minority shareholders	**1,411**	628
	3,613	2,941

26. Share Capital

	2005 Number of Shares in Million	2005 Amount	2004 Number of Shares in Million	2004 Amount
Authorized:				
Ordinary shares of $0.50 each				
At beginning and end of year	**2,900**	**1,450**	2,900	1,450
Issued and fully paid:				
Ordinary shares of $0.50 each				
At beginning of year	**2,401**	**1,201**	2,401	1,201
96,000 (2004: 24,000) shares issued on exercise of share options	**–**	**–**	–	–
At end of year	**2,401**	**1,201**	2,401	1,201

27. Share Option Scheme

The Company has a share option scheme which was adopted on 5 December 2002 ("the New Scheme") to replace a former scheme previously adopted on 20 November 1997 ("the Old Scheme"), whereby the directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company. Details of the share option schemes are set out in the Directors' Report on pages 91 to 92.

The Old Scheme

Upon the termination of the Old Scheme, no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. At 30 June 2005, the number of shares in respect of which options had been granted and remained outstanding was 1,842,000 (2004: 2,760,000), representing 0.08 per cent (2004: 0.11 per cent) of the shares of the Company in issue at that date.

The New Scheme

The New Scheme was adopted by the Company in order to comply with the new requirements under Chapter 17 of the Listing Rules. No option shares have been granted to any person since its adoption.

(Expressed in millions of Hong Kong dollars)

27. Share Option Scheme (cont'd)

(i) Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the year are as follows:

			Number of Share Options				
Date of Grant	**Exercise Price**	**Exercisable Period**	**At 1 July 2004**	**Granted During the Year**	**Exercised During the Year**	**Lapsed During the Year**	**At 30 June 2005**
15 February 2000	**HK$70**	**15.2.2001 to 14.2.2005**	**810,000**	**–**	**–**	**(810,000)**	**–**
16 July 2001	**HK$70**	**16.7.2002 to 15.7.2006**	**1,950,000**	**–**	**(96,000)**	**(12,000)**	**1,842,000**
			2,760,000	**–**	**(96,000)**	**(822,000)**	**1,842,000**

			Number of Share Options				
Date of Grant	**Exercise Price**	**Exercisable Period**	**At 1 July 2003**	**Granted During the Year**	**Exercised During the Year**	**Lapsed During the Year**	**At 30 June 2004**
15 February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	–	–	–	810,000
16 July 2001	HK$70	16.7.2002 to 15.7.2006	2,010,000	–	(24,000)	(36,000)	1,950,000
			2,820,000	–	(24,000)	(36,000)	2,760,000

(ii) Details of share options exercised during the year ended 30 June 2005 are as follows:

Exercise Date	**Exercise Price**	**Market Value per Share at Exercise Date**	**Number of Share Options**	**Proceeds Received**
29 November 2004	HK$70	HK$79.00	36,000	3
29 December 2004	HK$70	HK$77.25	24,000	1
5 January 2005	HK$70	HK$74.00	36,000	3
			96,000	**7**

Details of share options exercised during the year ended 30 June 2004 are as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
27 January 2004	HK$70	HK$78.50	24,000	2

(Expressed in millions of Hong Kong dollars)

28. Share Premium and Reserves

	2005		2004	
	The Group	**The Company**	The Group	The Company
Share premium				
At beginning of year	**17,002**	**17,002**	17,000	17,000
Premium arising from exercise of share options	**7**	**7**	2	2
At end of year	**17,009**	**17,009**	17,002	17,002
Capital reserve				
At beginning of year	**766**	**5,281**	766	5,281
Goodwill adjustments	**(19)**	**–**	–	–
At end of year	**747**	**5,281**	766	5,281
Property revaluation reserves				
At beginning of year	**48,992**	**–**	37,490	–
Surplus on revaluation of properties held by subsidiaries attributable to the Group				
– Investment properties	**7,236**	**–**	10,556	–
– Hotel properties	**291**	**–**	314	–
(Surplus)/deficit realized on disposal of investment properties held by subsidiaries	**(266)**	**–**	35	–
Share of surplus on revaluation of investment properties held by jointly controlled entities	**1,600**	**–**	979	–
Share of surplus on revaluation of investment properties held by associates	**28**	**–**	15	–
Deferred tax charged	**(130)**	**–**	(397)	–
At end of year	**57,751**	**–**	48,992	–
Exchange reserve				
At beginning of year	**10**	**–**	7	–
Exchange difference arising on translation of financial statements of				
– Subsidiaries	**(3)**	**–**	2	–
– Jointly controlled entities	**(1)**	**–**	1	–
At end of year	**6**	**–**	10	–
Retained profits				
At beginning of year	**64,747**	**59,242**	61,786	59,094
Profit attributable to shareholders	**10,371**	**6,403**	6,923	4,110
Interim dividend paid	**(1,680)**	**(1,680)**	(1,441)	(1,441)
Proposed final dividend	**(3,602)**	**(3,602)**	(2,521)	(2,521)
At end of year	**69,836**	**60,363**	64,747	59,242
Total share premium and reserves	**145,349**	**82,653**	131,517	81,525

At the balance sheet date, retained profits of the Group included HK$1,066 million (2004: HK$1,036 million) retained by associates and losses of HK$155 million (2004: losses of HK$1,437 million) retained by jointly controlled entities. Distributable reserves of the Company as at 30 June 2005 including the proposed dividends amounted to HK$63,965 million (2004: HK$61,763 million).

Notes to the Financial Statements

(Expressed in millions of Hong Kong dollars)

29. Notes to Consolidated Cash Flow Statement

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2005	2004
Profit from operations	**8,825**	7,585
Depreciation	**771**	616
Discount on acquisition	**(2)**	–
Impairment of goodwill	**1**	17
(Profit)/loss on disposal of investment properties	**(804)**	71
Loss on disposal of other fixed assets	**8**	13
Dividends received from investments	**(87)**	(96)
Interest income	**(345)**	(407)
Exchange difference	**4**	(26)
Operating profit before changes in working capital	**8,371**	7,773
Decrease in stocks	**3,301**	3,769
Decrease/(increase) in trade and other receivables	**55**	(1,380)
Increase in marketable securities	**(86)**	(235)
(Decrease)/increase in trade and other payables	**(76)**	516
Decrease in deposits received on sale of properties	**(52)**	(1,122)
Cash generated from operations	**11,513**	9,321

(b) Purchase of subsidiaries

In January 2005, the Group acquired an additional 20% interest in Route 3 (CPS) Company Limited raising its total interest to 70%. In May 2005, the Group acquired 100% interest in Seiyu (Shatin) Company Limited. A total sum of HK$260 million was paid by the Group for these acquisitions.

The effects on the Group's results from these subsidiaries acquired is immaterial.

If the acquisitions had been completed on 1 July 2004, total group revenue for the year would have been HK$23,659 million, and profit attributable to shareholders for the year would have been HK$10,439 million.

(Expressed in millions of Hong Kong dollars)

29. Notes to Consolidated Cash Flow Statement (cont'd)

(b) Purchase of subsidiaries (cont'd)

	2005 Book Value	2005 Fair Value	2004
Net assets acquired:			
Deferred tax assets	**67**	**187**	–
Fixed assets	**5,852**	**5,279**	–
Stocks	**22**	**22**	–
Trade and other receivables	**18**	**18**	–
Cash and bank balances	**166**	**166**	–
Trade and other payables	**(178)**	**(178)**	–
Bank and other borrowings	**(2,689)**	**(2,689)**	
Deferred tax liabilities	**(1)**	**(1)**	–
Minority interests	**(1,017)**	**(847)**	–
	2,240	**1,957**	–
Less:			
Interest in jointly controlled entities		**(1,695)**	–
Discount on acquisition		**(2)**	–
		260	–
Satisfied by:			
Cash paid		**260**	–
Analysis of net cash inflow in respect of the purchase of subsidiaries:			
Cash consideration paid		**260**	–
Cash and bank balances acquired		**(166)**	–
		94	–

(c) Analysis of the balances of cash and cash equivalents at end of year

	2005	2004
Bank deposits	**5,915**	6,824
Bank balances and cash	**604**	383
Bank overdrafts	**(59)**	(58)
	6,460	7,149
Less: pledged bank deposits	**(328)**	(326)
	6,132	6,823

(Expressed in millions of Hong Kong dollars)

30. Jointly Controlled Assets

At the balance sheet date, the aggregate amounts of assets and liabilities recognized in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2005	2004
Investment properties	**5,620**	5,340
Land pending development	**126**	132
Land under development	**10**	—
Stocks of completed properties for sale	**150**	151
	5,906	5,623
Trade and other payable	**203**	235

31. Related Party Transactions

During the year, the Group undertook various transactions with related parties for provision of finance, lease of premises, purchasing of goods and rendering of certain services related to property construction, management and marketing activities. The following is a summary of significant transactions between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates		**Jointly controlled entities**	
	2005	2004	**2005**	2004
Interest income	**1**	5	**44**	65
Rental income	**6**	6	**3**	3
Rental expenses	**—**	—	**14**	17
Other revenue from services rendered	**314**	211	**304**	322
Purchase of goods and services	**—**	—	**196**	198

The outstanding balances with associates and jointly controlled entities at the balance sheet date were disclosed in notes (13) and (14).

(Expressed in millions of Hong Kong dollars)

32. Contingent Liabilities and Commitments

The Group

At the balance sheet date, the Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

		2005	2004
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**5,038**	3,015
	Authorized but not contracted for	**450**	746
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**83**	129
(c)	Group's share of capital commitments of joint ventures:		
	Contracted but not provided for	**337**	852
	Authorized but not contracted for	**44**	271

(d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$4,192 million (2004: HK$4,705 million) and other guarantees of HK$313 million (2004: HK$152 million).

The Company

At the balance sheet date, the Company had contingent liabilities, not included in the Company's financial statements, in respect of guarantees for bank and other borrowings drawn by:

	2005	2004
Subsidiaries	**20,674**	19,703
Jointly controlled entities	**4,192**	4,401
	24,866	24,104

33. Operating Lease

At the balance sheet date, the future aggregate minimum lease income receivable by the Group under non-cancellable operating leases for land and buildings is analysed as follows:

	2005	2004
Not later than one year	**3,791**	3,581
Later than one year but not later than five years	**3,208**	2,676
Later than five years	**199**	65
	7,198	6,322

(Expressed in millions of Hong Kong dollars)

33. Operating Lease (cont'd)

At the balance sheet date, the future aggregate minimum lease charges payable by the Group under non-cancellable operating leases is analysed as follows:

	2005	2004
Not later than one year	**275**	212
Later than one year but not later than five years	**182**	145
Later than five years	**10**	14
	467	371

34. Financial Instruments

At the balance sheet date, the Group had outstanding interest rate swaps (to swap fixed rate into floating rate debt) and currency swap (to hedge principal repayment of USD debt) analysed as follows:

	Notional Principal amount	
	2005	2004
Interest rate swaps maturing		
— Less than one year	**–**	800
— One to five years	**1,500**	1,250
— After five years	**150**	400
	1,650	2,450
Currency swap maturing		
— One to five years	**234**	–
— After five years	**–**	234
	234	234

Counterparties to swap transactions are reputable international financial institutions with strong credit ratings. The Group has established treasury policies and control procedures to assess and monitor the counterparty limits and exposure. The Group does not consider that it has any significant exposure to any individual counterparty, nor does it anticipate non-performance by any of its counterparties.

35. Charges of Assets

At the balance sheet date, certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, in the aggregate amount of HK$328 million (2004: HK$326 million) have been pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

At the balance sheet date, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book amount of approximately HK$5,230 million (including bank balance of HK$6 million) have been charged to secure its bank borrowings (2004: nil).

36. Comparative Figures

Certain comparative figures have been restated to conform with the current year's presentation.

37. Approval of Financial Statements

The financial statements set out on pages 115 to 156 were approved by the board of directors on 15 September 2005.

Principal Subsidiaries

The directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the list following contains only the particulars of subsidiaries which principally affect the profit and loss account or assets of the Group. A complete list of all the subsidiaries will be annexed to the Company's 2005 annual return.

Unless otherwise stated, all principal subsidiaries are incorporated and operating in Hong Kong and unlisted.

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
SUNeVision Holdings Ltd. (Listed in Hong Kong)	2	84.83	IT infrastructure & internet services investment	202,673,083
SmarTone Telecommunications Holdings Limited (Listed in Hong Kong)	4	52.22	Mobile telephone system operation	582,791,428
Sun Hung Kai Real Estate Agency Limited		100	General management & agency	1,000,000
New Town (N.T.) Properties Limited		100	Investment holding	2,287,659,338
Hung Kai Finance Company Limited		100	Registered deposit-taking company	100,000,200
Fidelity Finance Company Limited		100	Finance	200
Honour Finance Company Limited		100	Finance	500,000
Sun Hung Kai Properties (Financial Services) Limited		100	Finance	100,000
Sun Hung Kai Properties Insurance Limited		100	General insurance	75,000,000
Honour Securities Company Limited		100	Share broking	6,000,000
Sun Hung Kai Architects and Engineers Limited		100	Architectural & engineering	350,000
Sanfield Building Contractors Limited		100	Building construction	10,200,000
Everlight Engineering Company Limited		100	Fire prevention & mechanical engineering	50,000
Aegis Engineering Company Limited		100	Plant and machine hire	100,000
Hong Yip Service Company Limited		100	Property & facility management	100,000
Kai Shing Management Services Limited		100	Property & facility management	10,000
Mantegna Investment Company Limited	1	100	Hotel ownership	10,000,000
New Town Serviced Apartment Management Company Limited		100	Furnished apartment management	200
Royaltelle International Limited		100	Hotel management	2
Able Smart Assets Limited	1	100	Property investment	US$1
Additech Ltd.	1	100	Property investment	US$1
Addpower Properties Limited	1	100	Property investment	US$1
Airport Freight Forwarding Centre Company Limited		100	Freight forwarding centre	100
Amglo Master Ltd.	1	100	Property investment	US$1
Annadale Development Limited		100	Property development	2
Antanpark Limited	1	100	Property investment	US$1
Antinio Investments Limited	1	100	Property investment	US$1
Artsland Properties Investment Ltd.	1	100	Property investment	US$1
Asiaford Limited	1	100	Property development	US$1
Banodale Limited		100	Property development	2
Barnard Enterprises Limited	1	75	Property investment	US$100
Beauty Marble Investment Limited		100	Property investment	2
Best Winners Limited	1	100	Property investment	US$1

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Billboss Limited	1	100	Property investment	US$1
Billion Mix Limited		100	Property investment	2
Branhall Investments Limited	1	100	Property investment	40,000,000
Cheerlord Investment Ltd.	1	100	Property investment	US$1
Cherry Land Company Limited		100	Property investment	1,500,000
Citimind Limited		70	Property investment	100
City Lion Company Limited	1	100	Property investment	US$1
City Success Limited		100	Property development and investment	2
Deporte Limited	1	100	Property investment	US$1
Dictado Company Limited		100	Property investment	200
Dipende Limited	1	100	Property investment	US$1
Donora Company Limited		100	Property development	2
Entero Company Limited		100	Property investment	200
Ever Channel Limited		100	Property investment	2
Ever Fast Limited		100	Property development and investment	2
Excel Elite Assets Limited	1	100	Property investment	US$1
Excellent Chance Limited	1	100	Property investment	US$1
Far Fortune Investment Limited		100	Property investment	2
First Gain Assets Limited	1	100	Property investment	US$1
Firstmax Limited		100	Property investment	2
Forever Glory Investments Limited	1	100	Property investment	US$1
Fortune Honor Limited		100	Property investment	2
Fortune Yield Investment Limited		100	Property investment	2
Full Market Limited		100	Property investment	2
Garudia Limited		100	Property investment	2
Getherich Ltd.	1	100	Property investment	US$1
Glad Point Limited		100	Property development	2
Golden Square Properties Enterprises Limited	1	100	Property investment	1,000,000
Goldland Limited	1	100	Property investment	US$1
Grand Kosky Ltd.	1	100	Property investment	US$1
Grumete Company Limited		100	Property development	200
Harbour Vantage Limited		100	Property development	2
Harsco Limited		100	Property development	2
Head Master Assets Limited	1	100	Property investment	US$1
Henca Limited	1	100	Property investment	US$1
Hintline Investments Limited		100	Property development	5,000
Honenberg Limited		100	Property investment	2
Hong Kong Business Aviation Centre Limited	5	35	Business Aviation Centre	1,000,000
Honour Futures Limited		100	Commodities dealing	7,000,000
Hopley International Limited	1	100	Property investment	US$1
Hung Kai Finance Investment Holding Limited		100	Property investment	200
Jugada Company Limited		100	Property investment	2
Kam Hoi Development Company Limited		66.7	Property development	120,000
Kamchatka Company Limited		100	Property investment	200

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Kartasun Limited		100	Property investment	2
King Skill Limited		100	Property development	2
Kimrose Investments Ltd.	1	100	Property investment	US$1
Laboster Company Limited		100	Property investment	2
Lee Bit Kai Investment Company Limited		100	Property investment	1,000
Little Jewel Ltd.	1	100	Property development	US$1
Long Tesak Company Limited		100	Property investment	100,000
Lonsale Company Limited		100	Property investment	2
Lorient Holdings Ltd.	1	100	Property investment	US$1
Lunalite Company Limited		100	Property investment	2
Luxsky Ltd.	1	100	Property investment	US$1
Manceton Limited		100	Property investment	2
Mighty Choice Assets Limited	1	100	Property investment	US$1
Mindano Limited		100	Property investment	10,000
Morifunn Ltd.	1	100	Property investment	US$1
Moscova Company Limited		100	Property investment	200
New Opportunities Company Limited		60	Property development	100
Nixon Cleaning Company Limited		100	Cleaning service	100,000
Obvio Yip Company Limited		100	Property development, property investment and loan financing	15,000,000,000
Open Step Limited		60	Property investment	10
Pacotilla Company Limited		100	Property investment	200
Parico Fortune Ltd.	1	100	Property investment	US$1
Partner Sino Assets Limited	1	100	Property investment	US$1
Perfect Smart Enterprises Ltd.	1	100	Property investment	US$1
Prelong Limited		100	Property development and investment	2
Profit Richness Limited	1	100	Property investment	US$1
Protasan Limited		100	Property investment	100
Rainforce Limited		100	Property development	2
Rena Holding Limited	1	100	Property investment	US$1
Route 3 (CPS) Company Limited		70	Toll road operation	10,000
Seiyu (Shatin) Company Limited		100	Department store operation	30,000,000
Shubbery Company Limited		100	Property investment	200
Smartland Enterprises Limited		100	Property investment	2
Solar Kingdom Limited		100	Property development and investment	2
Speed Wise Limited		100	Property investment	2
Speedway Assets Limited	1	100	Property investment	US$1
Standard Top Limited		100	Property investment	2
Startrack Company Limited		100	Property investment	200
Sun Carol Company Limited		100	Property investment	200
Sun Hung Kai Properties (Capital Market) Limited	2	100	Finance	US$10
Sun Hung Kai Secretarial Services Limited		100	Secretarial services	200

Principal Subsidiaries

Name	Note	Attributable Equity Interest Held by the Company (%)	Activities	Issued Capital (HK$)
Sun Yuen Long Centre Management Company Limited		87.5	Property investment and management	50,000
Sunfez Company Limited		100	Property investment	200
Suniland Limited		100	Property development and investment	2
Sunrit Enterprises Limited		100	Property investment	4,000,000
Super Sun Limited		100	Property development	2
Supreme Ford Limited		100	Property development	2
Tainam Holdings Limited	1	100	Property investment	US$1
Tamworth Development Limited		100	Property development	2
Ten Choice Development Limited		100	Property investment	2
Tenuta Limited	1	100	Property investment	US$1
Tide Lead Enterprises Limited	1	100	Property development	US$1
Tipro Development Limited		100	Property investment	1,000,000
Tobright Ltd.	1	100	Property development	US$1
Tonthai Investment Enterprises Limited	1	100	Property investment	US$1
Town Descant Company Limited		100	Property investment	200
Treasure On Development Limited		100	Property development and investment	2
Truebright Investments Limited		100	Property development and investment	2
Tsi Mai Company Limited		100	Property investment	200
Tsing Ma Management Limited		66.7	Road management	70,000,000
Uniland Investment Enterprises Limited	1	100	Property investment	US$1
Upper Hill Company Limited	1	100	Property investment	US$1
Vimson Limited	1	100	Property investment	US$1
Virile Investment Enterprises Limited	1	100	Property investment	US$1
Wai Hung Development Company Limited		100	Investment holding and property investment	70,000
Warrior Company Limited		100	Property investment	300
Well Logic Properties Investment Limited	1	100	Property investment	US$1
Wellden Limited		100	Property investment	2
Wilson Parking (Holdings) Limited		100	Investment holding and carpark operation	1,000
Winner Land Enterprises Limited		100	Property investment	2
Wisearn Properties Investment Limited	1	100	Property investment	US$1
Wonder Charm Assets Limited	1	100	Property investment	US$1
WTC (Club) Limited		100	Club management	200
Zarabanda Company Limited		100	Property investment	2
Zindemar Investments Corp.	3	100	Property development	US$2

Notes:
1. Incorporated in the British Virgin Islands.
2. Incorporated in the Cayman Islands.
3. Incorporated in Panama.
4. Incorporated in Bermuda.
5. Indirectly held by the Company.

Principal Jointly Controlled Entities

The directors are of the opinion that a complete list of the particulars of all jointly controlled entities will be of excessive length and therefore the list following contains only the particulars of jointly controlled entities which principally affect the profit and loss account or assets of the Group. A complete list of all jointly controlled entities will be annexed to the Company's 2005 annual return.

Unless otherwise stated, all principal jointly controlled entities are incorporated and operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
+	Altomatic Limited		50	Property investment
#+	Anbok Limited		25	Property development
	Arrowtown Assets Limited	1	49	Property development
#	Beijing Sun Dong An Co. Ltd.	2	50	Property investment
	Cheerjoy Development Limited		35	Property development
#	Dragon Beauty International Limited		50	Property development
#+	Faith & Safe Transportation Limited		50	Mid stream operator
#	First Star Development Limited		50	Property development
+	Glorious Concrete (H.K.) Limited		50	Manufacturers of ready mixed concrete
#+	Green Valley Landfill Limited		20	Landfill waste disposal facility
#+	Hoi Kong Container Services Company Limited		50	Mid stream operator
	IFC Development Limited	1	47.5	Property investment
	Jade Land Resources Limited		25	Property development and investment
	Karnold Way Limited		57.52	Finance
#	Kerry Hung Kai Warehouse (Cheung Sha Wan) Limited		50	Godown operation
	Krimark Investments Limited	1	30	Property development
+	New-Alliance Asset Management (Asia) Limited		50	Investment management services
+	Newfoundworld Holdings Limited		20	Property development and investment
+	Ranny Limited		50	Property investment
#+	River Trade Terminal Co. Ltd.	1	43	River trade terminal
#	Senica International Limited		22.5	Investment holding
#+	South China Transfer Limited		20	Solid waste management and environmental services
	Special Concept Development Limited		25	Property development
+	Splendid Shing Limited		50	Property investment
+	Star Play Development Limited		33.3	Property investment
#+	Sun Logistics Company Limited		50	Logistics services
	Teamfield Property Limited		57.52	Property investment
+	Tinyau Company Limited		50	Property investment
+	Topcycle Development Limited		50	Property development
#+	Uttoxeter Limited		30	Property development
#	Wisdom Choice Investment Limited		40	Property development
#	Wolver Hollow Company Limited		50	Property investment
+	Xipho Development Company Limited		33.3	Property development

\+ The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these jointly controlled entities attributable to the Group amounted to HK$367 million (2004: HK$302 million) and HK$180 million (2004: HK$191 million) respectively.

\# Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Notes: 1. Incorporated in the British Virgin Islands.

2. Incorporated in The People's Republic of China.

Principal Associates

The directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the list following contains only the particulars of associates which principally affect the profit and loss account or assets of the Group. A complete list of all associates will be annexed to the Company's 2005 annual return.

Unless otherwise stated, all principal associates are incorporated and operating in Hong Kong and unlisted.

	Name	Note	Attributable Equity Interest Held by the Company (%)	Activities
#+	The Kowloon Motor Bus Holdings Limited (listed in Hong Kong)	1	33.28	Public transportation
#+	Ranex Investments Limited		29	Property development and investment
#+	The Hong Kong School of Motoring Limited		30	Driving School
#+	Onluck Finance Limited		35.44	Finance
#+	Treasure Peninsula Limited		29	Finance

+ The financial statements of these companies have been audited by firms other than Deloitte Touche Tohmatsu. The aggregate net assets and profits after taxation of these associates attributable to the Group amounted to HK$1,728 million (2004: HK$1,686 million) and HK$336 million (2004: HK$345 million) respectively.

Companies with year ends not co-terminous with that of Sun Hung Kai Properties Limited.

Note: 1. Incorporated in the Bermuda.


www.shkp.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sun Hung Kai Properties Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Sun Hung Kai Properties Limited (the "**Company**") to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 8 December 2005 at noon (the "**Annual General Meeting**") is set out on pages 15 to 17 of this circular.

Whether or not you are able to attend the Annual General Meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

10 October 2005

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

Executive Directors:
KWOK Ping-sheung, Walter *(Chairman & Chief Executive)*
KWOK Ping-kwong, Thomas *(Vice Chairman & Managing Director)*
KWOK Ping-luen, Raymond *(Vice Chairman & Managing Director)*
CHAN Kai-ming
CHAN Kui-yuen, Thomas
KWONG Chun
WONG Yick-kam, Michael
WONG Chik-wing, Mike

Non-Executive Directors:
LEE Shau-kee *(Vice Chairman)*
WOO Po-shing
LI Ka-cheung, Eric
KWAN Cheuk-yin, William
LO Chiu-chun, Clement
LAW King-wan
WOO Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*

Independent Non-Executive Directors:
CHUNG Sze-yuen
FUNG Kwok-king, Victor
Dicky Peter YIP
WONG Yue-chim, Richard

Company Secretary:
LAI Ho-kai, Ernest

Registered Office:
45th Floor
Sun Hung Kai Centre
30 Harbour Road
Hong Kong

10 October, 2005

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE NEW SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

At the annual general meeting of the Company held on 9 December 2004, resolutions were passed giving general mandates to the directors of the Company (the "**Directors**") to allot, issue and deal with the ordinary shares of the Company ("**Shares**") and to exercise the powers of the Company to repurchase its own Shares in accordance with the relevant rules set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Hong Kong Code on Takeovers and Mergers (the "**Takeover Code**") (together the "**Share Repurchase Rules**"). These general mandates will lapse at the conclusion of the forthcoming Annual General Meeting unless renewed at that meeting. Ordinary resolutions will therefore be proposed at the Annual General Meeting to renew the general mandates to allot, issue and deal with Shares and to repurchase Shares.

The purpose of this circular is to provide you with information regarding, inter alia, the proposed general mandates to allot, issue and deal with Shares and to repurchase Shares and the re-election of Directors.

1. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with the Shares (the "**Share Issue Mandate**"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 6 and 7 in the Notice of the Annual General Meeting set out on pages 15 to 17 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company (the "**Articles**") or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "**Share Repurchase Mandate**"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 5 October 2005, the latest practicable date prior to the printing of this circular (the "**Latest Practicable Date**"), the issued share capital of the Company comprised 2,401,147,362 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 240,114,736 Shares.

An explanatory statement as required under the Share Repurchase Rules, giving certain information regarding the Share Repurchase Mandate together with the details of the repurchases of Shares made by the Company during the six months preceding the Latest Practicable Date, are set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by the laws of Hong Kong to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 95 of the Articles, Dr. Li Ka-cheung, Eric and Professor Wong Yue-chim, Richard who were appointed on 11 May 2005, would retire at the forthcoming Annual General Meeting and, being eligible, would offer themselves for re-election. In accordance with Article 104(A) of the Articles, Dr. Lee Shau-kee, Mr. Chan Kui-yuen, Thomas, Mr. Chan Kai-ming, Mr. Kwong Chun, Mr. WongYick-kam, Michael and Mr. Wong Chik-wing, Mike, would retire by rotation at the forthcoming Annual General Meeting and, being eligible, would offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 8 December 2005 at noon is set out on pages 15 to 17 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the Share Issue Mandate, the Share Repurchase Mandate and the re-election of Directors.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in Appendix III to this circular.

A proxy form for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

5. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate, Share Repurchase Mandate and the re-election of Directors to be proposed at the Annual General Meeting are in the best interests of the Company and the shareholders. Accordingly, the Board recommends the shareholders should vote in favour of the resolutions in relation to the above proposals to be proposed at the Annual General Meeting.

Yours faithfully,
KWOK Ping-sheung, Walter
Chairman & Chief Executive

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the memorandum under section 49BA of the Companies Ordinance. References in this statement to "Shares" means shares of all classes in the capital of the Company.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) Shareholders' approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 2,401,147,362 Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued or no Shares are repurchased prior to the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 240,114,736 Shares.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and the shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with the Company's memorandum and articles of association and the laws of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 30 June 2005) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) Share Prices

The monthly highest and lowest prices at which the Shares had traded on the Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2004		
October	75.75	69.75
November	79.75	71.75
December	80.75	75.25
2005		
January	78.25	69.25
February	73.50	70.50
March	73.50	70.50
April	75.00	70.25
May	76.50	72.25
June	77.50	73.25
July	81.30	74.80
August	83.25	77.55
September	83.55	79.00
October (to the Latest Practicable Date)	81.45	79.50

(g) Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Share Repurchase Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) The Takeover Code

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeover Code. Accordingly, a shareholder, or group of shareholders acting in concert, could, depending on the level of increase of shareholding interest, obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or group of shareholders acting in concert who will become obliged to make a mandatory offer as a result of a repurchase of Shares.

(i) Shares purchased by the Company

The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

The following are the particulars of the eight Directors proposed to be re-elected at the Annual General Meeting:

Dr. LI Ka-cheung, Eric
GBS, OBE, JP, LLD, DSocSc., B.A.
Non-Executive Director (Age: 52)

Dr. Eric Li was appointed as a Non-Executive Director in May 2005. Dr. Li is the Senior Partner of Li, Tang, Chen & Co., a well-established certified public accountants firm in Hong Kong. He was a member of Hong Kong's Legislative Council from 1991 to 2004 and Chairman of its Public Accounts Committee since 1995.

He qualified as a chartered accountant in 1978 and became President of the Hong Kong Institute of Certified Public Accountants (HKICPA, formerly the Hong Kong Society of Accountants) in 1993. He was named the first 'Accountant of the Year' by the HKICPA in 1993 and received the first 'International Accountant Award' from the Association of International Accountants in 2002. Dr. Li is currently a Board Member of the International Federation of Accountants.

Dr. Li also serves as Court Member, Trustee, Advisor and Adjunct Professor of several universities both locally and overseas. He is also active in working with young people and serves as an honorary advisor to many student societies in the accounting and business fields. He holds an honorary Doctorate degree of Law, an honorary Doctorate degree in Social Sciences, a 'Beta Gamma Sigma Chapter Honoree' as well as other university honorary fellowships.

Dr. Li is appointed to numerous Government Advisory Boards and Committees, and is currently Chairman of the Hong Kong Sports Institute and the Process Review Committee for the oversight of Hong Kong Monetary Authority designated system under the Clearing and Settlement Systems Ordinance. He is Member of the Clearing and Settlement Systems Appeals Tribunal; the Deposit-taking Companies Advisory Committee; Basel II Consultation Group; Inland Revenue Department's Users' Committee and Professional Services Development Assistance Scheme.

Dr. Li is a member of The 10th National Committee of the Chinese People's Political Consultative Conference. In recognition of his many public services, Dr. Li was awarded the Queen's Badge of Honor in 1988; appointed a Justice of the Peace in 1991; named a 'Global Leaders for Tomorrow' by the World Economic Forum in 1993; awarded the honor of an Officer of the Most Excellent Order of the British Empire (OBE) in 1996 and the Gold Bauhinia Star in 2003.

Dr. Li is an Independent Non-Executive Director of The Kowloon Motor Bus Holdings Limited, Wong's International (Holdings) Ltd, Catic International Holdings Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, Roadshow Holdings Limited, Sinochem Hong Kong Holdings Limited, SmarTone Telecommunications Holdings Limited and Strategic Global Investments plc..

Dr. Li does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has corporate interest of 18,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Dr. Li. Dr. Li has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Dr. Li received a director's fee of HK$40,000 and a further fee of HK$150,000 for being a member of the Audit Committee.

Professor WONG Yue-chim, Richard
SBS, JP
Independent Non-Executive Director (Age: 53)

Professor Richard Wong was appointed as an Independent Non-Executive Director in May 2005. Professor Wong currently serves as Deputy Vice-Chancellor of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. He was awarded the Silver Bauhinia Star in 1999 by the Government of the Hong Kong Special Administrative Region for his contributions in education, housing industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy. He is a Member of the Managing Board of The Kowloon-Canton Railway Corporation and also an Independent Non-Executive Director of Great Eagle Holdings Ltd., Pacific Century Insurance Holdings Ltd., Industrial and Commercial Bank of China (Asia) Ltd., CK Life Sciences International (Holdings) Inc., Orient Overseas (International) Ltd. and Pacific Century Premium Developments Ltd..

Professor Wong does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has family interest of 1,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Professor Wong. Professor Wong has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting. For the financial year ended 30 June 2005, Professor Wong received a director's fee of HK$40,000.

Dr. LEE Shau-kee
DBA(Hon), DSSc(Hon), LLD(Hon)
Non-Executive Director
Vice Chairman (Age: 76)

Dr. Lee has been a Non-Executive Director of the Company for the last 33 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Ltd. and Henderson Investment Ltd. He has been engaged in property development in Hong Kong for more than 49 years. He is also Chairman of Henderson Cyber Ltd., The Hong Kong and China Gas Company Ltd. and Miramar Hotel and Investment Company, Ltd. as well as a Director of Henderson China Holdings Ltd., Hong Kong Ferry (Holdings) Company Ltd. and The Bank of East Asia, Limited.

Dr. Lee does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has personal interest of 486,340 shares and corporate interest of 343,000 shares of the Company and corporate interest in shares of the following associated corporations within the meaning of Part XV of the Securities and Futures Ordinance.

Name of associated corporations	**No. of shares**
Anbok Limited	2
Billion Ventures Limited	1
Central Waterfront Construction Company Limited	1
Central Waterfront Property Holdings Limited	95
Central Waterfront Property Investment Holdings Limited	50
CWP Limited	1
Daily Win Development Limited	100
E Man – Sanfield JV Construction Company Limited	1
Everise (H.K.) Limited	1
Fullwise Finance Limited	2
Gold Sky Limited	1
Jade Land Resources Limited	1
Joy Wave Development Limited	1
Karnold Way Limited	2,459
Maxfine Development Limited	3,050
New Treasure Development Limited	1
Royal Peninsula Management Service Company Limited	1
Special Concept Development Limited	1
Star Play Development Limited	1
Successful Finance Limited	1
Teamfield Property Limited	4,918
Topcycle Construction Company Limited	1
Topcycle Development Limited	1
Topcycle Project Management Limited	1
World Space Investment Limited	4,918

There is no service contract between the Company and Dr. Lee. Dr. Lee has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting. For the financial year ended 30 June 2005, Dr. Lee received a director's fee of HK$50,000.

CHAN Kui-yuen, Thomas
B Comm
Executive Director (Age: 59)

Mr. Chan graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd.

Mr. Chan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has family interest of 66,000 shares, corporate interest of 126,500 shares and 75,000 option shares of the Company, and has 290,000 option shares of SUNeVision Holdings Ltd., within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Chan. Mr. Chan has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Mr. Chan received a director's fee of HK$40,000 and other emoluments of HK$7,072,136.

CHAN Kai-ming
CEng, FIStructE, MICE
Executive Director (Age: 73)

Mr. Chan has been an Executive Director since 1981. Mr. Chan also served as an appointed Member of the District Board of Shatin for three years from 1985.

Mr. Chan does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has personal interest of 41,186 shares and 75,000 option shares of the Company, and has personal interest of 115,000 shares of SUNeVision Holdings Ltd., within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Chan. Mr. Chan has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Mr. Chan received a director's fee of HK$40,000 and other emoluments of HK$5,799,198.

KWONG Chun
Executive Director (Age: 76)

Mr. Kwong graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Ltd. He was transferred to Sun Hung Kai Enterprises Ltd. in 1963. In 1972, Sun Hung Kai Properties Ltd. became a listed company and he has worked for it ever since. He was appointed an Executive Director in 1992.

Mr. Kwong does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has personal interest of 702,722 shares, family interest of 339,358 shares and 75,000 option shares of the Company, and has personal interest of 300,000 shares of SUNeVision Holdings Ltd., within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Kwong. Mr. Kwong has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Mr. Kwong received a director's fee of HK$40,000 and other emoluments of HK$3,223,420.

WONG Yick-kam, Michael
BBA, MBA
Executive Director (Age: 53)

Mr. Wong has been with the Group for 24 years. He obtained his Bachelor's and Master's degrees in Business Administration from The Chinese University of Hong Kong. He was appointed an Executive Director in 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and relations with the investment community.

Mr. Wong is Deputy Chairman of RoadShow Holdings Limited, an Executive Director of SUNeVision Holdings Ltd. and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

In community service, he is Chairman of the Hong Kong Youth Hostels Association.

Mr. Wong does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has personal interest of 70,904 shares and 75,000 option shares of the Company, and has personal interest of 100,000 shares and 240,000 option shares of SUNeVision Holdings Ltd., within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Wong. Mr. Wong has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Mr. Wong received a director's fee of HK$40,000 and other emoluments of HK$6,357,243.

WONG Chik-wing, Mike
MSc(IRE), FHKIS, Registered Professional Surveyor (BS)
Executive Director (Age: 49)

Mr. Wong graduated from the Hong Kong Polytechnic University with distinction and holds a Master Degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director in 1996. He is currently responsible for project management matters of the Group's development projects.

Mr. Wong does not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. He has personal interest of 120,999 shares and 75,000 option shares of the Company, and has personal interest of 109,000 shares of SUNeVision Holdings Ltd., within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Wong. Mr. Wong has no fixed term of director's service but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles. His director's fee is determined by the shareholders at the annual general meeting and his other emoluments are subject to review by the Board form time to time pursuant to the power given to it under the Articles. For the financial year ended 30 June 2005, Mr. Wong received a director's fee of HK$40,000 and other emoluments of HK$12,246,779.

Article 75 of the Articles of Association of the Company sets out the procedure by which shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(v) as required by the applicable Listing Rules.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

NOTICE IS HEREBY GIVEN that the Thirty-third Annual General Meeting of the shareholders of Sun Hung Kai Properties Limited (the "**Company**") will be held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 8 December 2005 at noon for the following purposes:

1. To receive and consider the report of directors and the audited accounts for the year ended 30 June 2005.

2. To declare the final dividend.

3. To re-elect directors and authorise the board of directors of the Company to fix their remuneration.

4. To re-appoint auditors and authorise the board of directors of the Company to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following ordinary resolutions:

ORDINARY RESOLUTIONS

5. **"THAT:**

(a) the exercise by the directors of the Company (the "**Directors**") during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting."

6. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed the aggregate of:

(aa) ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by its articles of association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by the passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. **"THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 6 in the notice convening this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 10 October 2005

Notes:

(1) Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. All proxies must be deposited with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting.

(2) The Register of Members will be closed from 1 December 2005 to 8 December 2005 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 30 November 2005.

(3) With reference to Resolution 3 above, Dr. Li Ka-cheung, Eric, Professor Wong Yue-chim, Richard, Dr. Lee Shau-kee, Mr. Chan Kui-yuen, Thomas, Mr. Chan Kai-ming, Mr. Kwong Chun, Mr. WongYick-kam, Michael and Mr. Wong Chik-wing, Mike, will retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the circular dated 10 October 2005.

(4) With reference to Resolutions 5, 6 and 7 above, the Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants pursuant to the relevant mandate.

SUN HUNG KAI PROPERTIES LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
Stock Code: 16

10 October 2005

Dear Sir or Madam,

Pursuant to our letter dated 27 January 2003 and your subsequent reply to us / the default arrangement as mentioned therein (as appropriate), we send you herewith the Corporate Communication in the printed form as you so directed. You are however advised that the Corporate Communications prepared in Website Form and in other language will be available upon request.

If you wish to receive Corporate Communications still in printed form but in other language, please send your notification of new choice to our Registrar, Computershare Hong Kong Investor Services Limited, by using the attached pre-paid envelope*.

Both the English and Chinese versions of the Corporate Communications as well as the public announcements are made available on our website www.shkp.com. Shareholders who choose to receive the Website Form may sign and return the attached reply slip and supply their email address using the attached pre-paid envelope* to our Registrar. The Registrar will then send you an email notification on the same day of issue each time the Corporate Communication is posted on our website.

The altered choice shall become effective 10 business days from the date of receipt of your notification by our Registrar. ***PLEASE IGNORE THIS LETTER if you do not have intention to change the choice of form and /or language as previously conveyed to us.*** Should you have any query relating to this letter, please call the Company's hotline at 2828 8648.

Yours faithfully,

LAI Ho-kai, Ernest
Company Secretary

* Postage pre-paid is only applicable to shareholders of a registered address within Hong Kong.

REPLY SLIP

PLEASE IGNORE THIS LETTER if your choice of form and/or language remains the same as previously conveyed to us.

To: Computershare Hong Kong Investor Services Limited

I/We would like to receive the Corporate Communications of **Sun Hung Kai Properties Limited in Website Form instead of printed form.**

(My/our email address is : ______________________________)

Signature : ______________________________

Name of Shareholder : ______________________________

Date : ______________________________

Contact Phone No. : ______________________________